3/11


05008851

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME VA Technologie AG

*CURRENT ADDRESS Turmstrasse 44
A-4031 Linz, Austria

**FORMER NAME


PROCESSED

JUN 13 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3910 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/10/05



ologie AG

Annual Report 2003

spirit

has many faces

sustainable solutions. for a better life.

The art of *joining forces* to create a mission and then grow with its realisation

KEY FIGURES



Key Figures VA TECH Group

		2001	2002	2003	% CHANGE 2002/2003
Order intake	EUR m	4,551	4,125	4,336	+5%
Order backlog as at Dec. 31	EUR m	4,314	3,961	4,314	+9%
Sales	EUR m	3,999	3,872	3,923	+1%
Result from operating activities before goodwill amorisation (EBITA)	EUR m	146	129	153	+19%
Result from operating activities (EBIT)	EUR m	83	83	101	+22%
Financial result	EUR m	−41	−174	−121	+30%
Earnings before taxes (EBT)	EUR m	42	−91	−19	+79%
Profit/loss for the period	EUR m	32	−93	−15	+84%
Cash earnings	EUR m	−10	20	75	+275%
Free Cash Flow	EUR m	−82	101	185	+83%
Investments in tangible and intangible assets	EUR m	89	71	51	−28%
Investments in shareholdings	EUR m	50	27	29	+7%
Total investments	EUR m	139	98	80	−18%
Product and process innovation	EUR m	95	86	76	−12%
Product and process innovation/sales	%	2.4	2.2	1.9	–
Employees Dec. 31		18,847	17,725	17,478	−1%
ROS	%	3.7	3.3	3.9	–
ROE	%	5.5	−17.9	−3.4	–
ROCE[2]	%	1.9	0.7	2.4	–
WACC	%	8.5	8.0	8.0	–
Average capital employed[2]	EUR m	1,929	1,760	1,551	−12%
Market capitalisation (year end)	EUR m	370	229	384	+68%
Equity incl. minority interests	EUR	632	505	477	−6%
Earnings per share	EUR	2.2	−6.3	−1.0	+84%
Dividend per share	EUR	0.5	0	0[1]	–
Equity per share	EUR	42	34	32	−6%

[1] Proposal to the AGM
[2] New definition since 2002


Order intake
1999-2003 (EUR m)
3570
3894
4551
4125
4336
Sales
1999-2003 (EUR m)
3447
3985
3999
3872
3923
EBITA
1999-2003 (EUR m)
140
125
146
129
153
99 00 01 02 03
99 00 01 02 03
99 00 01 02 03

Sales by Division 2003


5% Water Systems
18% Infrastructure
25% Metallurgy
23% Power Generation
31% Transmission and Distribution
-2% Group services and consolidation

Sales by Region 2003


10% Near and Middle East, Africa
14% Asia/Pacific
3% South America
10% North America
63% Europe

In order to provide you with an insight into our mission, the following pages contain artworks by VA TECH employees from around the world. The topic of painting provided the focus of the 2003 Group Leadership-Programme and we are convinced that an involvement with the arts promotes intellectual curiosity and expands personal horizons. In addition, it encourages the crossing of frontiers, the harmonisation of the intellect and the emotions and the desire to search unstintingly for optimum solutions. Those that find a fascination for



the arts in their private lives also fulfil their creative potential in the professional sphere, which has positive consequences. Therefore, it is small wonder that so many artistic persons can be found among the VA TECH work force. More over, we are very proud of the cultural diversity among our employees and the fact that they have united behind the solution of the shared challenge of lending our corporate mission shape and colour, in order to create a masterpiece entitled, “The Future”.

ANNUAL REPORT



TWO THOUSAND
AND THREE

An invitation to a *"private viewing"*



Put yourself in the picture regarding VA TECH.

Contents

Introduction of the Supervisory Board Chairman

Ladies and gentlemen,

VA TECH operates in what is a highly fascinating, but extremely inhomogeneous industrial sector, where life is never easy, as I can confirm from my own long experience in international project business.

In the last few years, a great deal has been done to transform this diverse group into a focused technology and service enterprise, based on the "one company" concept. A convincing mission was created around the slogan, "sustainable solutions. for a better life." and as the impressive stands in the marketplace at the 2004 Group Workshop clearly demonstrated, the mission is not only alive at the international locations, but also in the hearts and minds of the employees.

Last year confronted us with a wide variety of developments in our market environment. On the one hand, there was the uncertainty created by the Iraq conflict, the respiratory infection SARS and further acts of terrorism. On the other, there were positive signals from China and Russia, continued stability in Europe and a recovery in the US economy, although the latter had no immediate effect upon the capital goods industry.

VA TECH stood up to these storms well with order intake growth, solid order backlog and improved results. This is a clear indication that, even in turbulent times, customers have complete trust in the Group's competence and commitment.

The new VA TECH management team appointed in December 2002 put in excellent work during the past year, thus proving the probity of the decision to establish the Group Divisions directly within the VA TECH Managing Board.

Another important event during 2003 was the change in the ownership structure. voestalpine AG sold its 19% holding in VA TECH to VICTORY Industriebeteiligung AG and ÖIAG sold 9% of Group stock via the stock market, without any effect on the share price. Consequently, the question of the future ownership structure of VA TECH has developed into a matter of eminent importance.

However, before turning to this issue, let us consider the role of VA TECH in Europe and Austria:

- VA TECH has a leading, international competitive position in its key business areas and is a major player in the European plant and mechanical engineering sector that is recognised and respected by both its customers and rivals.
- VA TECH has shown better share performance in the past two years than its much larger competitors.
- VA TECH is Austria's largest, global corporate group with international employees making up 55% of the work force.
- VA TECH has over 30,000 suppliers world-wide, of whom around 8,000 are in Austria, and is therefore of fundamental importance to the domestic economy.
- Every VA TECH post in plant building secures three jobs among the suppliers.

For these reasons, it is vital for VA TECH to achieve an ownership structure that offers lasting stability, secures the strategic independence of VA TECH as a group and at the same time is also attractive to the international markets due to a significant free float share. The ÖIAG will undertake an active role in order to ensure that VA TECH receives an ownership structure, which has the potential to offer long-term, predictable stability and growth to the advantage of customers, shareholders and employees.

Constructive co-operation between the Group's Supervisory and Managing Boards is essential to the successful completion of these tasks. This will take place on the basis of the Austrian Corporate Governance Code, to which VA TECH committed itself at the end of 2002 with the unanimous approval of the Supervisory Board.

I would like to thank the Group managers and all VA TECH employees for their efforts and commitment during the past year. The next twelve months are of decisive importance, as VA TECH has the chance to show that it is a profitable technology and service group. I am convinced that the Group possesses enormous potential for an attractive future and trust the management and staff to use these opportunities to the full.





Peter Michaelis
Chairman of the Supervisory Board

Introduction of the Managing Board

Ladies and gentlemen,

We can again look back on an eventful year in 2003. Let us begin with a glance at the international goods and capital markets. The global economy progressed in a low-key manner, Europe demonstrating only weak growth impulses, but the USA and Asia showing signs of an economic revival in the second half-year.

The modest expectations with regard to growth also led to the reduction or delay of investment projects in the capital goods industry. Various crises such as the Iraq war and the outbreak of SARS exacerbated this tendency, but fortunately, in both a temporal and regional sense, had only a limited influence on market developments in our branch. The strength of the euro against the US dollar and the Japanese yen made exporting more difficult. However, there were bright spots such as the CEE states, Russia and Asia, with China at the forefront, which achieved solid growth rates.

Following three years of stock exchange losses, during 2003 the international capital markets again showed an upward trend with marked improvements in share performance. One of the leaders in this regard was the Vienna ATX with plus 34%.

The energy and infrastructure fields, where we obtain three-quarters of our business, developed in a stable manner. This was due to the steady rise in global living standards and the accompanying increase in per capita energy consumption in the industrialising countries, as well as investment in replacement and new capacity in highly developed regions. Environment-friendly gas and renewable energy sources played a significant role in electricity production and on the basis of the Kyoto agreement, the European states have initiated numerous measures to support these forms of power generation. In the power transmission and distribution sector, surplus capacity remained a global problem and led to tough market competition and pressure on prices. Nonetheless, the power failures in North America and Europe during the past year demonstrated the necessity for investments in the security of supply and should lead to a revival in this sector, particularly with regard to network stability factors such as modernisation and automation.

Business development in the Central European market for electromechanical infrastructure was satisfactory. However, the demand for water purification and treatment plants in our key European markets was at an extremely low level and even subject to partial decline. This was the result of budget restraints, especially in the municipal segment.

The steel and aluminium industry business, which provides about a quarter of our clientele, showed something of a recovery in 2003. Moves towards consolidation among suppliers had a positive effect on global production and price trends, which favoured plant investment, modernisation and automation and services business, with significant impetus deriving from China and Russia.

ERICH BECKER
Chairman of the Board



ROLAND SCHARB
Vice-Chairman of the Board
Chief Financial Officer



GERHARD FALCH
Member of the Board



CHRISTIAN HABEGGER
Member of the Board



KLAUS BRENNER
Member of the Board



KLAUS SERNETZ
Member of the Board



But let us now to turn to VA TECH. During the past year, our Group celebrated its tenth birthday and following numerous acquisitions, divestments and restructuring measures, since its formation has developed into a leading European technology and service group. In our four key business areas, metallurgy, power generation, transmission and distribution, and infrastructure, we hold top international market postions. 75% of our business is now in the energy and infrastructure sectors, which offer long-term stability and low levels of cyclicity, while 25% comes from the metallurgical area. The share of sales volume of attractive automation and service business with excellent growth potential, high in-house value added and attractive margins has already improved from 12% three years ago, to 19%.

Order intake is focused on the domestic European market, where 65% of sales are obtained. In addition, we exploit opportunities for growth in expanding markets. At present, the emphasis is on Asia, with China predominating, and Russia. The risk profile of the Group has also improved considerably with a wider base of 15,000 projects in the order backlog and an average order size of EUR 545,000, which is more than 20% lower than the EUR 711,000 of five years ago.

With over 30,000 sub-suppliers, the Group is also an important industrial factor, one VA TECH employee in our plant building business securing three jobs among the suppliers. 17,478 highly qualified and motivated employees, 84% of whom work in Europe, serve over 5,000 customers around the world. Special emphasis is laid on sophisticated key accounting, half of our sales deriving from less than 100 key customers.

What did 2003 bring our Group? One major change consisted of the alterations to our ownership structure. In May, voestalpine AG sold its 19.05% holding to VICTORY Industriebeteiligung AG, and in September, ÖIAG (Österreichische Industrieholding AG) sold off 9% of its 24% holding to free float, without affecting the share price.

Order intake was raised from the EUR 4,125 m of last year to EUR 4,336 m, which represented clear evidence of the trust of our customers in the capabilities of our Group. Order backlog also grew to EUR 4,314 m at the end of the year. Sales stood at the level of the preceding year, amounting to EUR 3,923 m. There was a clear improvement in EBITA (earnings before interest, taxes and amortisation) from EUR 129 m to EUR 153 m in the past year. EBIT rose from EUR 83 m in 2002 to EUR 101 m in 2003. This figure contains goodwill amortisation of EUR 52 m as a non-cash position and restructuring expenses of EUR 25 m. The financial result totalled minus EUR 121 m (2002: minus EUR 174 m).

Following a loss of minus EUR 93 m in 2002, the net result in the past year was improved to minus EUR 15 m.

Along with liquidity, free cash flow developed in an excellent manner rising to EUR 185 m (2002: EUR 101 m). Following the deduction of liabilities to banks from liquid assets, net liquidity of EUR 238 m (2002: EUR 83 m) remained. This was the consequence of active and thorough cash management throughout the Group. The equity quota was stable, totalling 13.3% at the end of 2003.

The Metallurgy Division not only reported a sizeable increase in order intake, but also a successful turnaround with a solid contribution to results. Power Generation also showed positive business development with a further improvement in business volume and results as compared to the previous year. The Transmission and Distribution Division was subject to weakness in international markets and pressure on prices. Due to the underuse of capacity at various production centres, business volume was slightly down and a lower result was achieved as compared to the preceding year. A productivity and result improvement programme is in progress.

The Water Systems Division again reported a fall in sales and clearly negative results in 2003. Following failed negotiations, this year the Group Division will be further restructured under the industrial management of VA TECH ELIN EBG and some business areas will be divested. As has been the case for several years, the Infrastructure Division remained stable in 2003 with an increase in order intake and sales, as well as a clear improvement in results as compared to the previous year, when one-off effects are deducted.

What main directions does Group strategy follow?

• *A focus on the domestic European market and key markets with growth potential.*
Europe represents the clear focus of our activities and provides almost two-thirds of our business volume. Long-term economic stability, highly developed social and legal systems, security and infrastructure, as well as a demand for high-quality products and services constitute the attractiveness of this market. Further integration within the European Union, particularly in relation to the impending accession of ten new member states, will furnish further potential.

Our global business activities centre on regions, which offer interesting growth rates in our branches. Following South-East Asia and North America in the mid-1990s, at present it is Asia, and in particular China, as well as Russia that predominate. We are also highly selective in our choice of projects, in order to optimise pre-project costs. As in past years, three-quarters of Group business derived from only 15 countries, whereby Austria and Germany were the most important markets in terms of order intake.

• Expansion in the automation and service business areas.
Excellent chances for growth also exist in highly developed countries. Projects on a comprehensive scale with high value added, particularly in the software area, and higher margins than in plant building business, represent the attraction of this business. The objective is to increase the share of automation and services in overall Group business volume to 25% within three years.

• *An emphasis on sustainable solutions and renewable energy.*
For VA TECH, sustainability expressed in economic, ecological, cultural and social responsibility is not a fashion, but an absolute prerequisite for the provision of coming generations with development possibilities and sufficient resources. In view of the international efforts aimed at climate protection, as a "climate saver" our attention is concentrated on the avoidance of carbon dioxide emissions. During recent years, our plants and systems have provided annual CO_2 savings of more than 50 million tonnes. It is our intention to raise this figure still further and to create new project potential from the demands for emission reduction.

• Value creation and a sustained improvement in earnings power.
Here, we still have some way to go. For whilst it is true that we have improved our results over the past year, our earnings on the capital invested remained well below the capital costs and therefore value was still not created for investors.

Therefore, our financial targets are to achieve an operating margin of 6% (EBITA/sales) in the next three years, along with capital returns exceeding capital costs (higher ROCE than the weighted, average capital costs/WACC). In addition, we are seeking an equity ratio of 20% and sustained free cash flow generation. For the coming year, we expect order intake and sales to remain at roughly the level of the preceding year and be accompanied by an increase in the operating result and a positive net result.

How far have we progressed with the realisation of our mission, "sustainable solutions.for a better life"?
Following the joint definition of our mission by 400 international managers at the Group Workshop held at the beginning of 2002, an extensive range of communications and implementation measures were completed. One milestone in this connection was the Leadership Programme for 450 international managers, including the Managing Board, which did not deal with theory and management methods, but rather a targeted shift in personal approach for lasting changes in managerial performance. In order to enhance success rates with regard to mission and strategy realisation, as well as the targeted use of value drivers and measures, we have also introduced balanced scorecards for the Group, the Divisions and business areas. This development represents a major advance towards comprehensible, strategic implementation and an improvement in proactive business management.

What are the focal points of our entrepreneurial activities?
Of decisive importance to long-term business success is a sustainable and settled ownership structure, which supports value creation, opens up growth potential and secures the strategic integrity of the Group. For VA TECH this means a high level of free float, as well as core shareholders, who provide stability and protection against unfriendly take-overs. Apart from the development of our businesses into attractive, wealth-creating units, the creation of such a structure in the interest of all our stakeholders, constitutes both a challenge and a chance for our Group.

These facts were clearly expressed at the latest Group Workshop held in the January of this year with the formulation of the following key messages for 2004:

- MASTERING THE FUTURE
- LIVE LEADERSHIP
- KEEP YOUR PROMISES

We intend to orientate our business activities according to these basic principles to the benefit of our stakeholders in line with "sustainable solutions.for a better life."

Our thanks again go to all customers, suppliers and business partners for their trust and excellent teamwork. Gratitude is also due to all shareholders and employees for their performance and exemplary commitment. Together we will make VA TECH into a model, value creating, international enterprise that can look to the future with optimism.



ERICH BECKER
Chairman of the Board



ROLAND SCHARB
Vice-Chairman of the Board, CFO



GERHARD FALCH
Member of the Board



CHRISTIAN HABEGGER
Member of the Board



KLAUS BRENNER
Member of the Board



KLAUS SERNETZ
Member of the Board



sustainable solutions.

for a better life.

The following paintings were produced by our employees during the leadership programme in Fuschl/Austria. Left page: a picture from Christian Schmid

From the *abstract idea* to a concrete mission

HOW EVERYTHING BEGAN.

An interest in the arts expands one's horizons and encourages the crossing of frontiers. Art is something extremely personal, however, those that merely continue to copy successful models, are unlikely to develop their own style or become a master of their oeuvre. The same applies to leadership. Leading other people involves the recognition and furtherance of their potential. In order that this can be achieved, sensitivity is required, and under some circumstances, a readiness to show a lack of self. Born leaders have a different perspective. They are willing to take an occasional step backwards, in order to help employees to assume their appropriate place in the company. Therefore, managerial personalities possess a combination of fascinating abilities, which extend to a talent for generating admiration and enthusiasm for their mission among others. This talent partially derives from natural charisma and that "certain something" when dealing with people. Nonetheless, the skills needed for the main tools for the attainment of managerial competence can be trained. In this connection, off-the peg-solutions generally fail to provide business success. Therefore, our training was designed as an intensive, personal course for new managers and as an efficient refresher for experienced campaigners. Accordingly, the VA TECH Leadership Programme offered a perfect opportunity for both "old masters" and "young talents" to expand their personal, managerial competences through the acquisition of new techniques and methods.

Success within the framework of a *shared* mission






A picture from Karl Ernst, Timo Peitler and Alfred Piesinger

OUR MISSION – DEVELOPMENT AND REALISATION

The starting-point was the idea of sustainable solutions, an authentic commitment to sustainability as a guiding principle for our entrepreneurial activities. This approach was tabulated in the form of a mission by a team, which included young managers. Subsequently, during the VA TECH Group Workshop held in January 2002, the idea was discussed and reappraised in a creative process by over 400 international managers. The result was the following five-point mission statement, which provides a guideline for all our activities under the motto, "sustainable solutions. for a better life."

1.) VA TECH is a leading global Technology and Service Company. We are committed to creating value.

2.) Together with our customers all over the world, we develop sustainable solutions to improve the quality of life. We are the most responsive, innovative and reliable partner.

3.) To our shareholders, we deliver predictable, superior returns on their invested capital.

4.) It is our employees who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development.

5.) For us, it's all about performance, commitment and a readiness to change.

our vision



The 2004 Group Workshop. 600 Group managers deliberated and worked on important VA TECH topics.



Section of a painting by: Gary Craven, Anton Eberle, Jean-Claude Leblond, Rogelio Martinez, Keith Pomeroy

Team spirit is our *outstanding motif*

THE EFFECTIVENESS OF A MISSION is measured by the manner in which it is communicated, understood, interpreted and finally, and most importantly, put into practice. Therefore, we continued with the implementation process in 2003. Eighteen Managing Board workshops were held at 16 international Group locations in both Europe and overseas during which over 600 managers discussed the mission and measures for realisation were prepared with regard to customers, investors, employees and the Group.

The third Group Workshop, which was held during January of this year, again took the form of a colourful marketplace containing 30 locations and 8 Group themes, which not only addressed products and services, but also contributions to the implementation of the mission. One important milestone has already been passed. Our mission has received definition, been communicated throughout the Group and undergone initial steps towards realisation.

Accordingly, we will continue to push on with the development of the Group, shaping its identity and completing its integration into a leading global technology and service company.







Growing together



We offer products and services in the following five *divisions*

	METALLURGY	POWER GENERATION
PROFILE:	VOEST-ALPINE Industrieanlagenbau (VAI) is one of the world's leading suppliers of engineering and metall-urgical plants to the global steel industry and the flat products sector of the aluminium industry. VAI offers a wide range of state of the art technology from raw materials to the finished product. VAI is unique with regard to the scope of its capabilities in the areas of metallurgical processes, automation and services, which cover the entire life cycle of customer plants.	VA TECH HYDRO is a global supplier of electromechanical equipment and services for hydro power plants (water to wire). It is one of the world's largest players in the hydro power generation market and occupies a leading position in the expanding power plant modernisation sector. The combined cycle business area specialises in the engineering and construction of energy-efficient, gas-fired combined cycle power plants mainly in Europe.
POSITION:	Top 2 globally	Top 2 globally in hydro power
ORDER INTAKE 2003:	EUR 1,152 m	EUR 1,049 m
EMPLOYEES 2003:	3,430	3,013
STRATEGY TARGETS:	• Reorientation from being a major plant builder into a technology, automation and services partner for the steel and aluminium industries • Increase in earnings capacity • Automation and services business expansion	• Strengthening of the top 2 global position, consolidation of market leadership in the compact hydro, modernisation and services sector • Market penetration with new products, expansion in the automation field • Sustained increase in earnings capacity
PRODUCTS AND SERVICES:	Mineral and reduction technology; complete plants/metallurgical plant integration, steelmaking, continuous casting and environmental technology; rolling mill, strip processing and pipe and tube technology; automation; metallurgy services.	Large hydro (turnkey power plants); compact hydro (hydro power plants up to 15 MW); hydro service (profitability and value increases for existing power plants); combined cycle (gas-fired combined cycle power plants).

TRANSMISSION AND DISTRIBUTION	INFRASTRUCTURE	WATER SYSTEMS
VA TECH Transmission & Distribution is a leading international supplier of electrical power transmission and distribution systems, offering both integrated systems solutions and top technologies, which are tailor-made to individual customer requirements.	VA TECH ELIN EBG Group is a leading, multi-local supplier of holistic electromechanical and electronic plants, systems and services for industrial, building and municipal infrastructure. Our problem solving competence covers the areas of industrial plants, building systems, facility management, power supply, automation, drive and traction technology. ai informatics is an international supplier of complete IT solutions and a partner to companies in industry, telecommunications and retail, as well as in the private and public service sectors.	VA TECH WABAG is an international supplier with comprehensive water technology competence. The company's full service range extends from consulting, planning, financing, installation and start-up, to after sales services and the management of plants and systems.
Top 3 globally in the high-voltage sector	Multi-local player	International player in core markets
EUR 1,186 m	EUR 808 m	EUR 251 m
6,249	3,795	694
• Consolidation of the global top 3 position in the high-voltage sector, expansion in the automation and services sectors • Business structure development in key markets outside Europe • Sustained increase in earnings capacity	• Strengthening of market leadership in Central Europe, development into an "infrastructure company". • Continuation of regional expansion, while retaining attractive capital returns. • Emphasis on automation competence.	• Concentration on key markets and structural streamlining • Refocus and consolidation
Turnkey, conventional high-voltage plants in conventional and compact gas-insulated design; circuit breakers and disconnectors; GIS systems; product and network services; automation, control and protection technology; power transformers of up to 1,300 MVA, 765 kV, special transformers, transformer components	Electromechanical and electronic plants, systems and services in the industrial plant, building systems, facility management, energy supply, automation, drive and traction technology areas, IT services.	Drinking water treatment, treatment of industrial and process water, sea water and brackish water desalination, industrial and municipal wastewater treatment, fluidised bed systems, plant monitoring and operational management.

Our worldwide *team*


NORTH AMERICA
Order intake 294
Employees 1,422
Number of branches (subsidiaries and support units) 29
SOUTH AMERICA
Order intake 87
Employees 251
Number of branches (subsidiaries and support units) 14


EUROPE
Order intake 2,823
Employees 14,651
Number of branches
(subsidiaries and
support units)
incl. Austria 165

ASIA/PACIFIC

Order intake	659
Employees	1,014
Number of branches (subsidiaries and support units)	47

NEAR/MIDDLE EAST/ AFRICA

Order intake	473
Employees	140
Number of branches (subsidiaries and support units)	22

Successful *portfolio focusing* & restructuring

During the past five years, VA TECH has completed the transition from being an engineering conglomerate with an extensive product range, to a focused, global technology and service company. Defined core business areas have been subjected to long-term strengthening and restructuring at a total cost of around EUR 800 m and 30% of Group business divested. Since 1998, 89% growth in order intake, both organic and acquired, has been achieved in the core areas.

SUCCESS FACTORS

Top position in core business areas

The tense market situation that followed the Asian crisis of 1997/98, resulted in a further wave of acquisitions and divestments. VA TECH played an active role in this process and has been able to establish leading competitive positions in its core business areas:

- **Top 2 worldwide in metallurgy**
- **Top 2 worldwide in hydro power generation**
- **Top 3 worldwide in high-voltage power transmission and distribution**
- **Top 3 in Central Europe in the electromechanical engineering and service fields**

Reduction in cyclicity through the business and regional mix

Following its foundation in the mid-1990s, VA TECH was clearly oriented towards metallurgical engineering, which provided 40% of business volume and a large part of earnings.
Today, Group core business derives from four areas, which all provide roughly a quarter of business volume. Three-quarters of Group business originates from the energy and infrastructure sectors, which have low cyclicity levels, and one quarter from the steel and aluminium industry. If the average, annual fluctuations in order intake in each of the Group Divisions (including investments and divestments) during the past five years are examined, the following figures emerge: Metallurgy 8%, Power Generation 23%, Transmission and Distribution 31%, Infrastructure 17%. For VA TECH however, the annual average fluctuation only amounted to 10%, which represents clear evidence of the fact that the Group as a whole is less subject to cyclical influences than its individual Divisions.

The regional mix has long shown a stable focal point in Europe with 65% of order intake in 2003. On the basis of this domestic market, VA TECH uses a high level of flexibility to exploit the market opportunities available in the growth markets of varying regions. Examples include Asia (22% of order intake in 1997). North America (17% in 2000) and Asia again (18% in 2002 and 15% in 2003).

Comprehensive risk management

Apart from an improved strategic risk position derived from a business mix with low, overall cyclicity, the risk profile of our business has also improved considerably in recent years. The number of orders in the backlog rose from 8,800 in 1998 to around 15,000 in 2003, while the average size of our project orders has fallen from EUR 711,000 in 1998 to EUR 545,000 in 2003.
A comprehensive risk management system exists throughout the entire Group with a sophisticated range of instruments comprised of directives, control loops, insurance and measures in the risk areas strategy, project/operative risks, finance, personnel, information and communications technology and corporate governance.





- **FINANCIAL:** sustained increase in corporate value, generation of a positive free cash flow
- **STAKEHOLDER:** differentiation through innovative, sustainable solutions and close customer relationships, enhancement of life cycle competence through additional automation and services, creation of a sustainable shareholder structure
- **PROCESSES:** reduction in organisational and process complexity, strengthening of proactive business management
- **POTENTIAL:** improvements in managerial competence and communications within the Group, strengthening of employee loyalty through capital participation and remuneration systems.

Our financial targets for the coming three years are:

- Capital returns that exceed capital costs
  ROCE (Return On Capital Employed) > WACC (Weighted Average Cost of Capital)
- An operating margin of 6% ROS (Return on Sales) which equals EBITA/sales
- A solid equity ratio of 20%
- Sustained generation of free cash flow

Corporate governance

VA TECH has the declared goal of providing responsible corporate management based on sustainability and long-term value generation.
Transparent and comprehensive information is seen as offering a basis for confidence in our company on the part of our shareholders, employees and public interest groups. Accordingly, on our home page (www.vatech.at/investorrelations), we offer detailed information about the company that is available simultaneously around the globe and is the object of constant updates.

The **SUPERVISORY BOARD** monitors the management of business by the Managing Board. It studies the reports of the Managing Board, decides on business requests and determines the annual financial statements. The Supervisory Board is obliged to hold at least four meetings per year, which must take place on a quarterly basis. On December 31, 2003, the Supervisory Board consisted of 17 members, 11 of whom were capital representatives elected by the General Meeting, and six Works Council delegates. As an elected member to the Supervisory Board since April 12, 2000, Wolfgang Leitner represents the interests of private investors.

The Supervisory Board has formed an accounts committee, a strategy committee and a presidential committee, which also acts as a personnel committee. During 2003, the Supervisory Board held a total of 7 meetings, one of which was a constituent meeting held after the election of four new members at the Extraordinary General Meeting on September 8, 2003. The determination of the annual financial statements for 2002 by the Supervisory Board was prepared at a meeting of the accounts committee. Approval of the 2004-2006 business plan was preceded by two meetings of the strategy committee.

The **MANAGING BOARD** administers the Group on its own responsibility and free from instructions from the shareholders, the Supervisory Board or other parties. It is obliged to provide the Supervisory Board with regular reports and submit certain business transactions of the Group holding and Group companies for Supervisory Board approval. The Managing Board agrees the strategic direction of the company with the Supervisory Board. The members of the Managing Board are appointed by the Supervisory Board.

The **AUDITORS** report to the accounts committee and the Supervisory Board on the results of their audit. At the Ordinary General Meeting on April 29, 2003, KPMG Alpen Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft was selected as the auditor for both the VA Technologie AG consolidated and individual financial statements.
The articles of VA Technologie AG are available under www.vatech.at/coporategovernance.







The supervisory board

Honorary Chairman:
HERBERT KREJCI
Secretary General, Association of Austrian Industrialists, ret.

Chairman:
PETER MICHAELIS
Speaker of the Board, Österreichische Industrieholding AG

Vice-Chairman:
GÜNTHER ROBOL
Auditor (member of the Supervisory Board from September 8, 2003, Vice-Chairman from December 12, 2003)

Members:
WINFRIED BRAUMANN
Chairman, Frauenthal Holding AG

KARL HOLLWEGER
Chairman, Österreichische Industrieholding AG, ret. (until April 29, 2003)

ALFRED KOCH
Chairman, Steyr-Daimler-Puch Fahrzeugtechnik AG, ret.

MIRKO KOVATS
Chairman, VICTORY Industriebeteiligung AG (Member of the Supervisory Board from September 8, 2003, Vice-Chairman from October 1, 2003 until December 12, 2003)

WOLFGANG LEITNER
Attorney at law; Member of the Board, Association of Austrian Shareholders

HELMUT LIST
Managing Director, AVL List Ges. f. Verbrennungskraftmaschinen und Meßtechnik mbH (until April 29, 2003)

PAUL NILLES
Director, Centre de Recherches Métallurgiques, Liège/ Belgium, ret.

CHRISTIAN NOWOTNY
Corporate Law Department, Vienna University of Economics (until September 8, 2003)

PETER PÜHRINGER
Chairman, POK Pühringer Privatstiftung (from September 8, 2003 until November 26, 2003)

EDUARD SAXINGER
Attorney at law (until September 8, 2003)

LUDWIG SCHARINGER
Chairman, Raiffeisenlandesbank Oberösterreich (from September 8, 2003)

FRANZ STRUZL
Chairman, voestalpine AG (Vice-Chairman of VA TECH Supervisory Board until October 1, 2003)

ALFRED WIDMER
CEO, Julius Blum GmbH, ret.

RAINER WIELTSCH
Member of the Board, Österreichische Industrieholding AG

ERNST ARTNER
Chairman, VOEST-ALPINE Industrieanlagenbau GmbH & Co Salaried Staff Council

ANTON BENEDER
Chairman, VA TECH ELIN EBG GmbH & Co Workers' Council Chairman, VA TECH Group Employees' Council

ANITA BENEDER
Chairman, applied international informatics AG Salaried Staff Council (until April 29, 2003 and from October 1, 2003)

RUDOLF RYBICZKA
Chairman, VA TECH WABAG GmbH Salaried Staff Council

WILHELM STURM
Chairman, VA TECH HYDRO GmbH & Co Salaried Staff Council

SIEGFRIED TROMAIER
Chairman, VA TECH HYDRO GmbH & Co/ Weiz Central Works Council

Accounts committee: Peter Michaelis, Günther Robol, Alfred Koch, Mirko Kovats, Ernst Artner und Wilhelm Sturm
Strategy committee: Peter Michaelis, Winfried Braumann, Mirko Kovats, Franz Struzl, Anton Beneder und Siegfried Tromaier
Personnel committee: Peter Michaelis, Günther Robol, Anton Beneder

(From/until) member of the Supervisory Board



The Managing Board

Chairman:
ERICH BECKER

Vice-Chairman:
ROLAND SCHARB

Members:

GERHARD FALCH
Chairman, VOEST-ALPINE Industrieanlagenbau GmbH

CHRISTIAN HABEGGER
Chairman, VA TECH HYDRO GmbH

KLAUS BRENNER
Chairman, VA TECH Transmission & Distribution GmbH

KLAUS SERNETZ
Chairman, VA TECH ELIN EBG GmbH

Corporate governance declaration 2003

AUSTRIAN COMPANIES listed on the Prime Market of the Vienna Stock Exchange are subject to numerous regulations at legislative (stock act, stock exchange act, etc.), administrative law (e.g. issuer compliance directive from the financial market authority) and contractual levels (e.g. conditions for participation in the Vienna Stock Exchange Prime Market). The Austrian Corporate Governance Code (CG Code) provides additional standards for good management of companies, which declare their commitment to the Code on a voluntary basis.

The main CG Code principles including:
- the equal treatment of all shareholders
- transparency with regard to the shareholders
- open communications between the Managing and Supervisory Boards
- prevention of conflicts of interest among body members
- efficient controls through the Supervisory Board and the auditors

are intended to strengthen the trust of all stakeholders, particularly international investors in the company, its management and Austria as a financial market.

COMPLIANCE DIRECTIVE

On April 1, 2002, the Compliance Directive for Issuer ("CDI") issued by the Federal Austrian Securities Authority (now the Financial Market Authority), pursuant to § 82 Section 5a of the Austrian Stock Exchange Act, came into force. This directive regulates "principles for the transfer of information within companies, as well as organisational measures for issuers for the prevention of insider information misuse". The VA Technologie AG Managing Board issued an internal compliance order for implementation of the CDI and has assigned responsibility for compliance matters to the head of the VA Technologie AG Legal Department. An analogous Group directive applies for the prevention of the misuse of insider information in the Divisions. VA Technologie AG has an exclusive holding function and therefore, in accordance with § 4 Section (2) CDI, is defined as being the only area of confidentiality pursuant to the directive.

In the year under review, no temporary areas of confidentiality were established. There were no individual exceptions made to the trading ban pursuant to §8 Section 4 of the CDI. General exceptions were granted by the compliance officer for the purchase of shares within the framework of the VA TECH share option scheme 2003 (provision of own investment) and the "Chance Share" employee participation scheme (limited to the purchase of 250 shares on the first day of the option exercise period). Training and other information measures were provided for the implementation of the CDI.

During 2003, in accordance with §91 of the Stock Exchange Law, members of the Managing Board reported nine transactions to the compliance officer. There were no reports of transactions by members of the Supervisory Board and executive managers. No infringements of the internal company directives issued due to the CDI were established by the compliance officer in the course of the period under review.

- Rule 2: "One share – one vote" applies for VA TECH shareholders subject to the proviso that, according to the articles, the voting rights of each stockholder are limited to 25% of the shares issued.

- Rule 38: An age limit for nominees to the Managing Board has been agreed internally by the Supervisory Board, but is not contained in the corporate articles.

- Rule 49: Contracts of the company with individual members of the Supervisory Board, or with companies closely related to members of the Supervisory Board, will be concluded on the basis of arm's length conditions. If they relate to transactions which require approval of the Supervisory Board, such contracts will be submitted to the Supervisory Board and published in the annual report.

- Rule 51: The Supervisory Board has eleven members (excluding Works Council representatives) and therefore exceeds the suggested limit of ten.

- Rule 54: At present, an age limit for nominees to the Supervisory Board is not foreseen in the corporate articles.

- Rule 69: Reports concerning the purchase and sale of VA TECH shares by members of the Managing or Supervisory Boards are to be made to the Financial Market Authority in accordance with § 91a Stock Exchange Law and not additionally published on the VA TECH web site.

Integrated *group management* of VA Technologie AG



Erich Becker has been the VA Technologie AG Managing Board Chairman since September 1, 1999. In addition, he is also responsible for the functional areas of Strategy, Communications and Investor Relations, Human Resources and Group Auditing.

Erich Becker (born 1941) is married, has three children and lives in Vienna. His private interests are focused primarily on various cultural areas.

Professional background:
- Member of the Board, Post – und Telekombeteiligungsverwaltungsgesellschaft
- Member of the Board, Österreichische Industrieholding Aktiengesellschaft, from 1994: Vice-Chairman
- Member of the Board, Austrian Industries AG
- Member of the Board, Austrian Industries Technologies AG
- Member of the Board, Maschinen- und Anlagenbau Holding AG, Linz
- Senior manager, Finance and Controlling Department, Simmering-Graz-Pauker Aktiengesellschaft, Vienna
- Deputy head, Business Management Department, E. Schrack Elektrizitäts Aktiengesellschaft, Vienna



Roland Scharb was appointed as Vice-Chairman of the VA Technologie Managing Board in December 2002. Since September 2001, he is responsible for the functional areas of Financial Management, Controlling, Accounting and Taxes, as well as Legal Affairs and Insurance. In addition, the VA TECH Finance service company is under his auspices.

Roland Scharb (born 1946) is married, has one child and lives in Brunn am Gebirge. His hobbies include motorcycling, skiing and both listening to and making music.

Professional background:
- Member of the VA Technologie AG Board since July 1998.
- Chairman of the Board, ELIN Energieversorgung GmbH
- CEO, consulting companies (Dr. HÖFNER & PARTNER/CATRO)
- Member of the Board, VOEST-ALPINE HEBAG
- Assistant to the Chairman, VOEST-ALPINE AG
- Head of management training, VOEST-ALPINE AG



Gerhard Falch was appointed to the VA Technologie AG Managing Board in December 2002 and is responsible for the Metallurgy Division (Chairman VOEST-ALPINE Industrieanlagenbau). In addition, the service companies VA TECH Patente and VA TECH International are under his auspices.

Gerhard Falch (born 1948) is married, has two children and lives in Antiesenhofen. In private, he particularly treasures a close circle of friends and loves Taroque, both as a strategic and operative game.

Professional background:
- Chairman of VOEST ALPINE Industrieanlagenbau GmbH, Linz since 1999
- Member of the Board, VA TECH ELIN EBG GmbH
- Member of the Board, ELIN Energieanwendung GmbH
- Member of the Board, Elektro Bau AG
- CEO, VOEST JOHN BROWN Industrieanlagenbau GmbH joint venture with companies in Essen, Linz and Leipzig
- Head of Chemical Engineering Division, head of VAI department and power-of-attorney
- Project manager, Burma methanol plant

VA Technologie AG

METALLURGY	POWER GENERATION	TRANSMISSION & DISTRIBUTION	INFRASTRUCTURE	WATER SYSTEMS
VAI	VA TECH HYDRO	VA TECH T&D	VA TECH ELIN EBG ai informatics	VA TECH WABAG
Gerhard Falch (Chairman) Erich Ennsbrunner Karl Gruber Karl Schwaha	Christian Habegger (Chairman) Alfred Friedinger Franz Strohmer Helmuth Tschabuschnig	Klaus Brenner (Chairman) Klaus Rinnerberger	Klaus Sernetz (Chairman) Stefan Hase Herbert Kaufmann	Josef Schnaitl 1) Stephane Sournat 2) Roman Pongracz 3) Gerhard Jantscher 3) Günter Heisler 4)

Functional areas
- Strategy, Communications and Investor Relations (Wolfgang Schwaiger)
- Human Resources (Lorenz Held)
- Financial Management (Walter Lindner)
- Controlling, Accounting and Taxes (Franz Blumenschein)
- Legal Affairs (Bernhard Starzer)
- Group/System Auditing (Ernst Bühl)

Service companies
- VA TECH Finance GmbH (Walter Lindner, Alfred Gabler)
- VA TECH International GmbH (Bernd Schiefersteiner)
- VA TECH Management Services GmbH (Kurt Guwak, Wolfgang Schwaiger)

Notes:
VA TECH ELIN EBG assumed the industrial management of VA TECH WABAG with effect from 3.2.04.
1) As of February 15, 2004, 2) as of March 15, 2004, 3) until March 31, 2004, 4) until February 15, 2004



Christian Habegger joined the VA Technologie AG Managing Board in December 2002 and is responsible for the Power Generation Division (Chairman, VA TECH HYDRO).

Christian Habegger (born 1944) has three children and lives in Seon/Switzerland and Vienna. His private interests centre on nature, its beauties and the possibilities it offers for relaxation.

Professional background:
- since January 2002 Chairman of the Board, VA TECH HYDRO
- Member of the Board, Sulzer AG with responsibility for the division Sulzer Winterthur (Sulzer Hydro, Sulzer Chemtec, Sulzer Metko, Sulzer Wintec)
- Chairman of the Board, Sulzer Hydro Group
- Director of global marketing/sales, Sulzer Escher Wyss Wasserkraft



Klaus Brenner joined the VA Technologie AG Managing Board in December 2002 and is responsible for the Transmission and Distribution Division (Chairman of VA TECH Transmission & Distribution).

Klaus Brenner (born 1955) is married, has two children and lives in Maria Enzersdorf. In his leisure time, he likes to relax with reading, his family and sport.

Professional background:
- Chairman, VA TECH Transmission & Distribution GmbH since 2000
- Member of the Board, VA TECH ELIN GmbH
- Member of the Supervisory Board, ELIN subsidiaries EHH, SAT, ETG, EBG-Trafo, ASTA
- Head of the Transmission & Distribution Division
- Head of strategic planning
- Combi-cycle power station project manager
- 7 years in the Middle East



Klaus Sernetz was appointed to the VA Technologie AG Managing Board in December 2002 and is responsible for the Infrastructure Division (Chairman, VA TECH ELIN EBG), applied international informatics AG (aii) and since February 3, 2004 for VA TECH WABAG.

Klaus Sernetz (born 1951) is married, has five children and lives in Maria Enzersdorf.

Professional background:
- Chairman, VA TECH ELIN EBG GmbH since 1995
- CEO, ABB Industrie GmbH
- Various management posts at Simmering-Graz-Pauker AG
- CEO, Voest Alpine do Brasil Ltda
- VOEST-ALPINE AG/Industrieanlagenbau Division



MAJOR SIGNIFICANCE ATTACHED TO INVESTOR RELATIONS

In 2003, a series of measures were again implemented in order to offer the capital market, including both retail and institutional investors and analysts, an open and on-going information policy.

One focal point was provided by road shows. Each year, two road shows are held in important financial markets such as Vienna, London, Frankfurt, Toronto and New York. In addition, there were direct contacts to major investment houses, which included connections via international financial market and branch conferences. Within the scope of a Vienna Stock Exchange initiative, last year VA TECH participated in special "Austrian Days" in Paris and New York.

In 2003, the yearly VA TECH OPEN, an event for analysts, investors and press representatives, focused on hydro power. Norway which is regarded as the leading hydro power nation with an almost 100% share of electricity production, was selected as the venue. Over 35 attendees took the opportunity to hold discussions with experts and subsequently view a hydro power plant in the Lysebotn Fjord.

The importance of the internet for a rapid and direct supply of information is constantly increasing and VA TECH also focuses on this medium. For retail investors in particular, it represents the simplest means of obtaining access to constantly updated presentations, the 200 releases per year on the electronic subscription service and the invitations to various events issued to our 4,000 registered recipients.

The VA TECH homepage (www.vatech.at) pays special attention to the wishes and needs of certain groups such as the general public, the press, shareholders/capital markets and customers, and also provides focused applications.

HIGHLIGHTS:

- A subscription service with approximately 200 press releases annually
- Annual and Sustainability Reports as an ONLINE application
- Detailed Corporate Governance area
- Price charts (trend per day/month/year)
- Latest price inquiries by mobile phone (WAP and SMS)
- Analyst reports concerning VA TECH
- Detailed product information and contact data
- Technological news
- Financial event calendar
- Extensive download centre
- Glossaries with various focal points such as technical, business management or stock exchange related information
- VA TECH TV (live as well as video on demand)
- FAQs (frequently asked questions)



The latest Group information as well as the entire Annual Report with many additional possibilities are available on line under www.vatech.at/investorrelations.
Should you have supplementary questions, please contact the VA TECH Communications and Investor Relations team:

Wolfgang Schwaiger, Harald Hagenauer, Gabriele Stimpfl
Tel.: (++43/732) 6986-9222, Fax: (++43/732) 6980-3416, e-mail: contact@vatech.at

SHARE PRICE DEVELOPMENT

Index in % since May 25, 1994 (IPO)



280
250
220
190
160
130
100
70
40
10
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

VA TECH
MSCI Europe (All Countries)
ATX (Vienna Stock Exchange)

SHARE PRICE DEVELOPMENT

Index in % and share price in EUR since December 31, 2002



230
220
210
200
190
180
170
160
150
140
130
120
110
100
90
34
32
30
28
26
24
22
20
18
16
14
VA TECH (in EUR)
Dez. 02 Mrz. 03 Jun. 03 Sep. 03 Dez. 03 Mrz. 04

VA TECH
MSCI World Machinery
MSCI Capital Goods
ATX
MSCI World Electric Equipment

OWNERSHIP STRUCTURE



15% ÖIAG
12,53% VICTORY Industrie-beteiligung AG
72,47% Free float
45% International investors
55% Austrian investors
30% Institutional investors
70% Retail investors

DATES FOR 2004

Results	
Annual Report 2003	March 25, 2004
Quarter 1, 2004	May 25, 2004
Quarters 1-2, 2004	August 26, 2004
Quarters 1-3, 2004	November 25, 2004
Annual General Meeting	April 29, 2004 Linz Design Center

MARKETS

Vienna	Vienna Stock Exchange, VAT
London	SEAQ International, London
New York	ADR – Bank of New York, VATXY
Frankfurt	OTC
Berlin	OTC
München	OTC
Stuttgart	OTC
Hamburg	OTC

VA TECH SECURITY IDENTIFICATION NUMBERS

VA TECH security identification number	0937453
ISIN	AT 0000 937453
ADR-ISIN ISIN: International Securities Identification Number	US 91819 P 1049
Reuters Code	VATE.VI
Bloomberg	VATC AV
AP-Dow Jones	R.VATECH

Additional, stock exchange key figures are contained on page 115 under Facts and Figures

The VA TECH share price shows an *upward trend*

2003 brought a 65.2% rise in the price of the VA TECH share. With this turnaround, VA TECH occupied second place with regard to share performance among the stocks listed on the ATX index of the Vienna Stock Exchange. The increase from EUR 15.5 to EUR 25.6 at the end of 2003 was therefore higher than that of the various indexes of the international stock exchanges around the world. Following a poor stock exchange year in 2002, the figures for 2003 showed a clearly upward trend (Dow Jones/New York: +25%, FTSE100/ London: +14%, DAX/Frankfurt: +37%), ATX/Vienna Stock Exchange 34%).

Shares of companies in the capital goods industry also recovered and even achieved disproportionately large price rises. The Morgan Stanley Capital Goods Index was up by 39%, the Morgan Stanley Machinery Index (contains mechanical engineering and plant building stock) by 46%, while the Morgan Stanley Electrical Index, which relates to the electrical engineering branch, improved by 44%.

At the end of 2003, the market capitalisation of VA TECH on the basis of 14,976,784 shares (23,216 shares were held by of VA TECH as part of an employee participation scheme per December 31, 2003) amounted to EUR 384 m. Capitalisation was thus 20% below the book equity of EUR 484 m. Trading with VA TECH shares on the Vienna Stock Exchange and in the OTC process (over the counter) totalled EUR 615 m and EUR 558 m respectively. This annual turnover of EUR 1,173 m represented a plus of EUR 558 m as compared to 2002.

Due to the negative result for 2003, the Managing Board proposed to the General Meeting that no dividend be paid for 2003.

CHANGE IN OWNERSHIP STRUCTURE

During the past year the ownership structure of VA TECH was subject to major change.

In May 2003, voestalpine AG sold its VA TECH shares (19.05%) to VICTORY Industriebeteiligung AG and in August 2003, Österreichische Industrieholding AG (ÖIAG) reduced its holding from 24% to 15% (disposal of 1.35 million shares to Austrian and international financial investors).

In November 2003, 250,000 shares were offered to the work force in the course of an employee participation scheme. At the end of 2003, 23,216 shares were still in the possession of VA TECH. As at February 15, 2004, this figure had fallen to 15,700.

As at January 20, 2004, VICTORY Industriebeteiligung AG reported a 12.53% shareholding, which resulted in a free float of 72.47%. According to a shareholder survey, 45% of this free float is in the possession of international investors and 55% is owned by Austrian investors.

The international investors consist of investment/pension funds, which are largely UK- and US-based.

According to the shareholder survey, the shares owned by Austrian investors were spread among approximately 15,000 accounts. Institutional investors held 30% of volume (investment funds, banks, insurance companies), retail investors (private ownership, trusts, companies) 70%.



Technological Innovations



Innovative Services



Internal Improvements

Promoting the spirit of invention is one of our *ideals*

We believe in the power of innovation and therefore make every effort to actively promote and support creative thinking. As a progressive company, we invest in technologies of the future and are proud of our ability to attract new talents and personalities. This presents us with opportunities to adapt to rapid economic shifts and to react with flexibility to new challenges. Inventiveness and creative potential is more state-of-the-art than ever, as impressively demonstrated by the various awards presented within the scope of the Leonardo 2003.



Prize for Technological Innovations

PURE IRON OXIDE FROM OILY SLUDGES
VAI
Alexander Fleischanderl
Andreas Zobernig

Prize for Innovative Services

▸▸ **CO_2 REDUCTION USING AWINA TECHNOLOGY**
VA TECH ELIN EBG
Manfred Haselgrübler

This innovative process provides a sustainable reduction in CO_2-emissions and landfill volume through the in-house, thermal recycling of carbonaceous residues via CHP and integrated energy and charge management.

Prize for Internal Improvements

▸▸ **FRACTAL PROCESS ENGINE**
VAI
Karl Mörwald
Michael Stiftinger

The Fractal Process Engine is a software tool developed by VAI for the implementation of the 6 Σ approach to knowledge management. This goal is achieved by the efficient definition and visualisation of process steps, data flows and interfaces.

Special Prize for Sustainable Solutions

▸▸ **SPECIAL APPLICATIONS OF COMPACT HYDRO FOR DRINKING WATER**
VA TECH HYDRO
Roland Hugentobler
Pierre Duflon

Compact hydro units are modified with regard to their design and selection of materials, in order to enable their use in the drinking water field and for wastewater prior to discharge into a purification plant.

Special Prize for Smart & Simple

▸▸ **HYDRAULIC GATES WITH REDUCED LIFTING FORCE**
VA TECH HYDRO
Volker Kienberger

Pressure forces in hydraulic power plants are better balanced by means of openings in the main structure of the gates, thus significantly reducing both downward pull and overall costs.

Special Prize for Visionary Ideas

▸▸ **SIMULTANEOUS REDUCTION IN NOISE AND EXHAUST GASES**
VA TECH ELIN EBG
Johannes Wieser

This solution simultaneously reduces traffic noise and vehicle exhaust impact using an overhead construction, which includes the highest possible level of exhaust gas treatment, safety features and fire protection.

Special Prize for e-business

▸▸ **VA TECH VIRTUAL CLASSROOM**
VA TECH T&D
Andrej Medved
Herbert Nussbaumer
Monika Figiel
Andrea Zimpernik

The Virtual Classroom is a technology for training based on the internet in which the trainer and the trainees are only linked via bi-directional communication channels.



Good ideas for sustainable development







Sustainability is *rooted* in the search for new possibilities



VA TECH aims to contribute to the eco-efficient supply of society through technology and innovative answers, an objective reflected by its mission statement, "sustainable solutions. for a better life". This guiding principle represents both a challenge and an opportunity for the future. VA TECH is committed to a corporate policy based on the three pillars of sustainability and directed towards continuous progress.

FOCUS ON INCREASED EFFICIENCY
We ensure the efficient use of limited resources

FOCUS ON EMISSION REDUCTIONS
We offer clean solutions

FOCUS ON PLANT LIFE CYCLES
We extend the service life of industrial plants

Further information about sustainability within the VA TECH Group can be found in the Sustainability Report and on our homepage www.vatech.at/sustainability



Sustainability represents development, "That meets the needs of the present, without compromising the ability of future generations to meet their own needs."

World Commission for the Environment and Development (Brundlandt Report), 1987

Internal processes, technological developments and project solutions are all targeted on the efficient use of energy, resource conservation and plant life cycles. Accordingly, the management and key indicator reporting essential to the achievement of these goals has been considerably upgraded and the concept of sustainable development further refined. The starting-point for economic, ecological and social measures is provided by the question of the current expectations of the market with regard to tomorrow.

The strategic orientation of the Group in this connection is clear. Namely, a focus upon both the domestic European market and key markets with growth potential outside the continent, expansion of automation and service business, differentiation from the competition through sustained solutions and renewable energy, and a lasting increase in earnings capacity. Of decisive importance to lasting business success is an ownership structure that offers long-term stability and opens up growth potential, thus securing the strategic independence of the Group.

Three policies were defined in the first Sustainability Report 2001 concerning the sustainability mission statement as well as the environment and social policy.

As the first Austrian company, the VA TECH Group also signed the Global Compact, a system of values established by the United Nations. The implementation of this commitment is determined internally by means of detailed reporting and the anchorage of concrete objectives in balanced scorecards for all Group Divisions. The Group's sustainability targets consist of the following:

ECONOMIC TARGETS

- Focus on the European domestic market and key markets with growth potential
- Automation and service business expansion
- Differentiation through sustainable solutions and renewable energy
- Value creation and a sustained increase in earnings capacity

ECOLOGICAL TARGETS

- Introduction of an integrated, management system at all main locations by the end of 2006
- Cuts in resource consumption (water, energy) and emissions with a main emphasis on CO_2
- Use of environment-friendly materials, increase in the recycling ratio and a reduction in waste
- Enhancement of employee awareness with regard to environmental issues

SOCIAL TARGETS

- Promotion of work safety and health protection
- Further development and extension of leadership competences
- Upgrading of employee qualifications in relation to Group themes
- Improved communications and ongoing optimisation of reporting

The question as to where Group capabilities can best be used today, in order to contribute to a positive effect on the world of tomorrow, is the focus of all targets and considerations.

Climate protection perspectives

ENERGY SAVINGS AND CLIMATE PROTECTION



Due to the activities as an engineering company with a comprehensive range of innovative technologies for industry and the energy sector, VA TECH places major emphasis on resource conservation, energy efficiency, climate protection, as well as thought and action according to the life cycles of industrial plants. Accordingly, customer performance is improved and negative environmental impact prevented.

Innovative VA TECH technologies lead to an effective reduction in CO_2 emissions and thus make a sizeable contribution to climate protection through energy efficiency. The VA TECH product portfolio already facilitates the saving or avoidance of around 50 million tonnes of CO_2 annually. Future trading with CO_2 emission certificates simultaneously constitutes both a further impulse and incentive system.

SOLUTIONS FOR SUSTAINABLE DEVELOPMENT IN ALL GROUP DIVISIONS:

METALLURGY

- With our technologies and the plants that we have built, we contribute to the production of 150 m tonnes of steel p.a. This corresponds with the average yearly demand of the EU.
- We possess the "best available technologies", which enable our customers to meet the world's most stringent environmental regulations.
- With our product portfolio, we wish to achieve a sustained reduction in energy consumption, emissions and landfill through process optimisation and environmental protection installations at the plants of our customers.
- During recent years, the Group Division has provided average, annual savings of around 20 million tonnes of CO_2 in the iron and steel industry through energy savings and the development of innovative production processes.

POWER GENERATION

- Via our turbines and generators, we provide 100,000 GWh p.a. of renewable energy to the power supply, which corresponds with the demand of approximately 100 million people.
- We wish to increase this quantity by 10,000 GWh per year. Our products and past activities create total annual savings of 350 million tonnes of CO_2.
- Annual hydro power projects and environment-friendly, combined cycle power plants facilitate an additional reduction of around 23 million tonnes of CO_2 per year.

TRANSMISSION AND DISTRIBUTION

- We supply our customers with extremely high-quality and durable systems and components for the supply of the global population with electrical power.
- Each year, our plants provide over 400 million people with top quality electrical power.
- The higher the voltage, the lower the losses. Therefore, one of our targets is to raise the efficiency of transmission systems and to guarantee supply via our range in the high-voltage sector.
- Due to our focus on high-voltage and the intensive use of automation and new technologies for power transmission and distribution, we creat the potential for energy saving and CO_2 reduction.

INFRASTRUCTURE

- Our aim is efficient energy use. Therefore, we consider plant life cycles from a holistic and sustainable perspective.
- Our objective is to assist customers to reduce their energy needs, indicate inventive solutions and subsequently offer them via our portfolio.
- We are supplier of complete solutions and life cycle partner to our customers.
- Each year, the Division's sustainable technologies and solutions provide its customers with a CO_2 reduction potential of around 3 million tonnes.

WATER SYSTEMS

- With our plants, we currently supply a population of 200 million with drinking water (22 m m3/day) and wish to raise this figure by an additional 15 million people by 2005.
- Our plants currently clean the wastewater from 130 million people (27 m m3/day) and by 2005, it is planned to increase this total by another 4 million inhabitants around the world.
- Through projects in developing and threshold countries, such as sustained stabilisation of sewage sludge, measured in terms of a city with a population of 1 million, we attain greenhouse gas savings of 70,000 tonnes of CO_2 equivalents annually.


we care about climate



Expanded *horizons* and active environmental protection

Active environmental protection is not only one of our main topics and a major factor within the Group, but also shares equal ranking with other corporate objectives. All production procedures and activities are designed to keep the impact on the ecological balance to a minimum. The ongoing optimisation of production is as much a part of our endeavours as an intelligent approach to natural resources.

ENVIRONMENT

GRI Index	Environmental indicators	Units	2001	2002	2003
EN 1	Total material consumption	t	114,643	107,755	133,311
EN 3	Direct energy consumption (primary energy)	GJ	1,106,759	972,083	931,239
EN 4	Indirect energy consumption (secondary energy)	GJ	574,999	542,970	528,967
EN 5	Total water consumption	m^3	675,466	599,119	524,531
EN 8	Emissions of gases with a climatic impact	t [CO_2]	349,745	371,338	318,378
EN 9	Ozone destructive emissions	t [CFC_{11}]	n.a.	n.a.	0.18
EN 10	Other significant atmospheric emissions	t	384	387	435
EN 11	Total waste	t	26,581	23,945	20,640
EN 12	Total wastewater	m^3	571,165	486,106	468,410
EN 13	Soil emissions	t	31	63	58

Details, explanations and further key indicators in accordance with the Global Reporting Initiative (GRI) are published in the VA TECH Sustainability Report and on the homepage www.vatech.at/sustainability.

RESPONSIBILITY FOR THE ENVIRONMENT

Customer satisfaction and outstanding economic and technical performance represent the basic prerequisite for lasting, economic growth.

Achieving profits and raising corporate value constitute the central tasks of the company. Apart from an economic orientation, there is a clear commitment to ecological and social responsibility. All locations are to be integrated into an environmental management system according to ISO 14001 and a penetration level of around 50% has been achieved at production centres. The environmental management system should be fully implemented at all locations by 2006.

The majority of environmental key indicators show a fall over the preceding year. For example, CO_2 emissions were down by 14%, primary energy consumption by 4% and water consumption by 12%.

Technologies, processes and products with low ecological impact are given preference wherever this is economically and technically viable and compatible with customer needs. Business partners are informed and advised on the environment-relevant aspects of all products and services. Suppliers are also integrated into these comprehensive, environmental efforts. Moreover, the environmental awareness of the work force is enhanced through an ongoing information policy.

In line with the demands of the respective customer orders, those responsible for environmental matters within the Group make every effort to minimise the ecological impact of activities on the region. Adherence to all relevant official decrees, directives and laws (legal compliance) is seen as a minimum standard.

CONSTRUCTION SITES: safety and environmental protection under special conditions

On construction sites, functional safety management is an important prerequisite for the successful activities of VA TECH Group companies, particularly in countries where safety legislation is not as stringent as in Europe. Especially when a high degree of co-ordination between all the partners involved is required, complex tasks must be completed in extremely short periods and contracts are subject to local legal principles, the completion of such projects without any safety-related incidents constitutes a major challenge.
Out of an awareness of this major responsibility, all partners are integrated into safety management by means of information, training and supervision and are obliged to maintain strict standards in this regard. A classic example of competent environmental and safety management on a construction site is provided by VA TECH HYDRO near Ankara in Turkey, where a turn-key 770 MW combined cycle power plant is being built with a Turkish subsidiary.

The basic requirements made on the environmental management system at this site involve a combination of the results of an environmental compatibility study, the requirements of the financier (World Bank), internal VA TECH stipulations and the ISO 14001 standard. These preconditions were supplemented by the COSHH (Control of Substances Hazardous to Health) regulations. The result was a comprehensive environmental plan for the project, which laid down procedures for the individual processes of relevance to the environment.

The focal point was provided by waste treatment on site, energy consumption data collection, the monitoring of water supply and wastewater treatment, as well as the comprehensive monitoring of events of environmental significance. Implementation took place through on-site training and the creation of the relevant databases for the determination of environmental data and the introduction of control and reporting procedures.

Assuming responsibility means offering future *perspectives*

The sale of attractive products and services in expanding markets is an important element in sustained corporate success. As a global supplier of services and technology, thinking in terms of international networks is a matter of course for VA TECH. Therefore, the social structures at the various locations are taken into consideration to secure good working and living conditions for employees and their families, even in economically difficult times. Group personnel policy is targeted on meeting various requirements and accommodating differing cultures.

VA TECH SUSTAINABILITY HIGHLIGHTS

1993	Foundation of VA TECH.
1994	Among initial steps towards sustainable development, a mission statement is prepared under the motto "Sustainable Development" (we possess technologies for the optimum use of raw materials and energy and a reduction in environmental impact).
1999	VA TECH is accepted into the Dow Jones Sustainability Group Indexes (DJSGI).
2001	In order to strengthen Group activities in line with sustainable development, the VA TECH Sustainability Board is founded as an advisory body to the Managing Board.
2002	
January	The VA TECH Managing Board and over 400 managers convene at the first Group Workshop, in order to tabulate a common mission under the motto, "sustainable solutions for a better life."
March	Publication of the first Sustainability Report.
April	VA TECH becomes the first Austrian company to sign the UN Global Compact.
August	Participation in the World Summit for Sustainable Development in Johannesburg.
September	VA TECH is accepted into the "FTSE4Good" sustainability index for socially responsible investors.
2003	
March	Publication of the second Sustainability Report.
April	The first Sustainability Forum, a joint event held by VA TECH and the University of Linz, is dominated by discussions concerning the taking into account of economic, ecological and social objectives for the securing of sustainable development.
November	The "Rio Amoya" project is awarded first prize in the "Water" category during the Energy Globes award ceremony at the Linz Design Center. VA TECH HYDRO supported the realisation of this project with its innovative technologies.
2004	
March	Publication of the third Sustainability Report.





VA TECH IN CHINA

Various VA TECH Group companies discovered China as a highly promising market at a very early stage. In the energy generation sector, the country has constituted a target region since the 1970s and today, a work force of around 480 is employed in China. The largest unit is the VA TECH T&D transformer plant in Guangzhou, where some 280 employees have been manufacturing medium-sized and distribution transformers since 1999.

The fact that the technological standard corresponds with Western standards is a matter of course for reasons of international competitiveness. However, aspects such as working conditions, qualifications and process organisation also stand up to comparison. The plant possesses extensive and efficient quality management, as well as ISO 9001 accreditation. The large majority of the employees are skilled workers and engineers from the region. Every year, VA TECH offers a trainee programme in Guangzhou for university graduates. Free lunches and a company bus service are just two examples of local, social benefits. The working time of the VA TECH employees is regulated on the basis of a 40-hour week.

INVOLVEMENT WITHOUT BORDERS

For an international player like VA TECH, social involvement is not subject to national frontiers. The company supports aid organisations such as Medicins sans Frontières during their operations and projects, which provide sustainable results, as exemplified recently in Afghanistan. This is because hunger, poverty and a lack of medical treatment require the increased attention of donors, as only then long-term perspectives can be created for those affected. In 2003, support was given to a project in Afghanistan, where Medicins sans Frontières has assumed the management of a hospital in Yakuwlang.

A CULTURE OF SUSTAINABILITY

VA TECH supports a number of art and cultural projects. Financial donations provided by the Group contributed to the renovation of the Renaissance castle in Hartheim and the establishment of a gallery on the premises to enable mentally handicapped persons to display their art work on a regular basis. VA TECH also provided substantial support for the construction of the new "Lentos" art museum in Linz. As the main sponsor of the PRESTO association, VA TECH continues to back the Linz Bruckner Orchestra in the development of its artistic potential.

OPEN FOR DIALOGUE

Sustainable corporate management cannot take place behind closed doors. Therefore, VA TECH is engaged in an active dialogue with various interest groups. These stakeholders include all persons in a direct relationship with the company, as well as all those subject to the influence of its business activities. These include customers, suppliers, investors, employees and the general public. In its communications with stakeholders, VA TECH relies on a transparent information policy.

In the areas of sustainability and climate protection, VA TECH has assumed a pioneering and exemplary role, with the result that comprehensive corporate know-how is not only passed on in theory, but in practice.

The Alpbach Technology Forum provided VA TECH with a perfect opportunity for exchanges of opinion with leading representatives from the worlds of business and politics. The focus of these meetings was on two major factors in sustained corporate success, namely location policy and the implementation of emission trading in Austria.

A working group organised by VA TECH promoted discussion and the analysis of the opportunities and risks presented by global climate policy. VA TECH gave priority to the possibilities created in the engineering sector by climate protection projects, as there is potential for CO_2 reduction projects in the CEE states.

gether we go
one step further







Management competence that gets things *moving*

THE CHANCE PROJECT


PERSONAL COMPETENCE
ENTREPRENEURIAL COMPETENCE
SOCIAL COMPETENCE
PROFESSIONAL COMPETENCE
INTERCULTURAL COMPETENCE














CONCENTRATION OF PERSONNEL FUNCTIONS

During 2003, VA TECH Group human resources management was concentrated and newly structured. The support of top management and numerous, clearly defined, strategic key topics are undertaken by VA Technologie AG, while all other assignments in the personnel management areas have been combined in VA TECH Management Services GmbH via the Group Divisions. In addition to human resources, management, functions relating to communications and patents have also been integrated into the company.

STAFF DIALOGUE

During 2003, the new system developed at the end of 2002 for the tried and tested VA TECH staff dialogue system was rolled out throughout the entire Group. The philosophy of a modular and flexible structure has proved to be highly effective, allowing the VA TECH employee discussions to be adapted to local needs, whether legal or cultural.

In areas such as management potential analysis, the VA TECH staff dialogue builds on the competence wheel, which also formed the platform for the concept of management contained in our Leadership Programme. The discussions therefore represent a further step in the process of developing comprehensive, and consistent human resources management in the VA TECH Group.

"... We are committed to creating value"
(VA TECH mission)

Why our *employees* provide top performance

EMPLOYEE PARTICIPATION SCHEME

Value is created by the performance and commitment of the entire Group work force. Consequently, during 2003 the management share option programme was supplemented by an employee participation scheme with the aim of turning employees into "joint owners".

The Group sees this scheme as offering a possibility for allowing the employees to share in the value that they create and thus support the orientation and sustainable success of the Group.

250,000 VA TECH shares are available for the "CHANCE – AKTIE" scheme, which enables employees to purchase shares at a fixed price during the period, subject to the proviso that the share price rises by at least 25% of the exercise price. Employees from 17 countries have already joined the scheme and by February 15, had purchased 234,300 shares.

As a result of the great interest shown by the work force and in order to create a sustainable ownership structure, a new and extended employee participation scheme is in preparation.









VALUE-ORIENTED MANAGEMENT REMUNERATION SCHEME

In order to support the sustained increased in value within the Group, 2001 saw the introduction of an EVA-based (Economic Value Added) value-oriented management and remuneration scheme among the top management.
The main objective of the EVA management and remuneration system is targeted value added management and the participation of as many employees as possible in the further development process. The link between increased value and variable remuneration has the effect of ensuring that employees and the company pursue common goals. EVA shows the extent to which operative business is earning the cost of capital and in how far value added is obtained. The connection with the remuneration system means that the variable income of the decision-makers is positively affected by an increase in value, but is negatively influenced should value be destroyed. In order to create a high level of incentives, a bonus bank has been established, which offers remuneration that is open at the top, in the case of high value creation, and at the bottom should excessive value destruction occur. This encourages decision-making by managers on the basis of sustainable value and means that a considerable part of remuneration varies according to wealth creation in the respective areas of responsibility.

Following the introduction of the system for Managing Board remuneration, in 2001 the system was enlarged to include the top 200 Group managers around the globe and was systematically pursued during 2003.

MANAGEMENT STOCK OPTION PROGRAMME

In 2002, as an extension to our systematic value orientation and in line with standard international practice, the VA TECH Group launched a stock option plan for managerial staff. This scheme, which was renewed in 2003, is intended for a small circle of Managing Board members and selected Group managers, whose decisions and activities have a decisive influence on VA TECH development.

Should the Group evolve in an especially positive manner, as measured in terms of the share price, the scheme will be used as a means of enabling the managerial group to participate in this corporate success and thus support endeavours towards sustained Group success.

At the same time, the objective is to create an additional performance incentive and a strong sense of allegiance to the Group, as well as to enhance the attractiveness of VA TECH to international managers.

A prerequisite for participation in this stock option programme is an own investment in the form of VA TECH shares. One-third of the share options allocated in accordance with the own investment can be exercised following a two-year waiting period, if the share has risen in value by at least 15%, 20% or 25%. A large percentage of managers from 14 different countries have joined the scheme and undertaken an own investment of over EUR 0.5 million.

In doing so, they have visibly documented their transition from "employees to joint owners" of the VA TECH Group.

VA TECH INTERNATIONAL PROFESSIONAL PROGRAMME

The new VA TECH International Professional Programme was launched in September 2003. The programme represents a logical development of previous programmes aimed at securing a flow of international management trainees.

The aim of the programme is to provide candidates with on-the-job training for their subsequent assignments in a managerial or specialist capacity.

To this end, trainees have the chance to obtain an extensive knowledge of the VA TECH Group during a 12-month programme and to further their own capabilities, particularly with regard to teamwork. In addition, during project work, the participants gain cross-border experience in a number of company areas and complete a joint Group project in the field of international personnel development.

Highlights 2003

January

VAI receives an order for the modernisation of the hot strip mill at voestalpine.

VA TECH HYDRO purchases the remaining stock ([illegible] %) in the Norwegian subsidiary, Moller Energi.

VAI receives orders from China in the shape of automation for MAANSHAN and a continuous caster for ANGANG.

The **VA TECH** Group workshop is held in the Austria Trend Hotel Pyramid with over 600 international managers.

February

VA TECH ELIN EBG Traction supplies the Vienna Transport Authority with another 26 low floor trams from a general order for 150.

VA TECH HYDRO receives an order from Electricidad de Portugal (EDP) for the update of Kaplan turbines at the Belver power station in Portugal.

VAI signs a modernisation agreement with COLUMBUS Stainless/South Africa for the modernisation of an annealing and pickling plant.

March

VAI receives automation orders from TAIYUAN ISCO and the SHAGANG Group of China and thus further strengthens its market position.

Start of construction work on the environment-friendly gas and steam turbine plant for the Heizkraftwerk München Süd **(VA TECH HYDRO)**

VA TECH WABAG India captures an initial order for a drinking water treatment plant in Panjrapur/India.

April

VAI receives a major contract from Russia. The Magnitogorsk metallurgical combine (MMK) orders a polymer coating line, two billet casters and ladle furnace components.

VA TECH and the University of Linz hold their first joint "Sustainability Forum".

The **VA TECH** General Meeting agrees to increase the maximum number of Managing Board members from five to six, to limit the number of capital representatives on the Supervisory Board to ten as recommended in the Austrian Corporate Governance Code and to renew the authorisation for the purchase of own shares within the scope of a management share option scheme.

VA TECH Transmission & Distribution builds two transformer substations for Abu Dhabi Water & Electricity Authority (ADWEA).

VA TECH launches a Group-wide strategy realisation project with the aid of a balanced scorecard.

May

VAI Automation wins an order from ThyssenKrupp Stahl/Germany.

VA TECH ELIN EBG is awarded 1st prize in the "Purchaser" category for its comprehensive, electronic sourcing solution at the 2003 Austrian e-Procurement Forum.

VA TECH HYDRO builds a combined cycle power plant in Thessaloniki/Greece.

VICTORY Industriebeteiligung AG purchases 19.05% of **VA TECH** stock from voestalpine AG

June

VAI receives an order for a stainless steel plant for the ARCELOR plant in Charleroi/Belgium.

VA TECH ELIN EBG EBG supplies the latest, infrastructure utilities systems for the Vienna Hilton and provides Mobilkom and Alcatel with facility management.

With "CHANCE share NEW", **VA TECH** offers its entire work force a share option scheme.

VA TECH ELIN EBG and PORR AG jointly complete the Therme Nova tourism project in Köflach/Styria, which also includes a 4-star hotel. VA TECH ELIN EBG supplies all of the technical building systems.

VA TECH HYDRO captures an order for the modernisation of the hydro power plant at Teshel/Bulgaria and the Iron Gate power station in Romania.

VA TECH Transmission & Distribution upgrades the Drax transformer substation for the UK National Grid.

VA TECH Open information event for capital market representatives and journalists is held in Norway on the topic of hydro power generation.

July

VAI Automation obtains an order from Stahlwerke Bremen/Germany for the automation of a pickling line.

VA TECH HYDRO receives an order for a Pelton hydro power project from the Water & Power Development Authority (WAPDA)/Pakistan.

VA TECH WABAG is allocated an extension to its operational management contract for sewage plants in Eisleben/Germany.

VAI expands its service business in the USA through the purchase of a holding in Steel Related Technology (SRT).



August

Österreichische Industrieholding AG (ÖIAG) sells 9 % of its 24 % holding in **VA TECHNOLOGIE AG** to Austrian and international financial investors via the stock exchange.

VA TECH ELIN EBG supplies the complete building and electrical systems for the new Innsbruck ice rink and also renovates the city's Olympic Hall.

VA TECH WABAG receives an order for the completion of a sewage plant at Chalons en Champagne/France.

VAI is contracted by Pohang Iron & Steel (POSCO)/South Korea to supply the update for a slab caster.

September

VA TECH is the overall winner in the listed company category of the year's annual report competition held by the business magazine "TREND".

VA TECH ELIN EBG captures a major order for the complete building systems for Munich's new football stadium ("Allianz Arena").

At an Extraordinary General Meeting of **VA TECH** Messrs Scharinger (Chairman, Raiffeisen Landesbank O. Oe.), Kovats (Chairman, VICTORY Industriebeteiligung AG), Robol (auditor) and Pühringer (Chairman, POK Pühringer Privatstiftung) are elected to the Supervisory Board. Messrs Novotny and Saxinger relinquish their posts.

VA TECH Transmission & Distribution receives orders for gas-insulated outdoor switchgear from PREPA Utility/Puerto Rico.

October

VA TECH HYDRO signs an initial contract on the basis of the Kyoto agreement for the building of the Tsankov Kamak hydro power plant for the Bulgarian national power company. For the first time, emission certificates are generated for Austria via the joint implementation mechanism.

VA TECH Transmission & Distribution receives orders from the Algerian energy and natural gas company, Sonelgaz, and the national oil company, Sonatrach, for the construction of transformer substations.

VA TECH WABAG obtains an order for the building of the Teheran South sewage plant in Iran.

Foundation of **VA TECH Management Services GmbH** for the streamlining of central and cross-sectional functions in the VA TECH Group.

November

VA Technologie AG receives third prize for its Sustainability Report in the sustainability category of a competition held by the Austrian Chamber of Fiduciaries.

VAI captures a further major contract from China. SHAGANG Iron & Steel orders a plate rolling mill.

VA TECH HYDRO obtains an order for the supply of turbines, generators and electrical systems for the Karahnjukar hydro power plant in Iceland.

December

VA TECH ELIN EBG supplies crude oil loading stations for rail wagons to the Russian company OOO Russneft.

VAI receives two major orders from the CIS. Slab casters are to be built for both EURAZHOLDING and ILJITSCH.

VA TECH HYDRO is part of consortium awarded an order for a combined cycle power plant in Termoli for ENERGIA MOLISE/Italy.



An outstanding team from any angle




Status Report 2003

This Status Report also contains statements and forecasts relating to future economic and Group developments. All such forecasts represent estimates made on the basis of the information available and therefore can deviate from the actual future developments.

The Economic Climate

Signs of economic recovery from the middle of 2003 onwards

Following poor growth during 2002 in the industrialised nations, the expectations for 2003 were low-key. This tendency was exacerbated by the Iraq war and the effects of the SARS respiratory infection epidemic, which were difficult to assess, particularly in the Asian region.

However, from the middle of the year and especially since early autumn in particular, there has been a marked improvement in the economic climate with positive impulses derived from strong economic growth in both the USA and Asia.

Nonetheless, these positive indications cannot conceal the fact that in the industrialised nations in general, and the EU states in particular, growth in 2003 was sluggish. Among others, one reason for this situation was the unfavourable trend of the euro exchange rate against the US dollar and the yen, which had a negative influence on export business.

Global economic growth in 2003 amounted to 3.2%, but regional differences reached a previously unattained level.

Growth in **Western Europe** was hesitant for the third consecutive year and amounted to only 0.7%. The primary reason for this poor showing was restrained consumer spending.

There was zero growth in Germany during 2003 as a result of the tense labour market situation and the postponement of corporate investment. One ray of hope for Germany was provided by the growing optimism of companies towards the end of the year as a result of an upturn in foreign orders.

Austria's growth was on a par with the Western European average.

Western Europe contributed little (0.6%) to the expansion in global crude steel production (7%). As in 2002, the European iron and steel industry was reticent with regard to investment. Spending focused on rationalisation and improved efficiency, which primarily benefited the automation sector.

By contrast, the power generation sector developed well due to the growing need for electricity, particularly to cover peak demand and to secure network stability. The importance of hydro power as a renewable source of power and its promotion in Europe created impetus with regard to both new plants and capacity updates.

The power transmission and distribution sector suffered from delays to investments, as did the water technology branch.

The economic upswing in the states of **Central and Eastern Europe** continued in 2003. Growth in the ten EU applicant countries amounted to 3.9%.

2003 also saw growth of 6% in Russia, which represented a further increase over the figure for the preceding year.

At the beginning of the year, the growth forecasts for North America were relatively downbeat, however, this was to change by the middle of the year at the latest. The driving force for the upturn in the second half-year was provided by increased production throughout the economy, expanded demand for capital goods, spurred by low interest rates, a marked rise in private consumer spending and the low dollar exchange rate. Growth amounted to 2.9%.

In spite of this economic upturn, the **North American** iron and steel industry maintained its cautious approach to investment. There was a stable situation in the energy technology sector and the power failures of the past year served to highlight the need for infrastructure improvements and network efficiency.

Following several years of stagnation, in the year under review, **Latin America** achieved growth of 1%. The platform for this increase was the favourable export situation created by the currency devaluations of recent years. Investment in 2003 remained low-key.

Growth in **Asia,** which was slow at the beginning of 2003 due to SARS and the Iraq war, picked up considerably in the course of the year. The increases in trade flows and value added within the region are most positive as they represent a major factor in the attainment of economic resilience. Growth in the Asian region as a whole amounted to 6.4%, a figure greatly influenced by China, which demonstrated growth in excess of 7%.

The vast majority of the increase in global crude steel production can be traced back to China with growth of 21.5%. This expansion was only possible due to intensive investment in the iron and steel industry, orders being allocated for both new plants and modernisation projects.

The energy sector also benefited from the economic upturn in Asia. China, which is the world's leading hydro power market, achieved the highest growth rates.

In spite of the Iraq conflict, economic development in the **Near and Middle East** during 2003 was most positive, with growth of 5.1%. Nonetheless, high levels of price sensitivity were still felt.

A detailed overview of market development in the individual VA TECH business areas is available in the divisional reports.

Sources: Austrian WIFO, OECD Outlook, German Institute of Economic Research

Business Development 2003

Scope of consolidation

There were no major changes to the scope of consolidation during 2003. The company STEEL RELATED TECHNOLOGY was purchased and consolidated in the third quarter of 2003. In 2003, the company contributed EUR 24 m to order intake. ELIN EBG Motoren GmbH, which was sold in July 2002, was deconsolidated with effect from September 30, 2002 (order intake in 2002: EUR 27 m). Since the end of 2002, ai informatics has been part of the Infrastructure Division.

Consolidation effects and influences on the comparability of the 2003 key figures with those from 2002 resulted from the increasing strength of the Group consolidation currency euro, particularly against the US dollar. Currency conversions resulted in a reduction in order intake, order backlog and sales of 2–3%.

Accumulated order intake 2001 – 2003 (EUR m)


1069
2050
3212
4551
1045
2211
2938
4125
1057
2211
3099
4336
2001
2002
2003
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Order intake by division 2003


6% Water Systems
27% Metallurgy
19% Infrastructure
27% Transmission and Distribution
24% Power Generation
-3% Group services and consolidation

Order situation

Order intake up by 5%

Order intake developed in a satisfactory manner during 2003. In spite of the unfavourable economic situation in many regions and the high exchange rate of the euro against the other key currencies, order intake was raised by 5% to EUR 4,336 m. The largest increases were achieved by Metallurgy (plus EUR 102 m), followed by Infrastructure (plus EUR 66 m). Power Generation was again able to improve on an already high level (plus EUR 38 m).

The Transmission and Distribution Division achieved the largest order intake in 2003 with a 27% share of total volume. In regional terms, as in previous years, Europe predominated with 65%, while Asia provided 15%. Austria was the largest, individual market in Europe (14% of total order intake), followed by Germany (11%) and Italy (7%). Central and Eastern Europe reached 6%, the CIS states 4%.

Order intake by region 2003


11% Near and Middle East, Africa
15% Asia/Pacific
65% Europe
2% South America
7% North America

Order backlog rises to EUR 4.3 bn

Order backlog on December 31, 2003, was up by 9% on the figure for the preceding year (EUR 3,961 m) at EUR 4,314 m. With sales of EUR 3,923 m, this figure corresponds with the average use of business capacity for more than one year.

Order backlog by division 2003


8% Water Systems
26% Metallurgy
13% Infrastructure
20% Transmission and Distribution
36% Power Generation
-3% Group services and consolidation

The Metallurgy Division had a 26% share of order backlog, Power Generation 36%, Transmission and Distribution 20%, Infrastructure 13% and Water Systems 8%. VA TECH Group services and consolidation totalled minus 3%.

The fundamental change in the order structure during recent years was also clearly recognisable in 2003. The number of orders awaiting final clearing rose from 8,878 in 1998 to around 15,000 at the end of 2003. Moreover, orders had an average size of TEUR 545 as opposed to TEUR 711 in 1998. The extensive order backlog improved the risk spread.

Accumulated sales 2001 – 2003 (EUR m)


846
1792
2743
3999
863
1788
2680
3872
802
1724
2747
3923
2001
2002
2003
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Earnings situation

Sales at the level of the preceding year

Sales in 2003 amounted to EUR 3,923 m and were slightly up on the figure for the preceding year. The increase in sales in the Power Generation Division of EUR 161 m (plus 21%) was particularly satisfactory. Metallurgy sales were 5% down on the previous year and also Transmission and Distribution by 4%. Infrastructure improved by 13%, Water Systems sales were 25% lower.

The major share of total Group sales was provided by the Transmission and Distribution Division with 31%. 63% of Group customers in 2003 came from Europe, Austria leading the way with an 18% share of total sales followed by Germany with 11%.

From a regional perspective, the Asian region contributed EUR 555 m, or 14%, of Group sales. Positive developments in China in both the metallurgical and energy industries represented a decisive factor in this figure.

Sales also include the interest derived from the balance between advance and partial payments made and received amounting to EUR 96 m (2002: EUR 99 m).

Sales by division 2003


5% Water Systems
25% Metallurgy
18% Infrastructure
31% Transmission and Distribution
23% Power Generation
–2% Group services and consolidation

Sales by region 2003


10% Near and Middle East, Africa
14% Asia/Pacific
3% South America
10% North America
63% Europe

Profit and loss statement

EUR m	2001	2002	2003	P&L structure	Change
Sales	3,999	3,872	3,923	100%	+ 1%
Costs of goods sold	–3,319	–3,201	–3,254	83%	+ 2%
Gross profit	680	671	669	17%	0%
Other operating income	245	132	91	2.3%	–31%
Marketing and sales expenses	–285	–245	–228	5.8%	–7%
Administration expenses	–293	–280	–238	6.1%	–15%
Other expenses	–201	–149	–141	3.6%	–5%
EBITA	146	129	153	3.9%	+19%
Amortisation of goodwill	–63	-46	–52	1.3%	+13%
EBIT	83	83	101	2.6%	+22%
Financial result	–41	–174	–121		+30%
thereof write-down of the Babcock Borsig Power investment		–44			
EBT	42	–91	–19		+79%
Taxes	–36	–14	–3		–79%
Minority interests	26	12	7		–42%
Profit/loss for the period	32	–93	–15		+84%

The gross profit for 2003 remained constant and the gross margin amounted to 17%. Intense competitive pressure was counteracted by a cut in overheads, administration expenses falling by 15% and marketing and sales expenses by 7%. This facilitated an increase in earnings before interest, taxes and amortisation of goodwill (EBITA) of 19% to EUR 153 m.

The individual cost items all include personnel expenses, depreciation and expenditure on materials and services. Personnel expenses amounted to EUR 957 m (minus 2% as compared to 2002), which represented 24% of sales.
The use of work force capacity was good in the Metallurgy, Power Generation and Infrastructure Divisions. There was underutilisation in the Water Systems Division and partially in Transmission and Distribution, which resulted in increased redundancies.

Depreciation on fixed assets totalled EUR 66 m (2% of sales), which indicates the low level of capital bound up in manufacturing facilities.

Due to the low portion of manufacturing within the VA TECH Group and the high share of engineering activities, sourcing has a major influence on results. In 2003, EUR 2,435 m were spent on materials and services. This represented an increase of 9% as compared to 2002 and a ratio of 62% to sales.

It is VA TECH's intention to develop its sourcing activities into a global organisation, which will enhance Group competitiveness and profitability, and secure them in a sustainable manner through ongoing optimisation in supplier selection, the use of purchasing power, process upgrades and enhanced employee qualifications.

During 2003, a number of major initiatives were started or completed with the aim of reducing sourcing costs. One important measure was the opening up of new purchasing markets in Asia and, above all, China. This allows greater proximity to the customer in rapidly expanding markets and simultaneously cuts currency dependency. In addition, the Group also benefits from attractive price levels, 30% being saved on components that were previously sourced in Europe.

In the case of serial parts, major optimisation was achieved in the planning, tendering, sourcing and implementation process. Improvements were also implemented with regard to the ordering of standard components through the introduction of an electronic, automatic catalogue ordering system.

Results

Result from operating activities before goodwill amortisation (EBITA) amounted to EUR 153 m in 2003, which was 19% up on the comparable figure for 2002.

Goodwill amortisation in 2003 totalled EUR 52 m as opposed to EUR 46 m in 2002. This figure includes extraordinary goodwill amortisation of EUR 22 m (thereof EUR 10 m from the Transmission and Distribution Division and EUR 10 m from the Water Systems Division). Result from operating activities (EBIT) amounted to EUR 101 m following EUR 83 m in 2002, an amount that apart from goodwill amortisation, also contained restructuring expenses of EUR 25 m and positive effects derived from a reduction in non-current assets (sale and leaseback transaction in the Metallurgy Division with an effect on results of around EUR 11 m in the first quarter of 2003).

EBIT in 2003 comprised the operating result from the Metallurgy Division of EUR 55 m, Power Generation EUR 58 m, Transmission and Distribution EUR 16 m, Infrastructure EUR 29 m, Water Systems minus EUR 42 m and Group services and consolidation with minus EUR 15 m. Group services and consolidation contain expenses for Group management, the results of service companies, movements in consolidated provisions and inter-divisional result consolidation.

The 2003 financial result improved from minus EUR 174 m to minus EUR 121 m due to increased liquidity, lower interest rates and the omission of the write-off of the investment in the German company Babcock Borsig Power (EUR 44.4 m) in 2002. If the interest on advance payments received/made is excluded, the financial result totalled minus EUR 25 m. Earnings before taxes (EBT) totalled minus 19 m, as compared to minus EUR 91 m in 2002.

The profit/loss for the period was improved from minus EUR 93 m in 2002 to minus EUR 15 m. This took into account goodwill amortisation as a non-cash item to the amount of EUR 52 m.

Accumulated EBITA 2001 – 2003 (EUR m)


34
68
88
146
18
36
74
129
26
43
87
153
2001
2002
2003
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Accumulated EBIT 2001 – 2003 (EUR m)


26
52
64
83
11
20
49
83
18
23
57
101
2001
2002
2003
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Restructuring expenses (EUR m)	2001	2002	2003
VA TECH Group	43	33	**25**

Asset and financial situation

Balance sheet (abridged version) EUR m	2001	2002	2003	Struktur	Change 2002/2003
Non-current assets	1,384	1,186	1,097	31%	–8%
Current assets	2,749	2,461	2,486	69%	+1%
Assets	4,133	3,647	3,583	100%	–2%
Equity including minority interests	632	505	477	13%	–6%
Non-current liabilities	1,100	940	799	22%	–15%
Current liabilities	2,401	2,202	2,307	65%	+5%
Equity and liabilities	4,133	3,647	3,583	100%	–2%

As compared to the preceding year, the balance sheet total as at December 31, 2003, fell marginally (by 2% to EUR 3,583 m).

The assets contained 31% non-current and 69% current assets. The tangible assets contained in the former only amounted to 11% of the balance sheet total, which underlines the low asset intensity in engineering business. The goodwill share of assets fell from EUR 378 m in 2002 to EUR 341 m in 2003.

There was an increase in current assets, particularly with regard to cash and cash equivalents, from EUR 648 m to EUR 744 m. Inventories were reduced from EUR 286 m to EUR 228 m.

Equity including minority interests amounted to EUR 477 m, which resulted in an equity ratio of 13.3%. Asset coverage, the ratio of equity to fixed assets, totalled 56%.

Total non-current liabilities were reduced, the liabilities to banks falling by 33% from EUR 502 m to EUR 338 m.

Current liabilities rose from EUR 2,202 m to EUR 2,307 m or 65% of the balance sheet total. Thereof the trade accounts payable increased from EUR 675 m to EUR 806 m.

Interest bearing liabilities (EUR 586 m) consisted of long-term export loans of EUR 205 m, other long-term loans of EUR 200 m and short-term money market loans and current account borrowing of EUR 181 m. The long-term (with a period of over one year) to short-term ratio was 63% : 37%. Average interest at the end of 2003 stood at 3.0% p.a. and 13% of the total sum is secured by VA TECH.

As at December 31, 2003, working capital, the balance of the non-interest bearing, operative asset and debt capital items, amounted to minus EUR 335 m, following minus EUR 249 m in the preceding year. Working capital amounted to minus 9% of sales (2002: minus 6%). This represented a further improvement in Group operative capital commitment.

Financial structure improved, sharp increase in liquidity

As is usual in the international plant building sector, the financial structure of VA TECH is highly dependent on payment flows in the course of project realisation. The management of advance and partial payments by customers is an integral part of successful project management.

During 2003, customer advance payments as a percentage of sales again improved markedly. Total advance and partial payments up to the end of 2003 amounted to EUR 2,873 m (10% higher than in 2002). As far as financing measures were concerned, there was no change in share capital in 2003, while in the debt area, the good cash flow situation allowed a reduction in liabilities to banks.

Group gross liquidity, the total of all liquid assets (cash, securities, interest bearing receivables), rose to EUR 824 m. At EUR 586 m, interest bearing liabilities (mostly liabilities to banks) were far lower than in 2002 (-21%). Consequently, net liquidity rose sharply to EUR 238 m (2002: EUR 83 m). This satisfactory development was the result of active and systematic cash flow management. In addition, receivables of EUR 94 m were sold off (2002: EUR 82 m).

Accordingly, the Group is debt-free and gearing amounted to minus 50%.

Liquidity EUR m	2001	2002	2003
Gross liquidity	953	822	824
– interest bearing debt capital	–974	–739	–586
= Net liquidity	–21	83	238
Equity including minority interests	632	505	477
Gearing%	+3%	–16%	–50%

Net liquidity 2001 – 2003 (EUR m)



–192
–21
–45
83
19
238
30.6.2001
31.12.2001
30.6.2002
31.12.2002
30.6.2003
31.12.2003

Customer advance payments/Sales 2001 – 2003 in %



62
67
73
2001
2002
2003

Cash flow, investments, acquisitions

Free cash flow continues to rise

At EUR 75 m, cash earnings in 2003 were higher than in the preceding year. The highly positive cash flow from operating activities of plus EUR 159 m (2002: plus EUR 97 m) derived from active debtor and creditor management.

The cash flow from investing activities totalled EUR 26 m in 2003. Investments in tangible and intangible assets are generally low within VA TECH and are mostly in the range of annual depreciation. In 2003, EUR 51 m were invested, as opposed to EUR 71 m in 2002. There was no outstanding single investment in 2003, but rather a concentration on replacement and rationalisation (for details, see Note 30 in the Consolidated Annual Accounts). 84% of the work force is employed in Europe, where most of the investment in tangibles also took place.

Investments in shareholdings totalled EUR 29 m in 2003 (2002: EUR 27 m). No major acquisitions of note were made in 2003. Accordingly, free cash flow of the Group amounted to a positive total of EUR 185 m (2002: EUR 101 m).

The most significant shift in cash flow in the financing area during the past year was a reduction in liabilities to banks of EUR 152 m.

(EUR m)	2001	2002	2003
Cash earnings	–10	20	75
+ Change in working capital	–192	77	84
= Cash flow from operating activities	–202	97	159
+ Cash flow from investing activities	120	4	26
= **Free cash flow**	–82	101	185

Cash flow, investments and acquisitions 2001 – 2003 (EUR m)	2001	2002	2003
Cash flow[1]	–10	20	75
Investments in tangible and intangible assets	89	71	51
Investments in shareholdings[2]	50	27	29

[1] Cash earnings
[2] Purchase price and new foundations

Key figures for acquisitions in recent years (EUR m)	SEHV[5]	Escher Wyss[1]	KME[1]	WABAG[1]	FPR[2]	EZ Praha[2]
Sales	360	191	283	115[3]	357	107
Employees	2,435	1,545	1,326	415[3]	3,300	1,427
Purchase price[4]	–	130	56	24	196	16
Goodwill[6]	0	73	141	1	75	6
Initial consolidation	1.1.2001	1.1.2000	31.12.1999	1.4.1999	1.1.1999	1.1.1998

[1] Key figures for 1999
[2] Key figures for the acquisition year 1998
[3] Key figures for the consolidation period (1.4.1999 – 31.12.1999)
[4] Including acquired cash and cash equivalents
[5] Schneider Electric High Voltage and High Voltage Transformers, figures forecast for 2000
[6] Updated figures as at December 31, 2003

Result and value-oriented indicators 2001 – 2003

The following tables show the most important result ratios, as well as selected, value-oriented key figures for the Group.

In 2003, the return on sales (ROS) rose from 3.3% to 3.9% due to improved results.

As compared to the preceding year, the return on capital employed (ROCE) went up from 0.7% to 2.4% as a consequence of better results and systematic working capital management, whereby the average Group capital employed was cut from EUR 1,760 m to EUR 1,551 m.

Liquidity and hence the capital employed rose, largely in those Divisions in which high advance and partial payments are received from customers (e.g. Metallurgy and Power Generation). The interest on these advances in cash and cash equivalents, which are standard to the branch, led to a corresponding fall in ROCE.

	Result ratios		2001	2002	2003
ROS[1]	VA TECH Group	%	3.7	3.3	3.9
	Metallurgy	%	–6.4	1.6	6.6
	Power Generation	%	6.5	8.1	6.9
	Transmission and Distribution	%	5.3	4.8	2.9
	Infrastructure	%	4.8	5.4	4.7
	Water Systems	%	3.0	–13.5	–14.8
ROE[2]	VA TECH Group	%	5.5	–17.9	–3.4
ROCE[3]	VA TECH Group	%	1.9	0.7	2.4
	Metallurgy	%	–10.4	–1.6	3.8
	Power Generation	%	7.3	8.5	10.0
	Transmission and Distribution	%	6.2	5.7	1.9
	Infrastructure	%	8.3	6.0	9.0
	Water Systems	%	3.5	–51.9	–41.5
WACC[4]	VA TECH Group	%	8.5	8.0	8.0
Average capital employed					
	VA TECH Group	EUR m	1,929	1,760	1,551
	Metallurgy	EUR m	666	560	538
	Power Generation	EUR m	286	288	292
	Transmission and Distribution	EUR m	600	640	643
	Infrastructure	EUR m	268	228	212
	Water Systems	EUR m	80	70	77
	Group services and consolidation	EUR m	29	–26	–211

[1] ROS = EBITA/sales
[2] ROE = profit/loss for the year plus the result from discontinuing operations/average equity
[3] ROCE = NOPAT (net operating result after taxes)/average capital employed (new definition since 2002)
[4] Weighted average cost of capital

Risk management

In 2003, a Group-wide, risk management strategy was defined, in order to standardise the established, multifarious risk management processes in the operative companies of the VA TECH Group. This strategy consists of the following elements:
- Risk management principles
- Risk management process objectives
- Risk management organisational development and functions
- Risk management instruments for the main areas of risk within VA TECH business

Risk management principles
For VA TECH, risk management is an integral part of corporate activities aimed at achieving the sustained, positive development of assets, finances and earnings, as well as long-term increases in corporate value throughout the VA TECH Group. It incorporates:
- The conscious, actively guided and controlled handling of risks.
- The weighing up of risks and the related opportunities.
- The coverage of certain risks through hedging within the scope of a comprehensive concept.

Risk management process objectives
The aim of risk management is the orientation of Group business processes towards:
- The early recognition, registration and evaluation of relevant risk content at all levels of the Group.
- The virtually concurrent communication and processing of this information.
- The initiation of appropriate measures and success controls.

Risk management process
The risk management process incorporates all the activities required for the ongoing and systematic handling of risks, particularly their identification, analysis and evaluation, as well as control measures for risk prevention and the operative monitoring of success.

Significant areas of risk within VA TECH business and related risk management instruments

Strategic risks
Strategic planning is a central element of annual business planning, which deals with a period of three years on a revolving basis. Strategic risks and critical parameters are integrated into the planning process using market and competitor analyses, SWOT analyses, the simulation of alternative scenarios, etc. The balanced scorecard, which has been in use throughout the Group since 2003, serves as a tool for the systematic monitoring of strategic target implementation and control benchmarks. Up to the integration of the purchased company, a Group directive regulates the sequence of M&A transactions as a strategic risk factor, while in the product and technology development area, milestone-oriented R&D controlling is employed. Moreover, a competence centre has been created for patent matters, which is available to the entire Group.

Project and operative risks
Specific, business-related project management guidelines are in place for all of VA TECH's Divisions. Projects with certain risk indicators must be presented to the Managing Board prior to the provision of a quotation. An integral element in any order calculation is the preparation of a risk analysis and a risk hedging concept, which is updated quarterly. The risk analysis also incorporates geographical risks in the form of individual country ratings. Project development is supervised in the Group Divisions within the scope of institutional project monitoring. In addition, individual projects are partially subject to accompanying checks by internal auditing. Central hedging management ensures the appropriateness of the hedging cover and in the internal auditing area in particular, a comprehensive two pairs of eyes principle has been established.

Financing risks
Risk management in the financing area, especially interest, currency and guarantee risks, etc. is uniformly regulated by Group directives. The supervision and control of existing risks in monetary and currency trading are carried out by an appropriately designed, internal control system. Details are contained in the notes to the annual financial statements.

Human resource risks
The development of key personnel is secured through comprehensive training programmes. In addition, everything is done to keep fluctuations in the personnel area to a minimum, by means of measures such as structured potential analyses, regular employee discussions and a performance-related remuneration system. Should the safety or health of employees be at risk in the country where they are working, a crisis management plan is implemented, which can even extend to employee withdrawal.

IT risks
In this sensitive area, the focus is on data security, system compatibility, safety of access and operation, as well IT process efficiency. Uniform procedures are established within the framework of specific Group directives. A separate organisational unit is responsible for Group-wide steering of IT activities and definition of the general organisational setting.

Corporate governance risks
Standardised business articles for the management of subsidiaries, supplemented by model agendas for supervisory board meetings and uniform reporting throughout the Group, optimise the efficiency of subsidiary management. Group auditing carries out regular examinations of the internal control system, as well as random, complete audits of subsidiaries.

Research and development

During the past year, the VA TECH Group invested a total of EUR 76 m in product and process innovation. There was an increased concentration on development projects, which promise maximum profitability and customer advantages.

Apart from new technologies and processes, in 2003, the Metallurgy Division focused on the creation of technology packages, which allow rapid implementation and short amortisation periods.

In the Power Generation Division, innovative improvements in design opened up additional, economically interesting perspectives for the use of turbines (e.g. STRAFLOMATRIX). The employment of the latest flow simulation methods facilitates considerable increases in energy output from both new and updated environment-friendly hydro power plants.

In the Transmission and Distribution Division, continuing energy sector liberalisation resulted in an emphasis on the development of solutions for the automated management of complex electrical networks, systematic improvements in the switchgear range and transmission system optimisation.

In view of the discussions surrounding the Kyoto obligations, research in the Infrastructure Division is characterised by integrated energy management and emission reduction solutions.

In the Water Systems Division, processes for water recycling, space saving wastewater cleaning and sewage sludge reduction are of growing significance. The focus of development is on membrane technology, high-performance biological processes and sludge disintegration.

The Group Divisions whose competitive strength is characterised by technological product and process developments have a relatively higher level of investment expenditure as compared to those Divisions with a greater emphasis on services.

A major factor in successful research and development work is formed by national and international co-operation with research centres, universities, customers and competitors. VA TECH is working with around 190 institutes in 15 countries such as the universities of Linz, Graz, Vienna and Leoben, Hagenberg Polytechnic and the Austrian Research Centers; the universities of Stuttgart, Aachen, Braunschweig, Bremen, Clausthal, Dresden, Wismar, Jena, Karlsruhe, Leuna, Hanover, Darmstadt, Freiberg; Lausanne; Padova; Pretoria, Natal; Robert Gordon (Scotland); Waterloo and Quebec (Canada); Lyon, Orleans; Leicester, Strathclyde, Sheffield, Cambridge, Caledonian, Oxford; Carnegie Mellon, Chicago and Beijing, as well as with the Fraunhofer Institutes; Laboratorité de Machines Hydrauliques (CH), Fluid Dynamics (CH), Laboratoire de Mecanique des Fluides (CH), Wissenschaftliches Rechnen (CH), Strömungsmechanik und Hydraulische Strömungsmaschinen (D), Christian Doppler (A), Zentrum für Elektronenmikroskopie (A); Fundamentals Limited (UK); Centre de Physique Atomique de Toulouse (F), Institute National Polytechnique de Grenoble (F); Centro Electrotechnico Spezimentale (I) and the metallurgical research institutes, CRM/Belgium, IRSID/France, CSM/Italy, MEFOS/Sweden and RIST/Korea.

A total equivalent of approximately 530 employees were active on research and development projects. At present, VA TECH has over 4,550 patents and patent registrations, which is a visible indication of our powerful competitive position in the area of technology.

In order to support on-going improvements and the realisation of new ideas in the Group, the "VA TECH Leonardo" idea competition is held on an annual basis (details in the "Our Innovations" section).

Product and process innovation 2001 - 2003 (EUR m)


95
86
76
2001
2002
2003

Product and process innovation by Division 2003


5% Water Systems
12% Infrastructure
20% Metallurgy
41% Transmission and Distribution
22% Power Generation

Human resources

During 2003, the VA TECH Group's personnel management organisation was concentrated and restructured.
Top management support and key strategic topics are administered by VA Technologie AG, while all other human resources assignments have been combined in VA TECH Management Services GmbH.

As at December 31, 2003, the VA TECH Group had a work force of 17,478. This reduction derives from cuts due to essential capacity adjustments, which mainly took place in the Transmission and Distribution and Water Systems Divisions.

Employees by Division	2001	2002	2003
Metallurgy	4,012	3,364	3,430
Power Generation	3,151	3,098	3,013
Transmission and Distribution	6,691	6,541	6,249
Infrastructure	4,004	3,571	3,795
Water Systems	827	788	694
Others	162	363	297
Total	18,847	17,725	17,478

Employee qualification structure


24% University and college graduates
26% Secondary school graduates
13% Other employees
37% Employees with professional training

Around 70% of the work force was comprised of trained engineers. More than half of the employees have graduated from a university, polytechnic or higher secondary school. Over EUR 8 m were spent on educational and further training measures in which 12,555 employees participated during a total of 29,000 educational training days. Not only employee training in the technology and services areas, but also apprenticeship schemes (3.8% of employees), are of major importance to the quality of our products and services. Further information on the subject of human resources and organisational development is contained in the "Our Employees" section and in the VA TECH Sustainability Report.

Employees by country (in %)	2001	2002	2003
Austria	42	44	45
France	10	10	10
UK	9	10	9
Germany	8	8	7
Italy	4	4	5
USA	3	3	4
India	5	3	3
Czech Republic	3	3	3
Mexico	3	3	3
Switzerland	2	2	3
Rest of Europe	3	3	2
Rest of world	8	7	6

Outlook for 2004

The economic outlook for 2004 is more optimistic than that of a year ago. This permits the justifiable hope that the situation with regard to investment in the capital goods industry will also improve. In the fourth quarter of 2003, there were already tangible indications, which pointed in this direction.

With growth of around 2%, Western Europe will clearly lag behind Asia and North America. Growth will largely be driven by consumer spending. Germany and Austria will have growth slightly below the European average.

Dynamic growth in the CEE states will continue in 2004 and amount to a total of 4% for the region.

Growth of approximately 4% is forecast for the USA, which along with Asia, can be regarded as the motor for global growth. Despite political and economic uncertainties, the forecasts for South America have improved (plus 3.6%).

Asia, and above all China, will again make a disproportionately large contribution to global growth in 2004. Growth of over 6% is predicted for the region as a whole, whereby China will again be in the lead with forecast expansion of 7.5%.

Cautious optimism in the metallurgical plant building area

Developments in China will continue to shape the global steel market in 2004 although shortages of electricity and raw materials could place a brake on the steel industry in the foreseeable future. Nonetheless, it is predicted that during 2004 investment in China will only weaken slightly.

High prices for steel and raw materials can be awaited in the wake of Chinese imports. In combination with the economic revival in the USA, in which the weakness of the dollar is playing a considerable role, and an eventual improvement in Europe, these factors permit the expectation of greater earnings capacity in the steel industry and hence an increase in investment spending.

Stable development in the power generation sector

As a consequence of growing power demand and an awaited increase in electricity prices, it may be assumed that Europe will witness a higher level of investment in the coming years. This not only applies to new projects, but also the modernisation and capacity upgrading of existing power plants. In the hydro power plant sector there will be a continuing focus on modernisation and pumped storage capacity for the coverage of peak loads, which are also the result of the increasing use of alternative energy sources. Differing trends are apparent in the various regions and the decisive factor is whether or not monetary flows can be channelled into long-term investments.
Stable development in the European market for combined cycle power plants can be anticipated in the next few years.

Differing tendencies in the transmission and distribution area

The global demand for energy is set to rise further in 2004. Demand in the industrialised world will be influenced by factors such as the strengthening of transmission networks in the USA and Europe, whereby the investment climate will be favourably influenced by the anxieties relating to further network collapses.

In view of the growing number of line links needed for the optimum integration of the new EU member states, investment levels in Europe should rise slightly. Expansion in North America is bound up with the coming into effect of new regulations. Strong growth is expected in South America in general and Brazil in particular, where the transmission network is to be expanded. The market in the Near and Middle East, as well as in Africa, will improve when the security question in Iraq is brought under control. Extensive growth can again be awaited in Asia, especially in China.

Infrastructure remains on course for success

The macro-economic forecasts point to an improvement in economic conditions, with the result that the business volume in Central Europe can be maintained at its current high level and possibly be raised still further. A tangible improvement in business developments in the countries of Eastern Europe is indicated, particularly in the Czech Republic, Hungary, Slovakia and Poland. Imminent accession to the European Union in 2004 should also stimulate the already existent opportunities for profitable growth.

The economic conditions in the IT branch are stable. The markets in Eastern Europe are characterised by a demand backlog in this regard.

Variable, regional market tendencies in the water systems area

Seen overall, the market offers great potential, but the readiness to invest varies greatly from region to region.
An upswing is not forecast for Europe and investment in the CEE states continues to be hesitant. In addition, surplus capacity among suppliers means that the competitive situation will remain extremely tense. Further impetus can be expected from the Arabian and North African markets in the form of DBO (Design Build Operate) drinking water schemes. The positive developments in the key Chinese and Indian markets will be maintained.

VA TECH Group

2004 should offer the VA TECH Group a fundamental improvement in the investment climate in the capital goods industry. The indicators point to an upward trend in both the metallurgical and energy branches.

Accordingly, we anticipate a stable and positive order intake situation on a level similar to that of 2003. On the basis of the solid order situation, sales during the coming year should also be of the same order of magnitude as in the past year. In addition, we expect a further improvement in the operating result and a positive net result.

From a current viewpoint, no large-scale acquisitions are planned for 2004. Investments in fixed assets will remain at the level of the annual depreciation rate. As was the case in past years, a large part of sales and result realisation in the course of 2004 can be anticipated in the second half of the year.

Special events after the balance sheet date of December 31, 2003

- On January 19, 2004, negotiations concerning the planned sale of VA TECH WABAG were terminated. Company management has been transferred to VA TECH ELIN EBG, but segment reporting will remain unchanged in 2004.

- In January 2004, Erich Becker, the VA Technologie AG Chairman, announced his intention to fulfil his current contract up to the end of August 2004, but stated that he would not be seeking a renewal.

- At the beginning of February 2004, VICTORY Industriebeteiligung AG announced that its holding in VA Technologie AG amounted to 12.53%.

- In February 2004, the VA TECH Managing Board published its intention to increase the capital of the Group. The aim is to submit this proposal for approval to the Annual General Meeting on April 29, 2004. The objective is to achieve a substantial strengthening of the equity basis, in order to facilitate operative growth, accelerate redimensioning and measures aimed at enhancing productivity, and to complete portfolio supplementation in the automation and service business areas.

Developments in the five Divisions during 2003

Metallurgy

Market situation

Business conditions in the steel and aluminium industries improved during 2003, consolidation measures among suppliers having a positive effect of global production and price trends.

Following the passing of the 900 million tonnes mark for world crude steel production in 2002, a new record of 960 million tonnes was set in 2003. This represented a global increase of around 7%, although with a plus of 21%, China again showed exceptional performance. The rest of the world attained production growth of around 3%.

At present, the global steel market is dominated by developments in China. Apart from domestic production of some 220 million tonnes of crude steel, in order to cover its enormous demand, China imported a further 35 million tonnes of rolled products. Together, these two figures constituted over a quarter of world production. As a consequence, there was increased demand in the exporting nations, especially in the CIS, Japan and Korea.

As the world's largest steel exporter, the Russian steel industry benefited from the rise in exports to China, a fact reflected by a 2.6% increase in production over 2002. Faced by unchanged demand, during 2003 the steel producers in the EU maintained their policy of quantitative discipline and thus contributed greatly to a price stabilisation. The necessary concentration of the US steel industry progressed well. However, steel demand continued to suffer from the weakness of the general economic situation.

Crude steel production 2003

(m tonnes)	Crude steel production	Production change 2002/2003
EU 15	160	+0,7%
China	220	+21,2%
Japan	111	+2,6%
USA	91	–0,2%
Russia	61	+2,6%
Ukraine	37	+9,9%
Others	283	+4,9%
World	**963**	**+6,6%**

Source: OECD; IISI (International Iron and Steel Institute)

Projects in the aluminium rolling sector were influenced primarily by segment take-overs and corporate mergers. Global aluminium production growth in 2003 was lower than forecast. Nonetheless, additional expansion is anticipated in 2004, due mainly to more than 20% growth in the Chinese market, which already accounts for over 22% of global demand.

Market development

The VA TECH Group's Metallurgy Division offers a comprehensive services range in the metallurgical engineering sector, covering the entire customer plant life cycle with everything from the development of new process technologies, plant engineering and project management, to automation and services.

For process technology reasons, the production of iron and steel is energy-intensive. Accordingly, one Metallurgy Division objective is to supply energy and resource conserving solutions incorporating sustainable technologies. On average, during recent years, the Division has provided an annual reduction in iron and steel industry emissions of around 20 million tonnes of CO_2 through energy savings and the development of innovative production processes.

In the past two years, the volume of global order allocations in the metallurgical plant building sector steadied at a level of around EUR 7 bn, which was higher than forecast.

After the stable European market, China is by far the most important metallurgical plant building market, although the portion of local content is extremely high. In combination with improved access to Western financing, the positive earnings situation in the Russian steel industry has led to a marked improvement in the investment climate. The EU steel industry still relies on modernisation investments for the retention of its lead with regard to productivity and technology. Consolidation is set to continue in the US steel industry and will result in the shut-down of additional, uneconomic iron and steel production capacity. In Brazil, this trend has already led to a number of expansion projects in the slab production sector, which are intended primarily for exports to the USA.

Business development

Excellent order trend, far better earnings situation

Towards the end of 2003, order intake in the Metallurgical Division showed a further improvement, with the result that the figure for the preceding year was surpassed by 10%. Consequently, order backlog was up by a notable 18%. In relation to sales, this means that use of capacity is assured for over a year.

Sales in 2003 amounted to EUR 976 m, which was around 5% down on the figure for the preceding year. This fall was largely due to currency factors.

Results improved considerably during the past year. Following a result from operating activities in 2002 of EUR 6 m, EBIT in 2003 was considerably higher at EUR 55 m, although this total includes the effect of a sale and lease-back transaction from the first quarter, which amounted to around EUR 11 m. This change for the better also resulted in a significant improvement in liquidity and free cash flow.

As a consequence of the acquisition of STEEL RELATED TECHNOLOGY (SRT) in the USA (around 190 employees), as at December 31, 2003, the work force was larger than in the preceding year. The new company provides services for continuous caster maintenance in North America. Without this purchase, the work force would have continued to shrink.

In regional terms, 50% of order intake derived from Europe (thereof 12% CIS) and 30% from Asia (thereof 22% China).

Among the highlights of the past year were a major order for the completion of a new stainless steel plant for the ARCELOR production centre in Charleroi/Belgium, as well as the receipt of over 20 continuous caster orders, e.g. CORUS/UK and POSCO/Korea.

Other important orders included a polymer coating plant and billet caster for the Russian combine, MAGNITOGORSK, a tinning plant for FSI in Iran and the transfer of a cold rolling mill from ARCELOR Biache to ESSAR STEEL in India.

A series of orders from China illustrated the significance of this market to the metallurgical plant building sector. The main contracts consisted of a plate mill for SHAGANG, a beam blank caster for LAIWU, a hot dip zinc coating plant for HANDAN and a long products rolling mill for HANGZHOU. In total, orders worth EUR 250 m were obtained in China.

The importance of automation and service activities is reflected by a share of around 30% in Metallurgy Division order intake. Among others, orders were received from voestalpine Stahl Linz/Austria and NTMK/Russia (blast furnace automation), MAANSHAN/China (LD process automation), MAGNITOGORSK/Russia (hot rolling mill automation), PECHINEY/Luxemburg and RUYUAN/China (aluminium rolling mill automation). The Metallurgical Services Business Area also continued to show positive development.
Order intake increased further due to the initial consolidation of SRT.

Metallurgy key figures (EUR m)

	2001	2002	2003
Order intake	1,004	1,050	1,152
Order backlog	1,120	954	1,123
Sales	1,114	1,024	976
EBITA	–71.8	15.9	64.7
EBIT	–110.9	6.1	54.5
ROS	–6.4%	1.6%	6.6%
ROCE	–10.4%	–0.5%	3.8%
Employees	4,012	3,364	3,430

Metallurgy sales (EUR m)


1114
1024
976
2001
2002
2003

Metallurgy EBIT (EUR m)


6
55
2001
2002
2003

Metallurgy order intake by region 2003


7% Near/Middle East, Africa
30% Asia/Pacific
50% Europe
4% South America
9% North America

Metallurgy sales by region 2003


31% Asia/Pacific
9% Near/Middle East, Africa
46% Europe
4% South America
10% North America

Market situation in the energy technology sector

(Power generation/power supply)

Forecasts from the International Energy Agency (IEA) contained in "World Energy Investment Outlook 2003", predict that in the period up to 2030, enlargements to the global energy supply will require investments of over USD 16,000 bn. According to this study, the major investments (USD 10,000 bn) in this connection will relate to electricity supply. The developing and threshold countries have a disproportionately high investment need in terms of GDP, as around 2 billion people still have no, or only insufficient, access to electrical power, which is fundamental to sustainable development and economic prosperity in disadvantaged regions.

Global electricity demand continues to grow by an annual average of 2.4%. With annual consumption of approximately 14 billion MWh, this represents a yearly rise of an additional 370 million MWh. Annual per capita electricity consumption varies widely from around 500 kWh in Asia and Africa, to 1,000 kWh in China and 8,100 kWh in Europe and the USA. Average per capita consumption worldwide amounts to about 2,400 kWh.

Electricity production is directly dependent upon the level of deregulation and liberalisation in individual regions. At present, global generation capacity amounts to some 16 billion MWh, of which 3.4 billion MWh are located in Europe. The power failures of 2003 in both the USA and Europe showed clearly that the issue of security of supply has once again become topical in the industrialised nations.

Due to the age-related loss of conventional power station capacity and the postponement of investments in past years, there is a need for new plants and the modernisation of existing facilities. In the developing countries, the driving force behind the capacity requirement is provided by disproportionate economic growth.

Gas and renewable energy sources play a significant role in power generation. Indeed, international forecasts point to strong growth in the gas-fired combined cycle power plant sector. Environmental factors are also highly significant in this connection (30% lower CO_2 emissions than coal-fired power plants). In the case of renewable energy (current share of around 18%), the European countries in particular have opted for numerous promotional measures. Furthermore, political goals, such as a reduction in the dependency on fossil fuels, or international obligations to cut greenhouse gas emissions (e.g. CO_2), have encouraged investment in technologies for the exploitation of renewable resources.

With a share of over 90%, hydro power is the most important energy source in the electricity generation process (approx. 2.7 billion MWh). Due to the direct avoidance of fossil fuel consumption, hydro power is crucial to a reduction in greenhouse gas emissions. Without hydro power, by 2020, global CO_2 emissions from electricity generation would be 50% above the 1990 level.

The power cuts of 2003 not only indicated the need for additional power plant capacity, but also the system bottlenecks in the power transmission and distribution area. The actual situation with regard to local networks contrasts sharply to the planned future situation with a supra-regional network infrastructure, which will accommodate the need for electricity trading in liberalised markets in years to come. It can be assumed that capacity shortages will result in an increase in electricity prices.

Electricity generation 1990 – 2002 KWh bn	**1990**	**2002**	**Average growth p.a. 1990 – 2002**
North America	3,790	4,811	2.0%
Central and South America	509	829	4.1%
Europe	2,783	3,427	1.7%
CIS	1,787	1,379	–2.1%
Middle East	246	512	6.3%
Africa	325	460	2.9%
Far East	2,472	4,658	5.4%
World total	**11,912**	**16,076**	**2.5%**

Source: BP statistics 2003

Electricity consumption 1990 – 2020 KWh bn	**1990**	**2001**	**2005**	**2010**	**2015**	**2020**	**2025**	**Average growth p.a. 1999 – 2025**
Industrialised nations	6,368	8,016	8,307	9,200	10,106	11,030	11,994	1.7%
Eastern Europe/CIS	1,906	1,528	1,768	1,982	2,204	2,423	2,642	2.3%
Developing countries	2,272	4,390	4,886	5,962	7,172	8,555	10,038	3.5%
World total	**10,546**	**13,934**	**14,960**	**17,144**	**19,482**	**22,009**	**24,673**	**2.4%**

Source: Energy Information Administration, International Energy Outlook 2003

Investment requirement 2001 – 2030 USD bn	Power generation new capacity	Power generation refurbishment	Power transmission	Power distribution	Total
OECD	1,719	260	569	1,488	4,036
Russia	157	21	45	154	377
China	795	50	345	723	1,913
India	268	16	119	262	665
Indonesia	72	6	33	74	185
Brazil	149	7	54	122	332
Middle East	92	16	47	103	258
Africa	206	13	123	266	608
Others	622	50	233	563	1,467
Total	**4,080**	**439**	**1,568**	**3,755**	**9,841**

Source: IEA/World Energy Investment Outlook 2003

Investments per energy source until 2030 (in USD bn)


16,500
9,900 Electricity
6,300
5,600
4,600
3,900
3,400
2,600
400 Coal
3,100 Gas
3,100 Oil
2001-2010
2011-2020
2021-2030
2001-2030

Source: International Energy Agency (IEA), World Energy Investment Outlook 2003

Electricity generation by energy sources 2001


18% Gas
17% Nuclear
8% Oil
18% Renewables
39% Coal
92%
Hydro Power
8%
Other
Renewables

Source: International Energy Agency (IEA), Renewables Information 2003

Global hydro power generation potential and development MW	Economically visible potential	Installed capacity	Planned capacity	Under construction
North and Central America	1,000,000	157,700	15,200	5,800
South America	1,600,000	114,400	59,500	16,700
Europe	1,766,000	234,300	41,900	14,000
Asia	2,625,000	187,900	143,200	61,000
Africa	1,100,000	20,900	77,500	3,000
Australia/Oceania	90,000	13,300	600	200
World total	**8,181,000**	**728,500**	**337,900**	**100,700**

Source: Hydro Power & Dams World Atlas 2003

Power Generation

Market development

VA TECH's Power Generation Division is active as a supplier of electromechanical equipment for hydro power generation on a global basis, as well as offering components and turnkey plants for gas-fired combined cycle power plants in Europe.

The sustainability of innovative technologies is particularly apparent in the case of hydro power plant components. Each year, VA TECH HYDRO turbines and generators contribute 100,000 GWh from renewable energy sources to the power supply, a figure that corresponds with the demand of around 100 million people. Annual hydro power projects and environment-friendly combined cycle power plants furnish a reduction in CO_2 emissions of around 23 million tonnes per year.

Apart from covering growing capacity needs, power plant updates and service activities constitute an important business area. The basis is provided by 25,000 turbines installed around the world.

The market for new hydro power plants is characterised at present by a generally positive mood. In Europe there is a tendency towards the installation of new pumped storage power plants. The reasons include the rise in electrical power requirement, particularly with regard to peak demand, and the need to secure network stability in the wake of the commissioning of a large number of decentralised power generation plants (e.g. wind farms). Power failures in several countries have also repeatedly demonstrated the need for investment in the security of supply.

The importance of hydro power as a renewable energy source and its promotion, especially in Europe, have also served to create impulses for investment in new plants and modernisation. The generation and crediting of greenhouse gas emission certificates will also markedly improve project profitability.

As the world's largest market for new hydro power capacity, China also demonstrates the highest growth rates. The North American market is stable with an emphasis on modernisation, while the markets in South America and Africa, which largely consist of new plants, are stagnating.

The relevant European market for gas combined cycle power plants shows stable and positive development. Rising investment levels can also be anticipated in the coming years. The southern European market developed in a particularly favourable manner.

Business development

Order situation and earnings improved again

At EUR 1,049 m, order intake in 2003 exceeded that of the preceding year by 4%, while order backlog increased by 12% to EUR 1,562 m, which gave a use of capacity period (order backlog/sales) of 1.7 years. Sales rose by 21% to a new record level of EUR 919 m.

The result from operating activities (EBIT) was again improved during the past year. Ongoing organisational optimisation led to a reduction in the work force by 3% to 3,013.

The distribution of orders by region in 2003 showed Europe as the dominant market with 84%, followed by Asia with 7%.

Positive development with regard to new plants was maintained with the Kárahnjúkar/Iceland projects and two orders from Pakistan (Water and Power Development Authority). Modernisation orders, which include contracts from Portugal, Switzerland and Bulgaria, rounded off this continuous business development pattern.

The order for the Tsankov Kamak hydro power project in Bulgaria, which will provide a greenhouse gas reduction potential of around 200,000 tonnes CO_2 per year, was signed in October 2003. The emission certificates from this project will be used for the Austrian reduction target set by Kyoto.

The largest divisional orders in 2003 involved the Termoli combined cycle power plant in Italy, the Heizkraftwerk Süd in Munich and the Thessaloniki/Greece project. These contracts underline the positive trend in Europe with regard to gas-fired power plants.

Power Generation key figures (EUR m)

	2001	2002	2003
Order intake	1,059	1,011	1,049
Order backlog	1,444	1,397	1,562
Sales	671	758	919
EBITA	43.6	61.7	63.8
EBIT	38.4	56.5	58.1
ROS	6.5%	8.1%	6.9%
ROCE	7.3%	8.5%	10.0%
Employees	3,151	3,098	3,013

Power Generation sales (EUR m)


671
758
919
2001
2002
2003

Power Generation EBIT (EUR m)


38
56
58
2001
2002
2003

Power Generation order intake by region 2003


5% Near/Middle East, Africa
7% Asia/Pacific
1% South America
3% North America
84% Europe

Power Generation sales by region 2003


4% Near/Middle East, Africa
8% Asia/Pacific
2% South America
7% North America
79% Europe

Transmission and Distribution

Market development

VA TECH is a leading international supplier of electrical power transmission and distribution systems, offering sustainable, integrated solutions, which match individual customer needs.

More than 400 million people are supplied with high-quality electricity by VA TECH installations around the world.

A special focus on high-voltage technology results in cuts in transmission losses. As a general rule, when the voltage is doubled, transmission losses can be reduced by three-quarters.

In 2003, the market volume for high-voltage transmission and distribution systems fell from around EUR 11 bn to approximately EUR 10 bn, a decline that can be traced mainly to a downturn in the US market and delays to investments in the Middle East (Iraq conflict).

The strength of the euro against the US dollar and the yen made exporting from Europe more difficult.

It is thought that the North American market has now bottomed out. In particular, the power failures of the past year have underlined the need for improved infrastructure and optimum networks. Investments in both automation solutions and power transmission systems and equipment can be awaited. Following clarification of the political and regulatory framework, market recovery is expected in the coming years from 2004 anwards.

In spite of the SARS epidemic, growth in the Chinese market remained strong. As anticipated, other parts of Asia and the Middle East showed only hesitant development, while investment in South America remained low. The main European market developed in a stable manner during 2003, but here too, electricity bottlenecks and power cuts also showed the need for investment in the coming years.

The possibilities for electricity transfers at international level, created by the liberalisation of local electricity markets, are severely limited by bottlenecks in the existing networks. Therefore, investments in international line capacity are essential for this purpose along with investments in enhanced quality, automation, trading and control systems.

Business development

Business volume and result down, productivity and result improvement programme in implementation

As a consequence of the difficult conditions in the international market, above all during the first half of 2003, order intake fell by 2% as compared to 2002 and order backlog declined to EUR 866 m.

At EUR 1,206 m, sales were 4% below the comparable figure for 2002 (currency translation effects derived from the consolidation currency euro).

The 2003 result from operating activities (EBIT) was characterised by lower sales, underutilisation at individual production centres, increased competition and correspondingly lower margins. The EBIT included goodwill amortisation amounting to EUR 19 m and restructuring expenses of EUR 14 m. A result improvement programme was launched, involving a reduction in capacity to current demand levels (cut in the work force by 500 during 2003 and 2004), as well as the market introduction of new product technologies and further improvements in business processes and cost structures. At the end of 2003, the Division had 6,249 employees (292 fewer than in 2002).

In regional terms, during 2003 Europe was the main source of order intake with 47%, followed by Near/Middle East, Africa with 23%.

Among the largest orders in 2003 were transformer substations for the Abu Dhabi Water & Electricity Authority (ADWEA) in the United Arab Emirates, the completion and enlargement of three transformer substations for ELECTRICITY OF VIETNAM, indoor switchgear for the KUDANKULAM power station in India, as well as the enlargement of the DRAX transformer substation for the UK National Grid. Other important contracts included outdoor switchgear for the PREPA UTILTA supply company in Puerto Rico and indoor switchgear including the necessary, auxiliary systems for Wienstrom's Donaustadt power station in Austria.

One example of positive market development in North Africa is Algeria, where VA TECH T&D has captured important orders for the energy and natural gas company Sonelgaz and the national oil company, Sonatrach.

Transmission and Distribution key figures

(EUR m)	2001	2002	2003
Order intake	1,350	1,208	1,186
Order backlog	1,082	930	866
Sales	1,197	1,258	1,206
EBITA	64.0	60.2	35.0
EBIT	49.9	50.0	15.8
ROS	5.3%	4.8%	2.9%
ROCE	6.2%	5.7%	1.9%
Employees	6,691	6,541	6,249

Transmission and Distribution sales (EUR m)



1197
1258
1206
2001
2002
2003

Transmission and Distribution EBIT (EUR m)



50
50
16
2001
2002
2003

Transmission and Distribution order intake by region 2003



23% Near/Middle East, Africa
13% Asia/Pacific
3% South America
14% North America
47% Europe

Transmission and Distribution sales by region 2003



19% Near/Middle East, Africa
10% Asia/Pacific
6% South America
18% North America
47% Europe

Infrastructure

Market situation

Information technology and new production engineering methods are rapidly altering the familiar face of our environment. These changes are naturally linked to corresponding effects on a variety of infrastructure systems, whereby market development is basically dependent upon the respective economic situation and GDP performance.
The infrastructure branch is characterised by an enormous number of competitors, although the trend towards the provision of electromechanical solutions on a one-stop-shopping basis is gaining ground among the larger market players. The impetus for new developments is provided by the demand for increased functional intelligence. Irrespective of whether building, industrial and public sector or the areas of automation, drive technology, services or facility management are involved, the tendency is towards automated, flexibly designed, customer-oriented solutions. Furthermore, the objective is to achieve further sustainable successes with regard to efficiency and economy through the optimisation of the performance of individual elements in line with the concept of integrated, overall solutions.

The downward trend in the IT market has accelerated the supplier concentration process in various segments. Uncertainties with regard to the economic situation have resulted in delays to investment among many industrial and commercial companies.

Market development

Infrastructure services play a major role in sustainable development, with energy efficiency as the main goal. Accordingly, attention is focused on the scrutiny of plant life cycles from a sustainable, holistic viewpoint. The aim is to advise customers concerning a reduction in their energy consumption, indicate new and modern approaches and then supply them via a services portfolio. Important economies have been achieved in recent years through sustainable technologies and solutions. In fact the division provides its customers with the potential for a CO_2 reduction of around 3 million tonnes per year.

Despite the general lack of economical dynamic in the euro zone, infrastructure services market development has exceeded expectations. Further, positive impulses are anticipated from the imminent accession of the ten new members to the EU.

Despite stagnation in market volume during 2003, the building infrastructure business area succeeded in strengthening its position through a systematic orientation towards being a one-stop supplier of technical building systems. Complete solutions along the entire property value added chain extend from construction to operation and revitalisation. Services in the facility management segment also demonstrated positive growth rates.

The emphasis in the industrial infrastructure sector was on investments in the modernisation, refurbishing and enlargement of existing plants. Investment in new capacity was limited. There is continuous investment in the automotive sector as a result of the shortening of product intervals and expanded model ranges.

In the public sector, the liberalisation of the energy markets led to the introduction by energy supply companies of measures aimed at raising efficiency levels, in order to compensate for sales losses. Investments relating to improved security of supply can also be expected. The promotion of renewable energy sources encouraged investment, particularly in the biomass, small-scale power plant and wind power areas.

Investment in the Division's markets in Eastern Europe, above all the Czech Republic and Slovakia, was satisfactory. While in Slovakia there was an upward trend in the paper industry, in the Russian and Iranian markets, important orders derived from refinery off-sites and cement industry.

In the information technology sector, reduced investment activity led to increased pressure on prices and margins. Services such as IT sourcing, which bring immediate cost advantages and efficiency increases, developed in a positive manner. IT consulting showed no significant signs of revival.

Business development

Continuous growth and a positive earnings situation

With an increase of 9% to EUR 808 m, order intake in the Infrastructure Division during 2003 showed an ongoing, positive trend. Order backlog stood at EUR 570 m.

Sales improved markedly as compared to 2002, increasing by 13% to EUR 722 m.

The result from operating activities (EBIT) of EUR 29 m was virtually unchanged over that for 2002. However, operative profitability was far higher, as the 2002 result contained a book gain of EUR 12 m derived from a sale and leaseback transaction.

Work force numbers increased to 3,795 due to the Pfrimer & Mösslacher acquisition in Austria (111 employees).

Orders mainly originated from Austria (62%). Central and Eastern Europe provided 13%, the CIS states 2%.

Among the largest orders received in 2003, were a general contractor assignment at the HILTON HOTEL in Vienna, the supply of the traction systems for 60 "TALENT" electric motor coaches for Austrian Railways, the entire building systems (electrical and utilities engineering) for the new "ALLIANZ ARENA" football stadium in Munich, the technical systems at the new Innsbruck ice rink and general contracting for the building of the NOVA KÖFLACH SPA, including a 4-star hotel. Complete facility management is to be supplied to MOBILKOM and ALCATEL AUSTRIA, while order intake in the Czech Republic, Poland and Hungary was up considerably.

Infrastructure key figures (EUR m)

	2001	2002	2003
Order intake	709	742	808
Order backlog	419	504	570
Sales	642	639	722
EBITA	30.6	34.2	33.9
EBIT	28.5	31.6	29.3
ROS	4.8%	5.4%	4.7%
ROCE	8.3%	6.0%	9.0%
Employees	4,004	3,571	3,795

Infrastructure sales (EUR m)


642
639
722
2001
2002
2003

Infrastructure EBIT (EUR m)


29
32
29
2001
2002
2003

Infrastructure order intake by region 2003


2% Rest of world
4% Rest of Europe
2% CIS
13% Central and Eastern Europe
17% Germany
62% Austria

Infrastructure sales by region 2003


1% Rest of world
4% Rest of Europe
4% CIS
14% Central and Eastern Europe
14% Germany
63% Austria

Water Systems

Market situation

During 2003, the United Nations' International Year of Freshwater, it became increasingly clear that the water topic represents a key issue in sustainable development worldwide. While current statistics already point to the fact that 17% of the world's people are without clean drinking water and 40% without wastewater disposal and thus make the related threats apparent, the situation is set to deteriorate still further in years to come due to population growth. Above all, the countries with the highest population growth rates have the smallest water resources and hence the greatest problems. This places special burdens on project development and international financing systems, which are needed to create the necessary infrastructure in undercapitalised markets.

It can be assumed that the developed markets in Western Europe will stagnate, while those in south-eastern Europe, and in the EU applicant countries in particular, will demonstrate positive development. China will remain a market with very high potential in the next few years.

Market development

VA TECH WABAG activities are mainly focused on Europe, the Asian growth markets of China and India, the Near/Middle East and North Africa. The complete accessible market, which has differing, regional growth rates, has a volume of around EUR 8.5 bn. The majority of this total derives from customers in the municipal area and public supply companies. In addition, special industrial branches (paper, chemicals, petrochemicals) are also supplied with plants for industrial process water and industrial wastewater treatment.

With its plants and technologies, VA TECH WABAG is making a considerable contribution to sustained development. At present, company installations provide 200 million people with drinking water and handle the wastewater from 130 million. A further focal point of activity is the recycling of municipal and industrial wastewater.

2003 brought with it an extremely difficult situation, which was characterised by delayed order allocations due to the uncertain economic situation, SARS and the Iraq conflict.

The European water technology market developed in a sluggish manner that corresponded with the general economic position. Investment budgets among both municipal and industrial customers were the object of cuts and project postponements. Investment in the German market was hesitant, while order allocations were put on hold in the key French, Swiss and Eastern European markets.

While investment in the industrialised nations was low-key, despite the restrictions placed on economic life by SARS, India and, above all, China proved to be stable, expanding markets. Further incentives for investments in the water and wastewater sectors derived from external factors (Olympic Games in Beijing 2008) and changes in the legal framework (new Indian environmental legislation). In general, it can be said that the importance of water and wastewater treatment both in the municipal and industrial sector has increased parallel to the recovery in the Asian economy.

In North Africa and parts of the Near/Middle East, an increasing trend towards Design Build Operate (DBO) projects was evident. The emphasis in these regions continues to be on new drinking water plants and plant rehabilitation.

Business development

Division restructuring

Order intake in 2003 failed to live up to expectations, but at EUR 251 m was 12% higher than in the preceding year. Project postponements prevented a still larger improvement. At the same time, order backlog was raised by 7%.

Sales fell to EUR 205 m. The underutilisation of capacity was a major factor in the negative result from operating activities (EBIT) of minus EUR 42 m. In addition, excess costs from the closing of past projects, unscheduled goodwill and restructuring costs derived from a reduction in the work force in the course of the year all had a negative influence on the result for 2003. As part of a milestone programme, another location in Germany was closed with effect from the end of the year and international business concentrated in Austria.

At the close of 2003, the work force numbered 694, which in view of the recruiting of some 40 employees in India, meant an overall reduction of 17% over the comparable figure for 2002. Personnel numbers in Germany have been virtually halved in the past two years. The decrease in the work force went hand in hand with a sharp downturn in costs.

Retention by VA TECH

For the Division, 2003 was characterised by intensive preparations with regard to a possible divestment. However, in January 2004, the decision was taken to terminate the negotiating procedure. The ongoing focusing and restructuring programme will continue under the auspices of VA TECH ELIN EBG and be strengthened and expanded through the inclusion of portfolio measures.

Success in key markets

The strongest regions with regard to orders in 2003 were Europe (44%) and Asia/Pacific (30%). The receipt of the TEHERAN SOUTH project in Iran was a major success in the Design-Build-Operate (DBO) area, the importance of which is growing steadily in calls for tenders by international financial institutions. In addition, there were positive business developments in China, as exemplified by the receipt of an order for a wastewater project in XIAOHONGMEN, and in India. Further successes were achieved in Libya (TOBRUK), Ireland (BALLYNACOR), France (CHALONS EN CHAMPAGNE), Morocco (SAMIR) and Vietnam (HANOI). A generally positive trend is evident in India, where the Division is the market leader.

Water Systems key figures (EUR m)

	2001	2002	2003
Order intake	335	225	251
Order backlog	369	298	320
Sales	317	275	205
EBITA	9.7	−37.1	−30.4
EBIT	9.1	−54.7	−42.4
ROS	3.0%	−13.5%	−14.8%
ROCE	3.5%	−51.9%	−41.5%
Employees	827	788	694

Water Systems Sales (EUR m)


317
275
205
2001
2002
2003

Water Systems EBIT (EUR m)


9
2001
2002
2003
−55
−42

Water Systems order intake by region 2003


26% Near/Middle East, Africa
30% Asia/Pacific
44% Europe

Water Systems sales by region 2003


15% Near/Middle East, Africa
26% Asia/Pacific
59% Europe

Report of the Supervisory Board to the Annual General Meeting

During the financial year 2003, the Supervisory Board carried out the duties allocated to it by law and the articles of association. Several meetings of the Supervisory Board, the Accounts Committee and the Strategy Committee were held for this purpose. The Managing Board provided the Supervisory Board with regular written and verbal reports concerning business developments and the company's status, including the status of Group companies. The Supervisory Board examined, the Annual Accounts and the Consolidated Annual Accounts for the financial year 2003, the proposal for the distribution of profits and the Status Report and Group Status Report for 2003 and approved the Annual Accounts for the financial year 2003 at its meeting on March 24, 2004.

The Annual Accounts for the financial year 2003 are thereby confirmed in accordance with § 125 Clause 3 Aktiengesetz (Austrian Stock Corporation Act).

The Annual Accounts of VA Technologie AG and the Consolidated Annual Accounts for the financial year 2003, as well as the Status Report and the Group Status Report, were examined by the auditors elected at the 11th Annual General Meeting, KPMG Alpen-Treuhand Wirtschaftsprüfungs- und Steuerberatungs GmbH. Pursuant to § 96 Clause 2 Aktiengesetz (Austrian Stock Corporation Act), the Supervisory Board reports that in their final result, these examinations gave no reason for material objections. According to the unqualified audit certificates

a) the accounting and the Annual Accounts of VA Technologie AG for the financial year 2003 meet the statutory requirements, the Annual Accounts for the financial year 2003 present a true and fair view of the assets, financial position and profitability of the corporation in accordance with generally accepted accounting principles and the Status Report conforms with the Annual Accounts for the financial year 2003;

b) the Consolidated Annual Accounts in all material aspects present a true and fair view of the assets and of the financial position of the Group as at December 31, 2003, as well as of the profitability and cash flows in the financial year 2003, in accordance with the International Financial Reporting Standards (IFRS).

Vienna, March 24, 2004



Dr. Peter Michaelis
Chairman of the VA Technologie AG
Supervisory Board

Consolidated Annual Accounts 2003

The VA Technologie AG Annual Accounts (individual accounts) for the 2003 business year are not contained in this Annual Report, but are available on request.

Please contact:

VA Technologie AG
Communications and Investor Relations, Lunzerstrasse 64, A-4031 Linz, Austria
Tel.: (+43/732) 6986-9222, Fax: (+43/732) 6980-3416, E-Mail: contact@vatech.at

Note:
As a result of the use of automatic calculation, rounding-related differences may occur in the summation of rounded amounts and percentages.

Consolidated Profit and Loss Statement

VA TECH Group

(TEUR)	NOTES	2003	2002
Sales [1]	(1)	**3,923,255**	**3,871,558**
Cost of goods sold		**–3,254,639**	**–3,200,795**
Gross profit		**668,615**	**670,763**
Other operating income	(2)	90,885	132,406
Marketing and sales expenses		–227,996	–245,027
Administration expenses		–237,958	–279,788
Other operating expenses	(4)	–140,860	–149,478
Result from operating activities before goodwill amortisation (EBITA)		**152,687**	**128,875**
Amortisation of goodwill		–51,581	–45,553
Result from operating activities (EBIT)		**101,106**	**83,323**
Interest result [2]	(5)	–121,912	–137,766
Investment result	(6)	–2,741	5,160
Other financial result	(7)	4,126	–41,431
Financial result		**–120,528**	**–174,036**
Earnings before taxes (EBT)		**–19,421**	**–90,714**
Taxes	(8)	–2,706	–14,006
Minority interests		6,688	11,717
Profit/loss for the period		**–15,440**	**–93,002**
[1] Thereof net interest from advance payments received/paid	(1)	95,708	98,806
[2] Interest result excluding the reallocation of net interest from advance payments received/paid	(5)	–26,204	–38,960
Outstanding shares (weighted average)		14,771,413	14,750,000
Earnings per share (profit/loss for the period)	EUR	–1	–6
Proposed dividend	TEUR	0	0
Proposed dividend per share	EUR	0	0

Consolidated Balance Sheet

VA TECH Group

(TEUR)	NOTES	Dec. 31, 2003	Dec. 31, 2002
ASSETS			
Tangible assets	(9)	392,742	451,126
Intangible assets	(10)	22,968	27,233
Goodwill	(11)	341,144	377,577
Financial assets	(12)	89,969	124,807
Advance payments made (net)	(15)	3,963	5,096
Trade accounts receivable	(16)	119,191	68,189
Other interest bearing assets	(17)	39,931	48,269
Other non-interest bearing assets	(18)	17,265	15,678
Deferred taxes	(13)	70,047	67,809
Non-current assets		**1,097,220**	**1,185,783**
Inventories	(14)	228,002	286,085
Advance payments made (net)	(15)	70,928	42,689
Trade accounts receivable	(16)	1,099,532	1,104,125
Other interest bearing assets	(17)	18,406	63,396
Other non-interest bearing assets	(18)	324,710	316,709
Cash and cash equivalents	(19)	743,826	648,033
Current assets		**2,485,403**	**2,461,037**
Assets		**3,582,624**	**3,646,820**
EQUITY AND LIABILITIES			
Share capital		109,050	109,050
Capital reserves		270,816	267,258
Retained earnings		70,442	85,307
Equity		**450,308**	**461,614**
Minority interests		26,732	43,597
Equity incl. minority interests	(20)	**477,040**	**505,211**
Liabilites to banks	(21)	337,885	502,243
Trade accounts payable	(22)	1,791	2,192
Provision for pensions, severance payments and long-service bonuses	(24)	292,484	283,992
Deferred taxes	(13)	26,759	28,855
Advance payments received	(23)	89,648	57,410
Other interest bearing liabilities	(26)	31,042	16,143
Other non-interest bearing liabilities	(27)	19,356	48,610
Non-current liabilities		**798,964**	**939,445**
Liabilites to banks	(21)	134,213	129,106
Trade accounts payable	(22)	806,082	674,637
Advance payments received	(23)	359,025	341,784
Other provisions	(25)	400,120	490,417
Other interest bearing liabilities	(26)	81,968	91,633
Other non-interest bearing liabilities	(27)	525,212	474,588
Current liabilities		**2,306,619**	**2,202,164**
Equity and liabilities		**3,582,624**	**3,646,820**

Consolidated Cash Flow Statement

VA TECH Group

(TEUR)	NOTES	2003	2002
Earnings before tax		**–19,421**	**–90,714**
± Losses/profits from the sale of fixed assets		–20,437	–29,449
± Depreciation/appreciation of fixed assets [1]		115,972	161,282
± Net allocation/reversal to employee benefits trust and long-term provisions		8,214	–7,577
± Taxes paid		–9,158	–13,516
Cash earnings	(28)	**75,170**	**20,027**
± Decrease/increase in inventories		60,052	55,929
± Decrease/increase in advance payments made		–27,106	1,569
± Decrease/increase in trade accounts receivable		–49,291	164,649
± Decrease/increase in other non-interest bearing assets		190	–43,624
± Increase/decrease in advance payments received		50,329	–102,914
± Increase/decrease in trade accounts payable		130,594	–97,259
± Increase/decrease in other non-interest bearing liabiliities		3,289	158,082
± Increase/decrease in short-term provisions		–84,522	–59,759
Cash flow from operating activities	(29)	**158,704**	**96,700**
+ Sale of fixed assets with the exception of investments		102,409	97,857
– Increases in fixed assets with the exception of investments		–51,788	–73,107
∓ Investments/divestitures in shareholdings		–24,635	–20,299
Cash flow from investing activities	(30)	**25,987**	**4,451**
Free cash flow		**184,690**	**101,151**
∓ Buy-back of shares held in treasury, capital contributions from shareholders		278	4,943
+ Sales of shares held in treasury		3,558	0
+ Profit participation certificates, subsidies from public entities		128	–13
– Distributions to shareholders and minority shareholders		–225	–7,489
± Other (currency conversion differences, change in the scope of consolidation)		823	2,894
± Increase/decrease in liabilities to banks		–152,487	–256,502
± Increase/decrease in other interest liabilities/receivables		59,027	10,652
Cash flow from financing activities	(31)	**–88,898**	**–245,515**
Net increase/decrease in liquid funds		**95,793**	**–144,364**
Changes to the liquid fund		95,793	–144,364
+ Liquid fund, beginning balance		648,033	792,396
= Liquid fund, ending balance		743,826	648,033
thereof liquid assets		341,380	237,047
thereof current asset securities		385,992	396,138
thereof receivables from Group clearing		16,453	14,847
Interest paid		–42,475	–59,959
Interest received		35,093	37,632
Dividends paid		0	–7,374
Dividends received		4,811	7,564

[1] 2002: Including write-down on the investment in Babcock Borsig Power GmbH (TEUR 44.433)

Equity Statement

VA TECH Group

(TEUR)	Share capital	Capital reserves	Revaluation reserves	Translation reserves	Retained earning	Total
Balance as at Jan. 1, 2003	**109,050**	**267,258**	**0**	**609**	**84,697**	**461,614**
Shares held in treasury	0	3,558	0	0	0	3,558
Market valuation of hedging transactions	0	0	0	0	7,816	7,816
Other changes	0	0	0	–8,148	907	–7,241
Changes in equity not recognised in the Profit and Loss Statement	**0**	**3,558**	**0**	**–8,148**	**8,723**	**4,134**
Profit/loss for the period	0	0	0	0	–15,440	–15,440
Dividends	0	0	0	0	0	0
Balance as at Dec. 31, 2003	**109,050**	**270,816**	**0**	**–7,539**	**77,980**	**450,308**
Balance as at Jan. 1, 2002	**109,050**	**267,258**	**2,832**	**16,034**	**182,366**	**577,539**
Other changes	0	0	–2,832	–15,425	2,823	–15,434
Changes in equity not recognised in the Profit and Loss Statement	**0**	**0**	**–2,832**	**–15,425**	**2,823**	**–15,434**
Profit/loss for the period	0	0	0	0	–93,002	–93,002
Dividends	0	0	0	0	–7,489	–7,489
Balance as at Dec. 31, 2002	**109,050**	**267,258**	**0**	**609**	**84,697**	**461,614**

General remarks

General information and consolidation principles

VA Technologie AG (VA TECH) is an Austrian-based technology and service group. The VA TECH Group Divisions, Metallurgy, Power Generation, Transmission and Distribution, Infrastructure and Water Systems all occupy leading international positions. These five Group Divisions provide a branch-oriented business strategy. The Group headquarters, VA Technologie AG, is at Lunzerstrasse 64, Linz, Austria.

The VA Technologie AG Consolidated Annual Accounts are prepared according to the International Financial Reporting Standards (IFRS), effective for the 2003 financial year and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The figures for the preceding year were calculated on the same basis.

The Consolidated Annual Accounts are reported in euros.

The Consolidated Profit and Loss Statement is prepared according to the cost of sales format.

Scope of consolidation

The Consolidated Annual Accounts include VA Technologie AG, 42 national (2002: 38) and 84 international subsidiaries (2002: 84) in which VA Technologie AG directly or indirectly holds a majority of the voting rights, or which are uniformly controlled or managed.

The names of consolidated and non-consolidated companies are reported in the enclosed list of subsidiaries and affiliated companies. This contains all investments in subsidiaries and affiliated companies in which the VA TECH Group has a holding of at least 20%.

Changes to fully consolidated companies 2003

(excluding changes to the legal structure of companies within the Group)

Initial consolidation	Date of initial consolidation	Remarks
VA TECH Immobilien ProjektentwicklungsgmbH	1.1.	Initial consolidation
IPG Immobilien ProjektentwicklungsgmbH Deutschland	24.4.	Foundation
VA TECH Management Services GmbH	17.9.	Foundation
Steel Related Technology LLC.	1.1.	Acquisition
Pfrimer & Möslacher Heizung, Lüftung, Sanitär GmbH & Co	1.1.	Initial consolidation
VA TECH Finance (India) Pv. Ltd.	1.1.	Initial consolidation
VA TECH Patente GmbH & Co	1.1.	Initial consolidation

Deconsolidation	Date of deconsolidation	Remarks
P.T.VA TECH South East Asia	1.1.	Deconsolidation
VA TECH WABAG Belgium SA	1.1.	Deconsolidation

The minority interests in the equity of companies included in the scope of consolidation are reported as a separate item.

Minority interests in the profit/loss for the period are reported separately in the Consolidated Profit and Loss Statement.

Effects of changes in the scope of consolidation on Group financial position, performance and changes in financial position

The changes in the scope of consolidation during 2003 had no material effects on the true and fair view of the financial statement.

Methods of consolidation

The annual accounts of the companies included in the Consolidated Annual Accounts were prepared according to uniform accounting and valuation standards.

The annual accounts of the individual national and international companies included in the scope of consolidation were drawn up on the balance sheet date of the Group financial statements. They were audited by independent auditors, approved and, in line with International Financial Reporting Standards, combined under the fiction of legal unity.

In the case of the initial consolidation of subsidiaries, assets and debts are valued at the settlement value on the date of purchase. The acquisition costs of the acquired interests are netted against the book value of the pro rata equity of the subsidiary at the time of the acquisition. Other differences are reported as goodwill and subjected to linear depreciation according to their useful life. Hidden reserves and debts are either retained or written off during the scope of subsequent consolidation.

Within the scope of debt consolidation, trade accounts receivable, loans and other receivables are netted against the corresponding liabilities and provisions of subsidiaries included in the Consolidated Annual Accounts.

Within the framework of expense and income elimination, all expenses and income from intra-Group transactions were netted.

Where material, interim results arising from asset transfers within the Group were eliminated and recognised as income. Material interim profits within Group inventories were also eliminated.

Currency conversion

In general the functional currency of international subsidiaries is the respective national currency.

As a rule, items in the individual annual financial statements in foreign currencies were converted at the exchange rate on the date of the transaction. Monetary items are reported using the exchange rate on the balance sheet date. Non-monetary items, reported according to the historical cost principle, are reported using the exchange rate on the date of transaction. Gains or losses arising from the conversion of monetary items are recognised as income.

For the conversion of the annual accounts of international subsidiaries into the Group currency (euro) all balance sheet items with the exception of equity are therefore converted at the mean rate on the balance sheet date. Equity items are valued at the historical value. Differences arising from currency conversion are recognised directly in equity until the disposal of the subsidiary. Differences attributable to third parties are netted against the minority interests. The stipulations of IAS 29 (Accounting in High Inflation Countries) are not employed due to immateriality.

Income and expenses are converted at the mean foreign exchange rate.

Goodwill from the acquisition of foreign entities is calculated in Group currency during initial consolidation.

Changes in the currency exchange rates of the following currencies are of particular importance to the Consolidated Annual Accounts:

(EUR equals)		Closing rate Dec. 30, 2003	Closing rate Dec. 30, 2002	Change in %
Great Britain	GBP	0.7048	0.6505	8.35%
USA	USD	1.2630	1.0487	20.43%
Mexico	MXP	14.1770	10.9960	28.93%
China	CNY	10.4535	8.6832	20.39%
Saudi Arabia	SAR	4.7365	3.9329	20.43%
India	INR	57.5490	50.2850	14.45%

The effects of shifts in currency exchange rates result in a change in equity of minus TEUR 8,148 (2002: minus TEUR 15,425) when the balance sheet items of consolidated companies are converted. This difference is reported in the equity statement under the translation reserves.

Main differences between Austrian accounting standards and IFRS

Receivables from long-term orders. According to Austrian accounting law, sales and profits are first realised upon customer invoicing *(completed contract method)*. Under the IFRS, order completion is cleared using the *percentage of completion method* in accordance with progress and pro rata profit realisation. The stage of completion is established in terms of the costs accrued in relation to the established total costs *(cost-to-cost method)*. In part areas the stage of completion is calculated according to the attainment of defined milestones.

Deferred taxes. According to Austrian accounting standards, liability side tax deferrals may only be formed where temporary differences recognised as income occur, while a selective capitalisation right exists for all asset side deferrals. In line with accepted opinion, no asset side tax deferrals may be formed for net operating losses carried forward. Under IFRS, tax deferrals at a currently valid tax rate must be formed for all temporary differences. This also applies to any tax losses carried forward, where these will probably be consumed by future tax profits.

Provisions for pensions. In line with Austrian accounting standards, the vast majority of provisions for pensions are formed according to the discount value method. Under IFRS, the valuation of the pension obligations is based on the projected unit credit method and future remuneration increases.

Goodwill. Austrian accounting standards contain a selection of possibilities for the reporting of goodwill. This can be directly allocated to the reserves, or capitalised and subjected to scheduled amortisation over five years, or (in the case of acquired goodwill) amortised over the probable useful life. According to IFRS, goodwill shall be capitalised and amortised, whereby useful life is frequently estimated as longer term.

Securities. Available for sale securities are reported at fair value. Under the IFRS, and as opposed to the Austrian accounting regulations, upvaluing to a level above the cost of acquisition is permitted. Pursuant to IAS 39, certain financial instruments (and derivatives) are evaluated at fair value (mark-to-market).

Material events after the close of the financial year

There were no material events after the close of the financial year to be reported.

Reporting and valuation methods

Accounting for revenue

Profits are generally considered as realised with the transfer of risk (at the time of transfer of risk and the possibility of utilisation) or, respectively, once the service has been rendered. Interest, licence and rental income is realised on a pro rata basis.

In order to reflect the contractual progress and the performance of the company for the period, pursuant to IAS 11 (Construction Contracts), contracts are subjected to pro rata profit realisation in accordance with the stage of completion (percentage-of-completion method) on the basis of a reliable estimate of the stage of completion, total costs and income. Safety margins are taken into account during the calculation of the overall result in the form of risk provisions. The standardisation of the use of safety margins in the Transmission and Distribution Division during the 2003 financial year, led to a one-off result effect of plus EUR 4.9 m.

Tangible assets, intangible assets and goodwill

Tangible assets are valued at the cost of acquisition or production, and where subject to wear and tear, depreciated over their useful life. Items carried as assets can be of a tangible or intangible nature. Movable and immovable tangible fixed assets are generally subject to linear depreciation.

Service and repair costs are reported as expenses. Refurbishing and maintenance costs, which prolong the useful life of an asset, are carried as assets.

As a rule, the following periods of anticipated life are assumed, whereby deviations are possible due to individual circumstances:

	Years
Buildings	20 – 50
Plant and machinery	5 – 10
Factory and office equipment	4 – 8
Rights	3 – 10
Goodwill	5 – 20

In accordance with IAS 40 *(Investment Property)* property held as an investment is reported at the historical cost of acquisition or manufacture and amortised in line with the expected useful life.

In accordance with the IFRS stipulations, items utilised on the basis of leasing contracts are reported in the Consolidated Annual Accounts as tangible assets.

Leasing contracts stipulating that the Group carries material risks and opportunities related to the utilisation of assets are treated as finance leases. The items on which the leasing contract is based are reported as assets at the current value of the capitalised lease payment and depreciated over the useful life. The items reported as assets are compaired with the present value of the liability arising from future lease payments on the balance sheet date.

All items ceded under other types of leasing agreements are treated as operating leases and are reported as an asset of the tenant or lessor. Rental payments are reported as expenses.

Acquired intangible assets are valued at the cost of acquisition and are subjected to scheduled linear depreciation according to their respective useful life.

Pursuant to IAS 38, *Research and Development Costs,* research costs are not reported as assets and therefore flow immediately and entirely into the Consolidated Profit and Loss Statement. Development costs are only capitalised where the prerequisites exist in accordance with IAS 38.

In case of the occurence of indications that an asset may be impaired and the higher of the value in use and net selling price is below the respective book value, the asset has to be written down. If the reasons for extraordinary depreciation undertaken in the preceding year no longer exist, a corresponding addition is made.

Positive differences resulting from initial consolidation are reported as positive goodwill. In the case of negative differences, a reduction in the positive goodwill is reported. In accordance with IAS 22 (revised 1998), a maximum useful life of 20 years is assumed for positive goodwill. Furthermore, remaining goodwill is examined with regard to its future economic usefulness on each balance sheet date. The discounted cash flow method is used to examine future economic usefulness on the basis of the planned results and a yearly updated weighted average cost of capital benchmark (WACC). This amounted to 8% in the euro zone during 2003.
The smallest cash generating unit is employed in each case, in order to allow classification of the goodwill examined on what is probably a permanent basis.

Goodwill amortisation is reported in the Consolidated Profit and Loss Statement under the items "Amortisation of Goodwill" (goodwill) and "Other Operating Income" (negative goodwill).

Financial assets

Except where immaterial, investments in associated companies are generally valued *at equity* pursuant to IAS 28. Basically, the same valuation methods are applied as those used for fully consolidated companies. Other investments are valued at the cost of acquisition, or their lower market value.

Interest bearing loans are reported at nominal value, if they are not subject to devaluation. Non-interest, or low interest bearing loans, are discounted at present value. Securities *held to maturity* are valued at cost or, if their value is reduced permanently, at the lower market value. Other securities are reported at the market price, whereby valuation changes are recognised as income *(available for sale)*.

Inventories, receivables from construction contracts

The valuation of inventories takes place at historical cost, or at the lower net realisable value. Cost is generally determined using the weighted average price method.

Manufacturing costs include all directly attributable expenses, as well as all fixed and variable overheads. Selling costs and general administration costs are not included. Borrowing costs relating to manufacture are not reported as an asset.

Receivables

Receivables and other assets are reported at nominal values. Valuation allowances are made for individual recognisable risks.

Receivables in foreign currencies are valued at the exchange rate valid on the balance sheet date or, in the case of hedged exchange rates, at the hedged rate.

Securities

Securities not qualifying as held to maturity investments *(available for sale)* are reported at the stock market value on the balance sheet date *(mark-to-market)* or at repurchase values. Revaluations are reported in the Consolidated Profit and Loss Statement.

Trading in securities among the individual financial services companies is reported at market value, whereby all changes in value are recognised as income *(held for trading)*.

Cash and cash equivalents

Financial assets of a short-term character are reported at fair value. The original maturities of the financial assets at banks and securities reported in this item are shorter than three months. Receivables from financing and clearing with maturities of less than three months are also reported under this item.

Provisions and liabilities

Provisions are accrued to the amount, which, according to commercial judgement, is necessary on the balance sheet date to cover future payment obligations, recognisable risks and uncertain Group obligations. Provisions are reported at the most probable amount following a careful assessment of the situation.

Group companies make appropriate **provisions for future severance payments.** The valuation of the future severance payment obligations is calculated on the basis of actuarial expert opinions using the projected unit credit method.

The **pension provisions** of national and international subsidiaries are calculated on the basis of actuarial expert opinions using the *projected unit credit* method. Future, probable pension payments are spread over the time of employment of the employee until retirement age. Future anticipated increases in remuneration are taken into account.

Changes in the actuarial valuation assumptions (life expectancy, fluctuation rates, early retirement trends, the current market interest rate on blue chip, fixed-interest industrial bonds, salary levels and trends, expected return on plan assets) have an effect on each balance sheet date, which is designated as actuarial gains and losses.

These Annual Accounts employ a corridor for the equalisation of fluctuations in the cash value of the obligation (IAS 19.92). A provision for the period is calculated at the beginning of the financial year on the basis of an actuarial forecast. A subsequent calculation is carried out on the balance sheet date. Should the provision made in accordance with the actuarial forecast deviate by more than 10% from the subsequent calculation, the difference in excess of the corridor will be compensated for over the average remaining period of employment starting in the subsequent financial year.

Provisions for **long-service bonuses** are also calculated using actuarial principles. A corridor is not applied.

The premises assumed for the calculation of the provision for the employee benefits fund regarding discounts, remuneration increases, and expected return on plan assets are reviewed annually and adjusted as necessary. Probable life expectancies are calculated according to country specific life-expectancy tables (Heubeck 1998 in Austria). If necessary, a fluctuation discount is calculated for each individual company.

Generally, the following parameters are assumed for the main pension schemes:



Pensions	Austria Subsequent calculation 2003	Austria Forecast 2003	Austria 2002	Great Britain Metallurgy Subsequent calculation 2003	Great Britain Metallurgy Forecast 2003	Great Britain Metallurgy 2002	Great Britain Transmission and Distribution Subsequent calculation 2003	Great Britain Transmission and Distribution Forecast 2003	Great Britain Transmission and Distribution 2002
Market interest rate (discount rate)	4.75%	5.50%	5.50%	5.40%	5.50%	6.00%	5.40%	5.50%	5.80%
Remuneration increase rate	2.50%	3.00%	3.00%	3.80%	3.75%	4.00%	3.10%	3.35%	4.25%
Expected return on plan assets	actual	5.00%	6.00%	actual	6.50%	6.50%	actual	5.80%	6.10%

The following parameters are used for the calculation of severance payments

Austria	Subsequent calculation 2003	Forecast 2003	2002
Market interest rate (discount rate)	5.00%	5.50%	5.50%
Remuneration increase rate	3.00%	3.00%	3.00%
Retirement age – women	max. 60 years	56.5 years	56.5 years
Retirement age – men	max. 65 years	61.5 Jahre	61.5 years
Life expectancy tables	Heubeck 1998	Heubeck 1998	Heubeck 1998

Provisions for restructuring are made prior to the balance sheet date in accordance with IAS 37, if a sufficiently detailed plan is available and published.

Other provisions take into account all recognisable risks and uncertain obligations.

Tax deferrals. In accordance with IAS 12, all temporary valuation and reporting differences between the tax values and the IFRS balance sheet are included in the deferred taxes. Where possible, deferred tax assets and liabilities are netted. The remaining tax assets (including those arising from loss carry forwards) are generally estimated according to their medium-term realisability. In case of doubt, a valuation allowance of 85% is used. Deferred taxes for Austrian companies are calculated using a tax rate of 34%. International companies' taxes are calculated employing the respective local tax rates. Fixed future tax rates for the reversal of differences are used for the deferral.

Liabilities. Liabilities are reported at their nominal value or the higher repurchasing value. Liabilities in foreign currencies are reported at the mean rate of exchange rate on the balance sheet date.

Hedging transactions (derivative financial instruments)
Hedging transactions are reported at fair value on the balance sheet date. Hedge-accounting is applied to the majority of transactions. Supply contracts in foreign currency are normally contracted in a currency which is different to the base currency of both parties to the contract. In accordance with IAS 39.25 embedded derivatives are applied to such transactions . This is based on the following assumptions: in principle the supply contracts are denominated in EURO; simultaneously the parties enter into a synthetic FX-forward deal which matures at the forecasted payment date; the synthetic deals convert the EURO amount to the relevant foreign currency. Therefore, in accordance with IAS 39.137ff, there is no firm commitment, but a derivative transaction applies which is valued according to fair value. All derivatives are included in the Profit and Loss Statement. The embedded derivatives or the increase of receivables respectively are reflected in the annual report at market values.

Hedging transactions during the tender period are treated in accordance with IAS 39.158ff in order to secure cash flow.

Use of estimates

The compilation of the Consolidated Annual Accounts requires estimates and assumptions, which can influence the reported values for assets, payables and financial liabilities on the balance sheet date, as well as income and expenses for the year under review. The actual values can differ from the estimated values. Despite the use of estimates, the *true and fair view* principle is fully maintained.

Notes to the Profit and Loss Statement

1. Sales

(TEUR)	2003	2002
Sales	**3,923,255**	**3,871,558**
Income from construction contracts	3,827,547	3,772,752
Net interest from advance payments received/paid	95,708	98,806

Sales for the 2003 financial year comprise the following: Income from construction contracts includes income recognised according to the stage of completion of the individual contract *(percentage of completion method).* The determination of the percentage of completion mainly occurs using the *cost-to-cost method.*

The project income from construction contracts is affected considerably by the terms of payment. As a rule, long-term, interest-free payments are agreed. The pro rata interest on project-related, advance payments is recognised with the sales, which allows their reporting separate of project financing. Interest from high, project-related, advance payments is therefore regarded as an additional sales component. This item is determined by applying an average interest rate of 4% (2002: 4%) to the balance of advance and partial payments received (reported on the liabilities side or netted against assets) and advance and partial payments made.

Sales by Division and by region are reported in detail in the information on business segments.

2. Other operating income

This item comprises:

(TEUR)	2003	2002
Other operating income	**90,885**	**132,406**
Income from the disposal and the appreciation of fixed assets (excluding financial assets)	20,602	29,071
Income from the reversal of provisions	21,932	42,678
Contributions for research	6,823	4,794
Rental/lease income	4,002	7,072
Indemnification from insurance	2,097	5,270
Other	35,429	43,521

The income from the sale of fixed assets is primarily the result of the disposal of one item of real estate belonging to the Metallurgy Division amounting to EUR 11 m and one from the Transmission and Distribution Division totalling EUR 6.5 m.

3. Expenses for materials and depreciation

Production, sales and administrative costs include expenses for materials and manufacturing services received of TEUR 2,434,995 (2002: TEUR 2,238,525), as well as depreciation on tangible and intangible assets of TEUR 66,429 (2002: TEUR 72,072).

4. Other operating expenses

This item comprises the following:

(TEUR)	2003	2002
Other operating expenses	**–140,860**	**–149,478**
Taxes other than taxes on income	–1,942	–2,300
Research and development expenses	–63,415	–67,440
Foreign currency translation losses	0	–5,936
Restructuring expenses	–21,416	–20,044
Valuation allowance referring to other receivables	–3,065	–18,005
Litigation costs	–428	–1,369
Other	–50,594	–34,384

Taking into account the restructuring expenses contained in other items of the Consolidated Profit and Loss Account, total restructuring expenses amount to EUR 28.2 m (2002: EUR 36.5 m).

5. Interest result

This item comprises the following:

(TEUR)	2003	2002
Interest result	**–121,912**	**–137,766**
Net interest from advance payments received/paid	–95,708	–98,806
Interest result (excluding the reallocation of net interest)	**–26,204**	**–38,960**
Interest and similar income	35,778	40,839
Interest and similar expenses	–47,185	–66,429
Interest income from hedging transactions	18,140	19,054
Interest expenses from hedging transactions	–17,653	–16,315
Interest on employees benefit funds	–15,284	–16,109

With regard to the net interest on advance payments received/paid (is to be regarded as a sales component) reference should be made to (1) Sales.

The interest on the employees' benefit fund relates to interest costs with regard to the provisions for severance payments and pensions.

6. Investment result

This item comprises the following:

(TEUR)	2003	2002
Investment result	**–2,741**	**5,160**
Income from investments	5,281	12,486
Other affiliated companies	3,030	6,033
Other companies	2,251	6,453
Income from disposal of investments	114	1,235
Expenses on investments written-off	–4,361	–5,494
Other expenses relating to investments	–3,775	–3,067
Other affiliated companies	–3,760	–64
Other companies	–15	–3,003

7. Other financial result

This item comprises the following:

(TEUR)	2003	2002
Other financial result	**4,126**	**–41,431**
Income from the disposal and appreciation of financial assets and current asset securities	5,043	5,087
Expenses from financial investments and current asset securities	–917	–46,518

The negative other financial result in the comparable period 2002 was largely due to the complete write-off of the 10% investment in the insolvent Babcock Borsig Power GmbH, Oberhausen, amounting to TEUR 44,433.

8. Taxes

In relation to the earnings before taxes (EBT) the average tax rate is 14% (2002: 15%). The difference to the current Austrian corporation tax rate of 34% can be ascertained from the table below:

(TEUR)	2003	2002
Tax rate	**14%**	**15%**
Tax-free income, non-deductible expenses	78%	6%
Difference to foreign tax rates	–4%	0%
Change in the provision for asset side tax deferrals	–146%	–53%
Consumption of existing losses carried forward	83%	5%
Other permanent differences, taxes from outside the period	–59%	–7%
Anticipated tax rate	**–34%**	**–34%**

Notes to the Balance Sheet

9. Tangible assets

The item real estate and buildings includes land values of TEUR 38,957 (2002: TEUR 46,661).

Restrictions on the use of assets, or assets pledged as securities, amounted to TEUR 11,135 (2002: TEUR 34,858).

Apart from those recognised in the balance sheet, there are only immaterial obligations in connection with the purchase of assets.

The tangible assets contain property, which in accordance with IAS 40 is to be reported as investment property. The book value of around TEUR 14,487 (2002: EUR 10,500) roughly corresponds with the market value.

Consolidated movement of tangible assets

(TEUR)	Real estate and buildings	Plants and machinery	Other plant, factory and office equipment	Advance payments made and construction in progress	Total
Costs of acquisition or production					
Balance as at Jan. 1, 2003	421,186	365,770	225,449	9,406	**1,021,812**
Translation differences	–11,537	–15,406	–4,560	–202	**–31,705**
Change in the scope of consolidation	2,688	1,890	374	49	**5,001**
Additions	4,484	11,457	20,481	8,878	**45,300**
Disposals	–57,524	–7,586	–26,727	–13	**–91,850**
Reclassification	1,178	2,206	1,656	–6,571	**–1,530**
Balance as at Dec. 31, 2003	**360,475**	**358,332**	**216,674**	**11,546**	**947,027**
Depreciation/amortisation					
Balance as at Jan. 1, 2003	165,856	242,861	162,193	–225	**570,686**
Translation differences	–2,981	–8,312	–3,116	6	**–14,404**
Change in the scope of consolidation	0	79	139	0	**218**
Scheduled depreciation during the business year	11,743	22,562	21,748	0	**56,053**
Amortisation due to impairment loss	418	60	140	0	**618**
Disposals	–28,675	–7,345	–22,916	0	**–58,935**
Reclassification	42	134	–345	219	**50**
Balance as at Dec. 31, 2003	**146,403**	**250,039**	**157,843**	**0**	**554,285**
Book values as at Dec. 31, 2003	**214,072**	**108,293**	**58,831**	**11,546**	**392,742**
Book values as at Dec. 31, 2002	255,330	122,909	63,256	9,631	**451,126**

Finance lease agreements

The tangible assets contain items, which are used on the basis of finance leasing agreements. Such agreements are mainly employed for industrial buildings in Vienna.

The book value on the balance sheet date amounted to TEUR 15,845 (2002: EUR 16,799) and the applied interest rate was 5.5%.
Minimum lease payments due are comprised of the following:

(TEUR)	Payments 2003	Interest 2003	Present value 2003	Payments 2002	Interest 2002	Present value 2002
Minimum lease payments						
Not later than one year	2,452	85	2,367	2,780	106	2,674
Later than one year and not later than five years	8,496	932	7,564	8,307	911	7,397
Later than five years	19,151	8,520	10,631	20,708	9,468	11,240

Operating lease agreements

Apart from finance lease agreements, obligations exist from leasing, rental and lease agreements relating to fixed assets not reported in the balance *(operating leases).*

(TEUR)	2003	2002
Total lease and sublease payments recognised in income for the period	31,002	22,767
Total of future minimum lease payments under non-cancellable operating leases	258,379	242,347
not later than one year	36,785	38,623
later than one year and not later than five years [1]	134,118	128,293
later than five years [1]	87,476	75,431
Total of future minimum lease payments expected to be received under non-cancellable subleases at the balance sheet date	1,366	856

[1] Approx. EUR 15 m were reallocated in the figures for 2002

10. Intangible assets

(TEUR)	Franchise rights, commercial patents and trademarks and similar rights/privileges	Advance payments made	Development costs	Total
Costs of acquisition or production				
Balance as at Jan. 1, 2003	70,415	48	5,271	**75,734**
Translation differences	–269	–1	0	**–270**
Change in the scope of consolidation	311	0	0	**311**
Additions	3,769	302	1,264	**5,335**
Disposals	–2,468	0	0	**–2,468**
Reclassification	1,100	–46	282	**1,336**
Balance as at Dec. 31, 2003	**72,858**	**302**	**6,818**	**79,978**
Depreciation/amortisation				
Balance as at Jan. 1, 2003	46,371	48	2,084	**48,502**
Translation differences	–133	–1	0	**–134**
Change in the scope of consolidation	197	0	0	**197**
Scheduled depreciation during the business year	8,603	0	1,155	**9,758**
Disposals	–1,266	0	0	**–1,266**
Reclassification	0	–46	0	**–46**
Balance as at Dec. 31, 2003	**53,772**	**0**	**3,238**	**57,011**
Book values as at Dec. 31, 2003	**19,086**	**302**	**3,580**	**22,968**
Book values as at Dec. 31, 2002	24,045	0	3,188	**27,233**

11. Goodwill

The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired, is recorded as goodwill.

Netted negative goodwill amounting to TEUR 2 (2002: TEUR 422) is reported under this item.

Apart from scheduled goodwill amortisation of TEUR 29,220 (2002: TEUR 29,014), extraordinary amortisation of TEUR 21,904 (2002: TEUR 16,539) was undertaken in the Trans-mission and Distribution and Water Systems Divisions as a result of negative market developments. The value in use was calculated using a model based on the discounted cash flow method with an interest rate of 8.0% (WACC). Specific company risk was taken into account in the planned cash flow.

This item comprises the following:

(TEUR)	Metallurgy	Power Generation	Trans-mission and Distri-bution	Infra-structure	Water Systems	Group services and con-solidation	VA TECH-Group Total	thereof negative goodwill
Costs of acquisition								
Balance as at Jan. 1, 2003	224,245	96,772	120,447	30,775	34,689	–4,116	**502,812**	–32,821
Translation differences	–701	0	–1,726	0	0	0	**–2,428**	0
Change in the scope of consolidation	0	0	0	0	–192	0	**–192**	0
Additions	12,932	1,322	0	3,863	–37	0	**18,081**	-37
Disposals	–2,340	0	0	0	1,724	0	**–617**	1,724
Balance as at Dec. 31, 2003	**234,135**	**98,094**	**118,721**	**34,638**	**36,184**	**–4,116**	**517,656**	**–31,134**
Depreciation/amortisation								
Balance as at Jan. 1, 2003	58,927	15,141	23,156	10,296	21,413	–3,699	**125,235**	-32,399
Translation differences	–74	0	–547	0	0	0	**–622**	0
Change in the scope of consolidation	0	0	0	0	–192	0	**–192**	0
Scheduled depreciation during the business year	10,123	5,627	9,319	3,031	1,537	–417	**29,220**	–456
Amortisation due to impairment loss	0	0	9,921	1,600	10,384	0	**21,904**	0
Disposals	–758	0	0	0	1,724	0	**966**	–1,724
Balance as at Dec. 31, 2003	**68,219**	**20,768**	**41,849**	**14,927**	**34,866**	**–4,116**	**176,513**	**-31,131**
Book values as at Dec. 31, 2003	**165,916**	**77,326**	**76,872**	**19,711**	**1,319**	**0**	**341,144**	**–2**
Book values as at Dec. 31, 2002	165,317	81,631	97,291	20,479	13,276	–417	**377,577**	–422

12. Financial assets

(TEUR)	Investments in affiliated companies	Investments in associated companies	Other investments	Loans to affiliated companies	Other loans	Fixed asset securities (loan stock rights)	Total
Costs of acquisition							
Balance as at Jan. 1, 2003	40,160	716	30,648	3,459	19,504	63,984	**158,472**
Translation differences	–750	–55	–674	–52	–3	0	**–1,535**
Change in the scope of consolidation	–313	0	0	0	0	359	**46**
Additions	7,328	417	6,732	185	484	484	**15,630**
Disposals	–3,827	0	–2,723	–856	–157	–43,777	**–51,339**
Reclassification	–23,452	–254	0	–1,537	0	2,955	**–22,287**
Balance as at Dec. 31, 2003	**19,147**	**824**	**33,982**	**1,200**	**19,828**	**24,004**	**98,986**
Depreciation/amortisation							
Balance as at Jan. 1, 2003	11,144	0	8,455	2,282	10,396	1,387	**33,664**
Translation differences	–82	0	0	–52	0	0	**–134**
Change in the scope of consolidation	0	0	0	0	0	1	**1**
Amortisation due to impairment loss	3,303	0	1,058	185	61	129	**4,736**
Appreciation	–2,297	0	0	0	–4,000	–20	**–6,316**
Disposals	1,365	0	–352	–856	0	–749	**–593**
Reclassification	–23,850	0	0	–360	0	1,869	**–22,341**
Balance as at Dec. 31, 2003	**–10,418**	**0**	**9,161**	**1,200**	**6,456**	**2,617**	**9,017**
Book values as at Dec. 31, 2003	**29,565**	**824**	**24,821**	**0**	**13,372**	**21,387**	**89,969**
Book values as at Dec. 31, 2002	29,017	716	22,192	1,177	9,109	62,597	**124,807**

Detailed information concerning Group investments (investments of more than 20%) is contained in the Schedule of Group Investments. Equity and the annual results from international subsidiaries are reported in EURO 1,000 (TEUR), following conversion at the exchange rate on the balance sheet date.

13. Deferred taxes

In accordance with the temporary differences approach, deferred tax assets and liabilities are calculated for material balance sheet items. Where possible, asset and liability side tax deferrals are netted. In line with their medium-term realisation, remaining deferred tax assets (including those from loss carry forwards) are generally reported at 15-40%. In the case of foreign loss carryforwards, as a rule no deferred tax assets are reported, as realisation is insufficiently secured.

(TEUR)	Assets 2003	Assets 2002	Liabilities 2003	Liabilities 2002
Investments	140,523	176,020	0	0
Receivables and inventories	181,634	18,561	–179,897	–14,268
Retirement plans	20,232	14,957	0	–28
Other	20,994	22,526	–31,219	–44,870
Net operating loss carry forwards	332,638	274,548	0	0
Less balance of deferred taxes on the liabilities side	–184,357	–30,311	184,357	30,311
Less valuation allowance	–441,617	–408,492	0	0
Deferred taxes	**70,047**	**67,809**	**–26,759**	**–28,855**

A change in deferred taxes of TEUR 6,452 (2002: minus TEUR 490) was recognised as income.

No tax deferrals were made for temporary differences relating to investments in subsidiaries.

At the year-end 2003, there were total tax loss carry forwards of around EUR 980 m, of which roughly EUR 640 m derived from Austria. There are no expiry dates on the Austrian loss carry forwards and varying expiry dates on the foreign loss carry forwards. The effects of the planned reduction of corporation tax in Austria from 34% to 25% in 2005 will probably total around minus EUR 10 m and is not yet accounted for in these financial statements.

14. Inventories

This item comprises the following:

(TEUR)	2003	2002
Inventories	**228,002**	**286,085**
Raw materials and supplies	83,032	97,743
Partly finished goods	11,341	12,515
Finished goods	9,831	14,108
Merchandise	3,051	3,998
Work in progress	120,747	157,721
Advance payments received	–29,101	–32,272

Value adjustments of TEUR 18,318 (2002: TEUR 18,677) were made to the inventories.

15. Advance payments made

This item comprises the following:

(TEUR)	2003	2002
Advance payments made	**74,891**	**47,785**
Due before one year (net)	**70,928**	**42,689**
Due before one year (gross)	111,621	69,935
Advance payments received	–40,693	–27,246
Due after one year (net)	**3,963**	**5,096**
Due after one year (gross)	3,963	5,096

16. Trade accounts receivable

This item comprises the following:

(TEUR)	2003	2002
Trade accounts receivable	**1,218,723**	**1,172,314**
Receivables from third parties	591,433	669,146
Receivables from construction contracts	2,963,851	2,619,030
Advance payments received	–2,354,534	–2,142,155
Receivables from affiliated companies	14,622	21,973
Receivables from companies in which an investment is held	3,351	4,320
Trade accounts receivable	**1,218,723**	**1,172,314**
Due before one year	1,099,532	1,104,125
Due after one year	119,191	68,189

(TEUR)	2003	2002
Construction contracts	**2,963,851**	**2,619,030**
Aggregate costs incurred to date	2,687,981	2,375,250
Aggregate recognised gross profits to date	314,117	334,899
Aggregate recognised losses to date	−38,247	−91,119
Customer retentions	3,899	6,320

Risk analysis for plant building is performed using a standardised risk determination system with quarterly updates, which is employed throughout the VA TECH Group. To account for risks that occur while estimating the anticipated total income, valuation adjustments to the receivables from construction contracts are made according to the specific risk.

17. Other interest bearing receivables

This item comprises the following:

(TEUR)	2003	2002
Other interest bearing receivables	**58,336**	**111,665**
Receivables from financing and clearing	**4,020**	**7,299**
Receivables from affiliated companies	4,020	7,299
Due in three months to one year	3,835	7,040
Due after more than one year	185	259
Other interest bearing receivables	**54,316**	**104,366**
Due in three months to one year	14,571	56,356
Due after more than one year	39,745	48,010

18. Other non-interest bearing receivables

This item comprises the following:

(TEUR)	2003	2002
Other non-interest bearing receivables	**341,975**	**332,387**
Due in three months to one year	324,710	316,709
Due after more than one year	17,265	15,678

19. Cash and cash equivalents

(TEUR)	2003	2002
Cash and cash equivalents	**743,826**	**648,033**
Cash, cheques	5,833	8,888
Balances at banks due in up to three months	335,548	228,159
Securities due in up to three months	385,992	396,138
Receivables from financing and clearing due in up to three months	16,453	14,848
From affiliated companies	16,453	14,848

Liquidity

(TEUR)	2003	2002
Net liquidity	**238,441**	**83,171**
Gross liquidity	**823,549**	**822,295**
Cash and cash equivalents	743,826	648,033
Other interest bearing receivables	58,336	111,665
Other financial assets	21,387	62,597
Interest bearing liabilities	**−585,108**	**−739,124**
Liabilities to banks	−472,098	−631,349
Other interest bearing liabilities	−113,010	−107,775

Net liquidity contained TEUR 93,916 (2002: TEUR 81,863) from the sale of receivables.

Structure of invested gross liquidity on the balance sheet date

(%)	2003	2002
Money market	51%	44%
Investment funds	49%	56%

Structure of interest bearing liabilities on the balance sheet date

(TEUR)	2003	2002
Interest bearing liabilities	**585,108**	**739,124**
thereof short-term money market loans, current account overdrafts and other interest bearing liabilities	180,494	172,271
thereof long-term export loans	204,694	299,969
thereof other long-term commercial loans	199,920	266,884
Interest bearing liabilities	**585,108**	**739,124**
thereof non-collateralised	511,159	601,649
thereof collateralised with securities or mortgages	73,949	137,475

20. Equity

VA TECH Group equity comprises the following:

(TEUR)	2003	2002
Equity including minority interests	**477,040**	**505,211**
Equity	**450,308**	**461,614**
Paid-in share capital	109,050	109,050
Capital reserves	270,816	267,258
Appropriated capital reserves	133,210	133,210
Unapporpriated capital reserves	137,606	134,048
Retained earnings	70,442	85,306
Minority interests	**26,732**	**43,597**

VA Technologie AG equity comprises 15,000,000 share certificates.

In order to give VA TECH Group employees an opportunity to participate in the development of share value within the framework of a share option scheme, 250,000 VA TECH shares were acquired during 1999. Within the scope of this scheme, by the balance sheet date 226,784 share had been purchased by employees, providing a TEUR 3,558 increase in equity. Taking shares held in treasury into account, there were 14,770,000 shares issued on the balance sheet date. (2002: 14,750,000).

In line with a resolution of the Annual General Meeting from April 17, 2002, the Managing Board was authorised to carry out a conditional capital increase for the granting of share options. The authorisation relates to a limited capital increase of up to 1.5 million shares with a minimum issue price of EUR 7.27 per share and is limited to five years.

Capital reserves were formed during the transfer of assets at the time of the establishment of VA Technologie AG and are reduced by own shares. Retained earnings include provisions for revaluations, currency conversion differences and uncommitted retained earnings, the net profit/loss for the period and results from previous business periods carried forward.

Details concerning the development of the equity of the VA TECH Group are reported in the Equity Statement.

21. Liabilities to banks

(TEUR)	2003	2002
Liabilities to banks	**472.098**	**631.349**
Due after more than one year	337.885	502.243
Due before on year	134.213	129.106

The average interest rate for long-term liabilities to banks on the balance sheet date was 2.9% (2002: 3.8%) and 3.0% (2002: 3.8%) for the entire portfolio. The average term is 2.9 years (2002: 3.6 years) for long-term loans and 2.1 years (2002: 2.9 years) for the entire portfolio.

22. Trade accounts payable

(TEUR)	2003	2002
Trade accounts payable	**807,873**	**676,829**
Due after more than one year	**1,791**	**2,192**
To third parties	1,785	2,192
To affiliated companies	6	0
Due before one year	**806,082**	**674,637**
To third parties	795,415	663,404
To affiliated companies	8,611	9,526
to companies in which an investment is held	2,056	1,707

23. Advance payments received

(TEUR)	2003	2002
Advance payments received	**448,673**	**399,194**
Due after more than one year	89,648	57,410
Due before one year	359,025	341,784

Advance payments received from the inventories and trade accounts receivable of TEUR 2,424,327 (2002: TEUR 2,201,674) were reported as an asset.

24, 25. Provisions

Schedule of VA TECH provisions as at December 31, 2003

(TEUR)	Balance as at Jan. 1, 2003	Translation differences	Change in scope of consolidation	Use/ Reversal	Allocation	Reclassifi-cation	Balance as at Dec. 31, 2003
Provisions for pensions, severance payments and long-service bonuses	**283,992**	**–670**	**1,172**	**32,603**	**35,936**	**4,657**	**292,484**
Provisions for taxes	**17,737**	**–206**	**–65**	**11,957**	**10,001**	**0**	**15,512**
Provisions for other personnel expenses	**8,898**	**–36**	**40**	**3,141**	**5,095**	**–5,021**	**5,834**
Project-related provisions							
Provisions for completed projects	306,868	–4,127	172	161,550	191,392	–98,737	234,017
Provisions for uncompleted projects	48,605	–1,693	–26	35,055	20,181	2,663	34,675
	355,473	**–5,820**	**146**	**196,605**	**211,573**	**–96,075**	**268,692**
Other provisions							
Provisions for restructuring	36,186	–928	0	20,591	15,152	–371	29,448
Miscellaneous other provisions	72,123	–330	440	28,993	36,591	804	80,634
	108,309	**–1,258**	**440**	**49,585**	**51,743**	**433**	**110,082**
Total provisions	**774,409**	**–7,990**	**1,734**	**293,891**	**314,348**	**–96,006**	**692,604**
in % of balance sheet total	21.2%						19.3%

24. Provisions for pensions, severance payments and long-service bonuses

This item comprises the following:

(TEUR)	2003	2002
Provisions for pensions, severance payments and long-service bonuses	**292,484**	**283,992**
Provision for pensions	90,502	91,231
Provision for severance payments	169,816	165,812
Provision for long-service bonuses	32,166	26,949

According to individual contractual agreements, VA TECH has an obligation to pay a number of employees a pension supplement upon retirement. In general, the amount of the individual pension payment is determined by the length of employment. For salaried and professional employees the retirement pension is based largely on the final salary, or a fixed amount. Financial cover for defined benefit plans, subject to which the company guarantees a certain pension amount, is mainly provided through the accrual of pension provisions. The valuation of pension obligations and the coverage necessary is calculated according to the *projected-unit-credit method* described in IAS 19 *(Employee Benefits)*. This valuation not only takes into account the pensions existent on the balance sheet date and accrued rights, but also anticipated future increases in the valuation parameters. According to actuarial valuation, the total expense for performance-related pension obligations comprises the following:

(TEUR)	2003	2002
Pension obligations		
Present value of defined benefit obligations (DBO) – funded	339,710	244,632
Present value of defined benefit obligations (DBO) – unfunded	51,753	55,793
Present value of accured pension rights	**391,463**	**300,425**
Fair value of plan assets	–251,306	–169,708
Anticipated pension obligation less plan assets	**140,157**	**130,717**
Unrecognised actuarial gains/losses	–49,655	–39,486
Provisions for pensions	**90,502**	**91,231**

The fund assets managed by pension funds are mainly invested in shares, fixed interest securities and real estate.

(TEUR)	2003	2002
Severance payment obligations		
Actuarial present value of severance payment obligations (DBO) – unfunded	191,351	182,784
Present value of accured severance payment rights	**191,351**	**182,784**
Unrecognised actuarial gains/losses	–21,535	–16,972
Provisions for severance payments	**169,816**	**165,812**

Net pension expenses for the major pension funds comprise the following:

(TEUR)	2003	2002
Net periodic costs for pensions	**19,406**	**21,459**
Current service cost	10,241	11,001
Interest cost	13,107	12,901
Expected return on plan assets	–6,680	–4,841
Acturial gains/losses	3,258	438
Curtailments and settlements	–520	1,960

The pension expenses for contribution plans amounted to TEUR 9,123 (2002: TEUR 8,972).

Net expenses relating to severance payments comprise the following:

(TEUR)	2003	2002
Net periodic costs for severance payments	**19,437**	**16,666**
Current service cost (DBO cash value for the year)	8,497	9,614
Interest cost	8,867	8,049
Actuarial gains/losses	129	558
Curtailments and settlements	1,944	–1,555

25. Other provisions

In particular, provisions for projects include cover for subsequent costs, impending losses from open business, as well as for warranties and guarantees. Other provisions are mainly short-term in nature. A detailed presentation of the reserves is contained in the table above.

The reclassification of provisions for projects relates to a TEUR 90,893 cost deferral for combined cycle projects from the Power Generation Division for which the extent of completion is ascertained by means of defined milestones. Reporting from the 2003 financial year onwards is completed under "Trade accounts payable".

26. Other interest bearing liabilities

(TEUR)	2003	2002
Other interest bearing liabilities	**113,010**	**107,775**
Other interest bearing liabilities due after more than one year	**31,042**	**16,143**
Liabilities from financing and clearing	138	0
To affiliated companies	138	0
Other interest bearing liabilities	30,904	16,143
Other interest bearing liabilities due before one year	**81,968**	**91,633**
Liabilities from financing and clearing	4,831	3,259
To affiliated companies	4,613	1,995
To companies in which an investment is held	218	1,264
Other interest bearing liabilities	77,137	88,374

27. Other non-interest bearing liabilities

(TEUR)	2003	2002
Other non-interest bearing liabilities	**544,568**	**523,198**
Other non-interest bearing liabilities due after more than one year	**19,356**	**48,610**
Capital contributed by silent partners	1,817	1,817
Public grants	633	505
Other non-interest bearing liabilities	16,906	46,288
Other non-interest bearing liabilities due before one year	**525,212**	**474,588**
Other non-interest bearing liabilities	502,196	437,711
Deferred income	23,016	36,877

Notes to the Cash Flow Statement

In accordance with the IFRS guidelines, the liquidity fund only contains liquid assets and current account securities that have an original term of less than three months. Liquid assets and securities with an original maturity of more than three months are reported as other receivables.

28. Cash earnings

Based on the earnings before taxes of minus TEUR 19,421, in particular depreciation and amortisation on assets of TEUR 115,972 resulted in positive cash earnings of TEUR 75,170.

29. Cash flow from operating activities

The cash flow from operating activities consists of cash earnings of TEUR 75,170 and the change in working capital of TEUR 83,534. The change in working capital is due to advance payments received in connection with order intakes. In addition, active debtor and creditor management was pursued further.

30. Cash flow from investing activities

Investments in fixed assets and intangible assets amounted to TEUR 50,635 (2002: TEUR 73,107). No major individual investments were included in this figure. TEUR 29,352 were spent on investments (2002: TEUR 20,299). Within the scope of a programme to reduce the level of capital employed, real estate in Linz belonging to the Metallurgy Division and to the Transmission and Distribution Division in Hebburn (UK) was sold. Accordingly, cash flow from investing activities was increased by TEUR 45,216. In addition, fixed asset disposals led to a rise in liquidity of TEUR 42,977. The effects of the changes in the scope of consolidation on cash flow from investment activities in 2003 were immaterial.

31. Cash flow from financing activities

The cash flow from financing activities is characterised by a reduction in liabilities to banks. In total, a negative cash flow from financing activities of minus TEUR 88,898 (2002: minus TEUR 245,515) resulted.

Other information

Contingencies

In particular, the following standard business guarantees exist within the VA TECH Group:

Advance payment guarantees, which secure the claim of a customer to the repayment of an advance payment made to a VA TECH Group company. Such claims generally arise when the customer withdraws from a contract for justifiable reasons.

Performance bonds, which secure the right of the customer to the fulfilment of obligations related to a specific contract.

Warranty guarantees, which secure the right of the customer to the fulfilment of the contractual warranty obligations.

Third-party guarantees, which secure the right of the customer to the repayment of retention payments.

Letters of comfort are obligations of the parent company to the creditors of a Group company, to provide the affected Group company with sufficient finance, in order to enable it to fulfil its obligations to the beneficiary of the letter of comfort.

The total volume of contingencies on the balance sheet date was EUR 2,972 m (2002: EUR 2,687 m) and consisted of EUR 1,409 m (2002: EUR 1,598 m) in bank guarantees and EUR 1,563 m (2002: EUR 1,089 m) in Group guarantees. All in all, EUR 646 m (2002: EUR 503 m) in advance payments received are reported as a liability. Where required, the contingencies are accounted for in the project evaluation.

The guarantees subject to obligatory disclosure in accordance with IAS 37.28 amounted to TEUR 62,229 (2002: TEUR 90,179) on the balance sheet date.

Other financial risks

There were no other financial obligations subject to obligatory disclosure on the balance sheet date.

Risk management in the VA TECH Group

In 2003, a Group-wide, risk management strategy was defined, in order to standardise the established, multifarious risk management processes in the operative companies of the VA TECH Group. This strategy consists of the following elements:
- Risk management principles
- Risk management process objectives
- Risk management organisational development and functions
- Risk management instruments for the main areas of risk within VA TECH business

Strategic risks
Strategic planning is a central element in annual business planning, which deals with a period of three years on a revolving basis. Strategic risks and critical parameters are integrated into the planning process using market and competitor analyses, SWOT analyses, the simulation of alternative scenarios, etc. The balanced scorecard, which has been in use throughout the Group since 2003, serves as a tool for the systematic monitoring of strategic target implementation and control benchmarks. Up to the integration of the purchased company, a Group directive regulates the sequence of M&A transactions as a strategic risk factor, while in the product and technology development area, milestone-oriented R&D controlling is employed. Moreover, a competence centre has been created for patent matters, which is available to the entire Group.

Project and operative risks

Specific, business-related project management guidelines are in place for all of VA TECH's Divisions. Projects with certain risk indicators must be presented to the Managing Board prior to the provision of a quotation. An integral element in any order calculation is the preparation of a risk analysis and a risk hedging concept, which is updated quarterly. The risk analysis also incorporates geographical risks in the form of individual country ratings. Project development is supervised in the Group Divisions within the scope of institutional project monitoring. In addition, individual projects are partially subject to accompanying checks by internal auditing. Central hedging management ensures the appropriateness of the hedging cover. In the internal auditing area, in particular, a comprehensive two pairs of eyes principle has been established.

Financial risks (Group Treasury)

Financial risk management is regulated by Group directives. Such Group Directives apply to, amongst other things, the management of interest rate and foreign exchange risk, the issuing of financial guarantees and warranties and the counterparty risk arising from financial transactions. Appropriate internal auditing systems have been implemented in respect of auditing and the controlling risks resulting from money market and foreign exchange transactions.

Except where other Group companies have been authorised to complete a transaction outside the Group Treasury, all money market and exchange deals, as well as interest rate risk and foreign exchange risk hedges must be contracted with the Group Treasury.

All Group Treasury activities are subject to strict monitoring in respect of exposures and settlement procedures. A specific controlling and auditing procedure is in place separating trading, back office, internal auditing and accounting. In particular, Internal Auditing monitors counterparty limits, interest rate and foreign exchange limits, as well as dealer limits.

The Group maintains centrally managed investment funds for long-term EUR investments by Group companies. Group companies participating in these funds hold certificates of investment, which are valued on a mark-to-market basis. Interest rate hedging in respect of the funds is arranged predominantly using futures. Foreign exchange risk is hedged mainly by forward contracts.

As far as the structure of borrowing (interest-bearing liabilities) is concerned, please refer to item 19, "Cash and cash equivalents".

In accordance with the respective Group directive, foreign exchange exposures by Group companies must be completely hedged with the Group Treasury. The Group Treasury uses forwards, foreign exchange swaps and foreign exchange options (only purchase) as derivative financial instruments.

The following foreign exchange spot positions were open at the year-end:

Currency	in T currency	in TEUR	Unrealised profits/losses at +10% exchange rate change or historic 12-month max.	Unrealised profits/losses at -10% exchange rate change or historic 12-month min.
USD	72	57	6	–5
CAD	373	230	21	–21
GBP	400	44	1	–4
PLN	135	16	2	–1
CHF	7,743	4,970	370	–452
Other		45	5	–5
Total		**5,362**	**405**	**–488**

Foreign exchange spot rates are used to value the foreign exchange positions at the year-end.

At the year-end, only forward contracts were used to hedge exposures. No FX-options or other derivative products were outstanding.

The interest rate risk of the Group is defined as the exposure to an increase in interest paid and/or decrease in interest received arising from financial assets and liabilities. Hedges in respect of these interest rate risks are executed with the Group Treasury. The use of derivative instruments such as forward rate agreements, interest rate swaps, cross currency swaps and the purchase of interest rate options is permitted.

The financial instruments (both basic and derivative) are analysed regularly with regard to their interest rate adjustment date (interest rate gap analysis). In addition, a sensitivity analysis is undertaken. This is performed assuming a parallel shift of the yield curve of ± 0.50%. The following exposures represent the position at year-end:

(EUR m)	< 1 year	1–5 years	6–10 years	> 10 years
Interest rate gaps – net exposure	198.91	–78.79	–1.25	18.29

The amount of sensitivity is EUR 2.32 m.

The mark-to-market valuation of the FX and interest derivatives is performed using market prices at the year-end, i.e. FX spot rates, interest rates and volatiles. FX-forwards, FX-swaps, interest rate swaps and cross currency swaps are valued using the discounted value method, plain vanilla (options of the first generation) FX and interest rate options are valued using the Black Scholes model and average rate options are valued using the Merton Reiner Rubinstein method.

The Group Treasury is permitted to run open interest rate and foreign exchange positions within a value-at-risk limit approved by the VA TECH Managing Board. Based on a confidence level of 99% and a foreign exchange and interest rate risk position holding of ten days, the following key figures were calculated at the year-end:

(TEUR)	
Fair value	20,203
Value-at-risk	462

Human resource risks

Attractive training programmes, structured potential analyses, regular employee discussions and a performance-related remuneration system are intended to secure the commitment of qualified and motivated personnel to the company. Should the safety or health of employees be at risk in the country where they are working, a crisis management plan is implemented, which can even extend to employee withdrawal.

IT risks

In this sensitive area, the focus is on data security, system compatibility, safety of access and operation, as well IT process efficiency. Uniform procedures are established within the framework of separate Group directives.

Corporate governance risks

Standardised business articles for management of subsidiaries, supplemented by model agendas for supervisory board meetings and uniform reporting throughout the Group, optimise the efficiency of subsidiary management. Group auditing carries out regular examinations of the internal control system and monitors the compliance of subsidiaries with Group directives and reporting obligations.

Information on business segments

Segment information by Group Division (primary segments)

In accordance with IAS 14 (revised 1997) the five Group Divisions Metallurgy, Power Generation, Transmission and Distribution, Infrastructure and Water Systems are considered as being the primary segments, as this structure corresponds with both the internal management organisation and reporting of the VA TECH Group.

The item, "Internal sales", relates to inter-divisional sales. These are completed at standard market prices and basically correspond with the at arm's length principle.

Reference should be made to the Management Report for information concerning business development in the individual Group Divisions.

Metallurgy

The VA TECH Metallurgy Division is the global leader in the field of engineering and plant building for the iron and steel industry and the flat product sector of the aluminium industry, with a broad range of services and products in the technology, automation and services fields.

(TEUR)	2003	2002
Metallurgy		
External sales	975,617	1,023,781
Internal sales	384	28
EBIT	54,528	6,145
Depreciation and amortisation (excluding financial assets)	−20,724	−21,451
Cash earnings	21,264	−31,968
Assets (non-interest bearing)	712,995	728,164
Liabilities (non-interest bearing)	802,293	751,001
Investments in tangible and intangible assets	7,030	13,260
Investments in shareholdings	15,939	17,136
Employees (on the balance sheet date)	3,430	3,364

Power Generation

The VA TECH Power Generation Division is a global supplier of electro-mechanical equipment and services ("Water to Wire") for hydro power plants and holds a leading position in the growing power plant refurbishment market.

(TEUR)	2003	2002
Power Generation		
External sales	898,873	741,302
Internal sales	20,323	16,880
EBIT	58,139	56,470
Depreciation and amortisation (excluding financial assets)	−16,674	−16,840
Cash earnings	47,325	26,925
Assets (non-interest bearing)	466,142	430,911
Liabilities (non-interest bearing)	495,409	401,740
Investments in tangible and intangible assets	7,761	11,200
Investments in shareholdings	2,576	445
Employees (on the balance sheet date)	3,013	3,098

Transmission and Distribution

The VA TECH Transmission and Distribution Division is a leading international supplier of integrated and customised systems solutions in the electrical power transmission and distribution sector.

(TEUR)	2003	2002
Transmission and Distribution		
External sales	1,170,932	1,234,041
Internal sales	34,608	23,932
EBIT	15,805	50,032
Depreciation and amortisation (excluding financial assets)	−47,924	−40,260
Cash earnings	25,035	46,195
Assets (non-interest bearing)	991,923	999,213
Liabilities (non-interest bearing)	634,788	636,728
Investments in tangible and intangible assets	20,748	30,507
Investments in shareholdings	4,009	3,044
Employees (on the balance sheet date)	6,249	6,541

Infrastructure

The VA TECH Infrastructure Division is a leading supplier of electromechanical, electronic and holistic utilities systems, plants and services. Its solutions competence incorporates the areas of industrial plants, technical building systems, facility management, power supply, automation, drive and traction technology. In addition, services such as IT outsourcing are also available.

(TEUR)	2003	2002
Infrastructure		
External sales	685,091	587,262
Internal sales	36,741	52,091
EBIT	29,260	31,567
Depreciation and amortisation (excluding financial assets)	–16,443	–13,474
Cash earnings	42,228	18,488
Assets (non-interest bearing)	300,895	308,051
Liabilities (non-interest bearing)	319,478	288,717
Investments in tangible and intangible assets	15,928	10,204
Investments in shareholdings	2,975	5,839
Employees (on the balance sheet date)	3,795	3,571

Water Systems

The Water Systems Division is an international systems supplier in the water technology sector with a full service range that extends from consulting, planning, financing and installation, to after sales services and the operational management of plants and systems.

(TEUR)	2003	2002
Water Systems		
External sales	204,852	274,448
Internal sales	457	123
EBIT	–42,399	–54,661
Depreciation and amortisation (excluding financial assets)	–14,364	–21,344
Cash earnings	–41,436	–47,137
Assets (non-interest bearing)	119,797	201,075
Liabilities (non-interest bearing)	169,669	208,578
Investments in tangible and intangible assets	1,317	1,061
Investments in shareholdings	4	240
Employees (on the balance sheet date)	694	788

Amortisation includes extraordinary amortisation on goodwill of TEUR 10,384 (2002: TEUR 15,730).

Information on business segments

A provision of TEUR 7,100 was made for the Water Systems Division at Group level.

(TEUR)	Group Division total 2003	Group-services and consolidation 2003	VA TECH Group Total 2003	Group Division total 2002	Group-services and consolidation 2002	VA TECH Group Total 2002
VA TECH Group total						
External sales	3,935,365	–12,110	3,923,255	3,860,834	10,724	3,871,558
Internal sales	92,513	–92,513	0	93,053	–93,053	0
EBIT	115,333	–14,226	101,106	89,553	–6,230	83,323
Amortisation (excluding financial assets)	–116,128	–1,881	–118,009	–113,369	–4,256	–117,625
Cash earnings	94,416	–19,246	75,170	12,504	7,523	20,027
Assets (non-interest bearing)	2,591,751	97,277	2,689,028	2,667,414	89,303	2,756,716
Liabilities (non-interest bearing)	2,421,636	56,569	2,478,206	2,286,764	69,128	2,355,893
Investments in tangible and intangible assets	52,784	–2,149	50,635	66,233	4,580	70,813
Investments in shareholdings	25,503	3,849	29,352	26,704	474	27,178
Employees (on the balance sheet date)	17,181	297	17,478	17,362	363	17,725

Segment information by region (secondary segmentation)

(EUR m)	Europe 2003	Europe 2002	North America 2003	North America 2002	South America 2003	South America 2002
External sales	2,481	2,250	377	512	127	237
Assets (non-interest bearing) [1]	2,377	2,413	159	168	38	71
Investments in tangible/intangible assets	40	64	9	4	0	1

(EUR m)	Asia 2003	Asia 2002	Near and Middle East, Africa 2003	Near and Middle East, Africa 2002	VA TECH Group total 2003	VA TECH Group total 2002
External sales	555	545	384	327	3.923	3.872
Assets (non-interest bearing) [1]	85	80	31	25	2.689	2.757
Investments in tangible/intangible assets	1	2	1	0	51	71

[1] the European segment contains consolidation effects of EUR 1,658 m (2002: EUR 1,761 m)

Information concerning related party transactions

In the 2003 financial year there were no material business dealings with related parties.

Information concerning corporate bodies and employees

As at December 31, 2003, a work force of 17,478 (2002: 17,725) was employed by companies included in the Consolidated Annual Accounts. This figure comprises approximately two-thirds white collar and one-third blue-collar workers. The production, sales and administration costs contain personnel expenses of TEUR 957,280 (2002: 975,362). Personnel expenses in the financial year consisted of TEUR 189,397 in wages, TEUR 562,161 in salaries, TEUR 14,419 in severance payments, TEUR 25,251 in pensions, TEUR 154,301 in social security contributions and TEUR 11,751 in other social expenditures.

Severance and pension payments for the 2003 financial year, including those of subsidiaries and sub-subsidiaries were distributed as follows:

(TEUR)	2003	2002
Severance payments and pensions	**39,670**	**44,647**
Managing Board members/ Executive managers	7,605	10,077
Other employees	32,065	34,570

In 2003, emoluments of TEUR 2,791 (2002: TEUR 1,465) were disbursed to the active members of the VA Technologie AG Managing Board and a sum of TEUR 80 (TEUR 2,599) to former Board members.

The salaries of the Managing Board contain a variable amount of 29%.

The following options were allocated to Managing Board members and executive managers within the scope of the share option scheme initiated in 2003:

(TEUR)	allocated in 2003	allocated overall as at Dec. 31, 2003
Options	**423,612**	**778,092**
Managing Board members	82,602	126,330
Executive managers	341,010	651,762

The options are on offer in two tranches and, following a two-year waiting period, can be exercised within three years. The exercise period for the options granted in 2002 is between May 31, 2004 and June 8, 2007. The exercise period for the options granted in 2003 is between May 31, 2005 and June 6, 2008. An option represents an entitlement to the purchase of one share at an exercise price of EUR 15.69 (for the options granted in 2003) and EUR 25.46 (for the options granted in 2002). There is no retention period for the shares purchased within the framework of the option scheme. The options are non-transferrable and were either served by conditionally approved capital or the repurchase of own shares. The estimated value of the options granted in 2003 on the balance sheet date was EUR 10.64 per option. The estimated value of all the options granted amounted to an average of EUR 8.55 per option.

Emoluments of TEUR 123 (2002: TEUR 135) were disbursed to the active members of the VA Technologie AG Supervisory Board. TEUR 48 (2002: TEUR 62) were employed for expense reimbursements. No such payments were made to former members of the Supervisory Board.
No advance payments or loans were granted to the members of the VA Technologie AG Managing and Supervisory Boards.

Linz, March 2, 2004

VA TECHNOLOGIE AG
The Managing Board



Erich Becker
Chairman
of the Board



Roland Scharb
Vice-Chairman
of the Board



Gerhard Falch
Member of the Board



Christian Habegger
Member of the Board



Klaus Brenner
Member of the Board



Klaus Sernetz
Member of the Board

Auditors Report

To the Supervisory Board and Shareholders of VA Technologie Aktiengesellschaft:

We have audited the accompanying Consolidated Annual Accounts of VA Technologie Aktiengesellschaft as at December 31, 2003, prepared by the Company in accordance with the International Financial Reporting Standards (IFRS), adopted by the International Accounting Standards Board (IASB). The Consolidated Annual Accounts are the responsibility of the Company's Managing Board. Our responsibility is to express an opinion on the Consolidated Annual Accounts based on our audit. The audits of the annual accounts of Group subsidiaries and Group Divisions were partly carried out by other auditiors. As far as these subsidiaries are concerned, our opinion is based solely on the report of the other auditors.

We conducted our audit in accordance with the Austrian principles and practices of auditing and the International Standards on Auditing issued by the International Federation of Accountants Committee (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Annual Accounts.
An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial presentation.
We believe that our audit provides a reasonable basis for our opinion.

Attention is drawn to note (1) Sales, with regard to the inclusion of an interest component in the sales.

In our opinion, the Consolidated Annual Accounts present fairly, in all material respects, the financial position of the Group as at December 31, 2003 and 2002, as well as the results of its operations and its cash flows for the 2003 and 2002 financial years, in accordance with International Financial Reporting Standards (IFRS), adopted by International Accounting Standards Board (IASB).

Pursuant to Austrian commercial law, the Status Report and the Group's adherence to requirements for exemption from the compilation of Consolidated Annual Accounts prepared in accordance with the Austrian Commercial Code must be examined.

In our opinion the Status Report complies with the Consolidated Annual Accounts and the legal requirements for an exemption from the obligation to compile Consolidated Annual Accounts in accordance with the Austrian Commercial Code have been met.

Linz, March 2, 2004

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft



Gabriele Lehner
Chartered accountant and tax consultant


KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
*



Johann Lummerstorfer
Chartered accountant and tax consultant

On disclosure or reproduction of the financial statement or consolidated accounts in a form (e.g. shortened and/or translated into other languages) differing from the confirmed setting, the auditor's opinion may neither be quoted nor referred to without approval.

Schedule of Group Investments

VA TECH Group

Name	Abbreviation	Registered office	Country	Parent company	Consoli-dation form	Perc. holding	Equity as at Dec. 31, 2003 in TEUR	Net result 2003 in TEUR	Reason for consol.	Note
Fully consolidated companies										
applied international informatics (Holding) GmbH	AIIDH	Berlin	DE	AII	KVA	100.00	5,469		a)	
applied international informatics AG	AII	Vienna	AT	VA Tech AG	KVI	100.00	18,155		a)	
applied international informatics EOOD	AIIBB	Sofia	BG	AII	KVA	100.00	1,567		a)	
applied international informatics GmbH & Co. KG	SEITZ	Berlin	DE	AIIDH	KVA	100.00	4,068		a)	
ASTA Elektrodraht GmbH	ASTAG	Oed	AT	TAD	KVI	100.00	3,499		a)	
ASTA Elektrodraht GmbH & Co	ASTA	Oed	AT	TAD	KVI	100.00	8,326		a)	
British Short Circuit Testing Station Limited	BSTS	Hebburn	GB	VATUKTAD	KVA	100.00	-2,530		a)	
Coelme Costruzioni Eletromecchaniche S.p.A	COELME	Santa Maria di Sala	IT	TMH	KVA	100.00	2,908		a)	
Deutsche VOEST-ALPINE Industrieanlagenbau GmbH	DVAI	Dusseldorf	DE	FUSTD	KVA	100.00	13,383		a)	
ELIN EBG Elektrotechnika Sp.z.o.o.	EEP	Warsaw	PL	EEE	KVA	100.00	1,135		a)	
ELIN EBG Traction GmbH	ETR	Vienna	AT	EEE	KVI	100.00	17,097		a)	
ELIN Seilbahntechnik GmbH & Co KG	EST	Innsbruck	AT	EEE	KVI	100.00	538		a)	
Entreprise Générale d'Installation et de Construction	EGIC	Saint Genis Laval	FR	TMH	KVA	100.00	-532		a)	
FUCHS de Mexico, SA de C.V.	FUMEX	Monterrey	MX	FUUSA	KVA	51.00	898		a)	
FUCHS Systems U.K. Ltd	FUUK	Scunthorpe	GB	FUSTD	KVA	100.00	2,131		a)	
HYDROA US Corporation	HYDRO_US	Salisbury	US	VAIC	KVA	100.00	1,144		a)	
IPG Immobilien ProjektentwicklungsgmbH Deutschland	IPGD	Ravensburg	DE	IPGA	KVA	100.00	43		a)	
Metal Refinishing and Improvements Inc.	MRI	Northeast, MD	US	VASTP	KVA	100.00	4,598		a)	
Middle East Electric Power Projects Company Limited	MEEPPCO	Riyahd	SA	TMH	KVA	49.00	4,457		a)	
Mill Maintenance Services	MMS	Pittsburgh	US	VASTP	KVA	100.00	8		a)	
Nuova Magrini Galileo S.p.A.	NMG	Stezzano	IT	TMH	KVA	100.00	16,213		a)	
Pfrimer & Möslacher Heizung, Lüftung, Sanitär GmbH & Co	PM	Klagenfurt	AT	EEE	KVI	100.00	618		a)	
PT SEHV Indonesia	PTSI	Jakarta	ID	SEHV_SA	KVA	95.00	580		a)	
				NMG	KVA	5.00				
Roth Manufacturing Corp.	Roth	Milan, Ohio	US	VASTP	KVA	100.00	453		a)	
Schneider Electric High Voltage s.a.e.	SEHV_EGYPT	Cairo	EG	TMH	KVA	100.00	711		a)	
Steel Related Technology LCC new	SRT_LCC	Blytheville	US	VASTP	KVA	75.00	8,187		a)	
Sumitec Inc.	Sumitec	Benton Harbor	US	VASTP	KVA	100.00	3,964		a)	
VA TECH (UK) Limited	VATUKTAD	Hebburn	GB	TMH	KVA	100.00	21,223		a)	
VA TECH America Corporation	VAIC	Pittsburgh	US	VAIG	KVA	100.00	60,021		a)	
VA TECH BOUVIER HYDRO SA	BH	Grenoble	FR	EEVG	KVA	100.00	1,334		a)	
VA TECH CNI Control, Networks & Information Management GmbH	CNI	Vienna	AT	SATB	KVA	60.00	1,291		a)	
VA TECH Consulting GmbH	VATC	Linz	AT	VA Tech AG	KVI	100.00	19		a)	
VA TECH Deutschland Beteiligungs GmbH	DVAMCE	Ravensburg	DE	EEVG	KVA	74.99	50,541		a)	
				PARTG	KVA	25.01				
VA TECH EBG Transformatoren GmbH & Co	EBGTR	Linz	AT	TAD	KVI	100.00	16,904		a)	
VA TECH ELIN EBG Elektronik GmbH	EELG	Vienna	AT	EEE	KVI	100.00	12		a)	
VA TECH ELIN EBG Elektronik GmbH & Co	EEL	Vienna	AT	EEE	KVI	100.00	9,413		a)	
VA TECH ELIN EBG GmbH	EEEG	Vienna	AT	VA Tech AG	KVI	100.00	39		a)	
VA TECH ELIN EBG GmbH & Co	EEE	Linz	AT	VA Tech AG	KVI	99.90	97,704		a)	
				PART	KVI	0.10				
VA TECH ELIN EBG GmbH, Duisburg	EED	Duisburg	DE	EEE	KVA	100.00	727		a)	
VA TECH ELIN EBG Haustechnik GmbH	EEIG	Linz	AT	EEE	KVI	100.00	30		a)	
VA TECH ELIN EBG Haustechnik GmbH & Co	EEI	Linz	AT	EEE	KVI	99.99	3,130		a)	
				PART	KVI	0.01				
VA TECH ELIN EBG VECO Kft.	EEU	Budapest	HU	EEE	KVA	100.00	378		a)	
VA TECH ELIN Energietechnik GmbH	EET	Berlin	DE	TMH	KVA	100.00	908		a)	
VA TECH ELIN Holec High Voltage B.V.	EHH	Amersfoort	NL	ENH	KVA	100.00	43,328		a)	
VA TECH ELIN NL Holding B.V.	ENH	Amersfoort	NL	TMH	KVA	100.00	-12,686		a)	
VA TECH ELIN Service B.V.	ESB	Amersfoort	NL	ENH	KVA	100.00	3,618		a)	
VA TECH ELIN Transformatoren GmbH & Co	ETG	Weiz	AT	TAD	KVI	100.00	43,020		a)	
VA TECH Elin Transformer Guangzhou Co. Ltd.	ETGC	Guangzhou	CN	TAD	KVA	63.00	10,185		a)	
VA TECH Escher Wyss Flovel Limited	EWF	New Delhi	IN	EWR	KVA	61.50	371		a)	
VA TECH Escher Wyss GmbH	EWR	Ravensburg	DE	DVAMCE	KVA	100.00	19,324		a)	
VA TECH Escher Wyss S.A. de C.V.	EWMX	Morelia	MX	HYDROA	KVA	99.90	-468		a)	
				EEVG	KVA	0.10				
VA TECH Escher Wyss S.L.	EWE	Madrid	ES	HYDROA	KVA	100.00	3,151		a)	
VA TECH Escher Wyss S.r.l.	EWI	Schio	IT	HYDROA	KVA	100.00	3,059		a)	
VA TECH EZ a.s.	EZPRA	Prague	CZ	EEE	KVA	94.96	10,690		a)	
VA TECH Ferranti-Packard de México, SA de CV	FPMEX	Guanajuato	MX	TAD	KVA	100.00	8,055		a)	
VA TECH Ferranti-Packard Transformers Ltd	FPSCAT	St. Catharines	CA	TAD	KVA	100.00	-4,849		a)	
VA TECH Finance (Deutschland) GmbH	VACPF	Berlin	DE	FIN	KVA	100.00	2,708		a)	
VA TECH Finance (India) Pv.Ltd	VATIND	New Delhi	IN	FING	KVA	90.00	44		a)	
VA TECH Finance Czech Republic s.r.o.	VATPRAG	Prague	CZ	FIN	KVA	100.00	70		a)	

Name	Abbreviation	Registered office	Country	Parent company	Consolidation form	Perc. holding	Equity as at Dec. 31, 2003 in TEUR	Net result 2003 in TEUR	Reason for consol.	Note
VA TECH Finance GmbH	FING	Vienna	AT	VA Tech AG	KVI	100.00	34		a)	
VA TECH Finance GmbH & Co	FIN	Vienna	AT	VA Tech AG	KVI	100.00	14,904		a)	
VA TECH Finance Ireland Ltd	VATFI	Dublin	IE	FIN	KVA	100.00	5,362		a)	
VA TECH Hydro AG	EWZK	Kriens	CH	EEVG	KVA	100.00	21,568		a)	
VA TECH HYDRO AS	HY_NOR	Jevnaker	NO	EEVG	KVA	100.00	1,461		a)	
VA TECH HYDRO GmbH	EEVG	Vienna	AT	VA Tech AG	KVI	100.00	49,119		a)	
VA TECH Hydro GmbH & Co	HYDROA	Vienna	AT	VA Tech AG	KVI	100.00	103,509		a)	
VA TECH Hydro India Private Limited	CGELA	Mandideep	IN	EEVG	KVA	100.00	748		a)	
VA TECH Immobilien ProjektentwicklungsgmbH	IPGA	Vienna	AT	WABAG	KVI	99.00	168		a)	
				PART	KVI	1.00				
VA TECH Insurance Brokers GmbH	PARTC	Vienna	AT	FIN	KVI	100.00	51		a)	
VA TECH Insurance Ireland Ltd	VATIIL	Dublin	IE	VATRE	KVA	100.00	9,653		a)	
VA TECH International GmbH	VATI	Linz	AT	VA Tech AG	KVI	100.00	13,816		a)	
VA TECH JST SA	JST	Lyon	FR	TAD	KVA	100.00	3,371		a)	
VA TECH Management Service GmbH	VATMANG	Vienna	AT	VA Tech AG	KVI	100.00	-72		a)	
VA TECH Participation GmbH & Co KEG	PART	Vienna	AT	VA Tech AG	KVI	99.00	8		a)	
				PARTG	KVI	1.00				
VA TECH Patente GmbH & Co	VATPA	Vienna	AT	VA Tech AG	KVI	100.00	613[2]		a)	
VA TECH Peebles Transformers Limited	PEEB	Edinburgh	GB	TADUK	KVA	100.00	9,534		a)	
VA TECH Power & Water GmbH	PARTG	Vienna	AT	VA Tech AG	KVI	100.00	14,175		a)	
VA TECH Properties (Ireland) Ltd	PROP	Dublin	IE	VA Tech AG	KVA	100.00	4,461		a)	
VA TECH Properties (UK) Ltd	OPCUK	Isle of Man	GB	VA Tech AG	KVA	100.00	27,558		a)	
VA TECH Reinsurance (Ireland) Ltd	VATRE	Dublin	IE	FIN	KVA	100.00	9,879		a)	
VA TECH Reyrolle (Overseas Projects) Limited	REYOS	Hebburn	GB	VATUKTAD	KVA	100.00	-1,179		a)	
VA TECH Reyrolle Distribution Limited	REY	Hebburn	GB	VATUKTAD	KVI	100.00	6,294		a)	
VA TECH Reyrolle Pacific Limited	PAC	Wellington	NZ	TMH	KVA	100.00	6,388		a)	
VA TECH SAT AG	SATSW	Hünenberg	CH	SATB	KVA	100.00	931		a)	
VA TECH SAT Beteiligungsverwaltung GmbH	SATB	Vienna	AT	SAT	KVI	100.00	2,603		a)	
VA TECH SAT GmbH	SAT_M	Planegg	DE	DVAMCE	KVA	100.00	5,823		a)	
VA TECH SAT GmbH & Co	SAT	Vienna	AT	TAD	KVI	49.95	19,931		a)	
				HYDROA	KVI	49.95				
				SATG	KVI	0.10				
VA TECH Schneider High Voltage GmbH	TMH	Vienna	AT	TAD	KVI	60.00	73,286		a)	
VA TECH STEM S.p.A.	STEM	Spini di Gardalo	IT	TAD	KVA	100.00	4,187		a)	
VA TECH T & D UK Limited	TADUK	Hebburn	GB	TAD	KVA	100.00	24,427		a)	
VA TECH T&D GmbH	EEVTMG	Vienna	AT	TMH	KVI	100.00	36		a)	
VA TECH T&D GmbH & Co	EEVTM	Vienna	AT	TMH	KVI	100.00	13,203		a)	
VA TECH T&D Guanghzou	SWGGZ	Guanghzou	CN	SEHV_SA	KVA	94.00	2,249		a)	
VA TECH T&D NL B.V.	TADNL	Amersfoort	NL	TAD	KVA	100.00	2,901		a)	
VA TECH Transformateurs Ferranti-Packard (Québec)	FPTRIV	Trois Rivières	CA	TAD	KVA	100.00	2,142		a)	
VA TECH Transformers GmbH	ETGG	Vienna	AT	TAD	KVI	100.00	544		a)	
VA TECH Transmissao & Distribuicao Ltda.	SEAT	Itajai	BR	TMH	KVA	100.00	17,203		a)	
VA TECH Transmission & Distribution GmbH	TADG	Vienna	AT	VA Tech AG	KVI	100.00	34		a)	
VA TECH Transmission & Distribution GmbH & Co KEG	TAD	Vienna	AT	VA Tech AG	KVI	100.00	110,089		a)	
VA TECH Transmission & Distribution Limited	PRO	Hebburn	GB	VATUKTAD	KVA	100.00	16,652		a)	
VA TECH Transmission & Dristribution SA	SEHV_SA	Grenoble	FR	TMH	KVA	100.00	9,432		a)	
VA TECH WABAG Deutschland GmbH	WABGER	Zwenkau	DE	WABAG	KVA	100.00	2,523		a)	
VA TECH WABAG France S.A.S.	WABFRA	Levallois Perret	FR	WABAG	KVA	99.75	40		a)	
				CTW	KVA	0.25				
VA TECH WABAG GmbH	WABAG	Vienna	AT	VA Tech AG	KVI	99.90	15,740		a)	
				PART	KVI	0.10				
VA TECH WABAG Introtec GmbH	INTRO	Ravensburg	DE	WABGER	KVA	100.00	89		a)	
VA TECH WABAG Ltd. (India)	WABIND	Chennai	IN	WABAG	KVA	100.00	3,931		a)	
VA TECH WABAG Schweiz AG	CTW	Winterthur	CH	WABAG	KVA	100.00	1,831		a)	
VA TECH WABAG UK Ltd.	WABADD	Adderbury	GB	WABAG	KVA	100.00	529		a)	
VA Technologie AG	VA Tech AG	Linz	AT	VA Tech AG	KVI	0.00	445,547		a)	
VAI CLECIM	CLECIM	Saint Chamond	FR	VAI	KVA	100.00	7,658		a)	
VAI COSIM S.A.	COSIM	Bilbao	ES	CLECIM	KVA	100.00	6,851		a)	
VAI Fuchs GmbH	FUSTD	Legelshurst	DE	VAIG	KVA	100.00	21,027		a)	
VAI Industries U.K. Ltd	VAIUK	Poole	GB	VAI	KVA	100.00	-29,868		a)	
VAI Pomini GmbH	POM_L	Linz	AT	POM_I	KVI	100.00	4,269		a)	
VAI Pomini Inc.	POM_US	Pittsburgh	US	POM_I	KVA	100.00	266		a)	
VAI Pomini Ltd.	POM_UK	Sheffield	GB	POM_I	KVA	100.00	216		a)	
VAI Pomini srl	POM_I	Castellanza	IT	VAIG	KVA	51.00	5,087		a)	
VAST-MILES LLC.	MILES	Pittsburgh	US	VASTP	KVA	100.00	-1,938		a)	

Name	Abbreviation	Registered office	Country	Parent company	Consolidation form	Perc. holding	Equity as at Dec. 31, 2003 in TEUR	Net result 2003 in TEUR	Reason for consol.	Note
VOEST-ALPINE Impianti srl	VAIM	Trezzo	IT	VAIG	KVA	100.00	-1,840		a)	
VOEST-ALPINE Industria Ltda	VAI-MS	Belo Horizonte	BR	VAIG	KVA	100.00	972		a)	
VOEST-ALPINE INDUSTRIAL SERVICES GmbH	VAISG	Linz	AT	VAI	KVI	100.00	-250		a)	
VOEST-ALPINE INDUSTRIAL SERVICES GmbH & Co	VAIS	Linz	AT	VAI	KVI	100.00	2,179		a)	
VOEST-ALPINE Industrieanlagenbau GmbH	VAIG	Linz	AT	VA Tech AG	KVI	100.00	28,795		a)	
VOEST-ALPINE Industrieanlagenbau GmbH & Co	VAI	Linz	AT	VA Tech AG	KVI	100.00	110,941		a)	
VOEST-ALPINE INDUSTRIES (SA) (Pty) Ltd	VAISA	Johannesburg	ZA	VAIG	KVA	100.00	1,515		a)	
VOEST-ALPINE Industries Inc	VAII	Pittsburgh	US	VAIC	KVA	85.00	-30,481		a)	
				VAIG	KVA	15.00				
VOEST-ALPINE Services & Technologies Corp	VASTP	Pittsburgh	US	VAIC	KVA	100.00	8,482		a)	
Other affiliated companies										
A F Pipework & Engineering Ltd	PIPE	Scunthorpe	GB	FUUK	KOV	100.00	0	0	b)	
applied international informatics Computer Service	AIIM	Dusseldorf	DE	AIIDH	KOV	100.00	83	8	b)	
applied international informatics SP z.o.o.	AIIPW	Warsaw	PL	AII	KOV	100.00	-36	3	b)	
applied international informatics SRL	AIIRO	Bucharest	RO	AII	KOV	100.00	-13	2	b)	
applied international informatics Vertrieb GmbH	AIICV	Dusseldorf	DE	AIIDH	KOV	100.00	-22	-2	b)	
ARCMET Technologie GmbH	ARCMET	Linz	AT	VAI	KOV	100.00	2,221[2)]	-115[2)]	b)	
Ashlow Technology Ltd.	Ashlow	Poole	GB	VAIUK	KOV	100.00	0[2)]	0[2)]	b)	
Betriebsführungsges. GWRA Espenhain m.b.H.	ESPEN	Espenhain	DE	WABGER	KOV	100.00	51[2)]	0[2)]	b)	
Betriebsführungsgesellschaft Nohra mbH.	NOHRA	Nohra	DE	WABGER	KOV	50.00	143[2)]	28[2)]	b)	
Consorzio Savona Italy	CONSORZIO	Savona	IT	NMG	KOV	100.00	0	0	b)	
Contrel Italy	CONTREL	Ravenna	IT	NMG	KOV	100.00	0	0	b)	
DRIVE Scom Internet Business Services GmbH	DRIVE	Vienna	AT	EEL	KOV	50.00	881	-357	b)	
				EEE	KOV	50.00				
Dynamic Power Ltd.	DYN	Hebburn	GB	TAD	KOV	100.00	-614	-37	b)	
Easun Reyrolle Ltd.	EASUN	Anna Salai	IN	TAD	KOV	100.00	4,167	158	b)	
Elin Elmak Elektromekanik Sistemler Ticaret Ltd Sirketi	ELM	Ankara	TR	HYDROA	KOV	50.00	-56	-44	b)	
				EEVG	KOV	50.00				
Elin Immobilienverwaltung GmbH	EIG	Vienna	AT	EEE	KOV	100.00	142	14	b)	
Elin Immobilienverwaltung GmbH & Co KG	EIG-KG	Vienna	AT	EEE	KOV	99.00	1,198	1,937	b)	
				EIG	KOV	1.00				
ELIN Seilbahntechnik GmbH	ESTG	Innsbruck	AT	EEE	KOV	100.00	1	1	b)	
Encomech Engineering Services Ltd	ENCOMECH	Epsom	GB	VAIUK	KOV	100.00	827[2)]	28[2)]	b)	
Engenharia Hidraulica de Macao Lim.	VWMAC	Macao	CN	WABADD	KOV	80.00	741[2)]	242[2)]	b)	
Entrutech Sdn Bhd	ENT	Kuala Lumpur	MY	EEIM	KOV	80.00	0	0	b)	
				EEVG	KOV	20.00				
Eugen Remmel Rohrleitungsbau GmbH	ERR	Ratingen	DE	MAR	KOV	100.00	0	0	b)	iK
European Electronic Systems Ltd.	EES	Christchurch	GB	VAIUK	KOV	100.00	54[2)]	0[2)]	b)	
FUCHS Systems Inc	FUUSA	Pittsburgh	US	FUSTD	KOV	100.00	667[2)]	0[2)]	b)	
FUCHS Systemtechnik (South Africa) (Pty) Ltd	FUSA	Rivonia	ZA	FUSTD	KOV	100.00	408[2)]	50[2)]	b)	
FUCHS Thermal Technology (Pty) Ltd	FUTSA	Rivonia	ZA	FUSTD	KOV	51.00	0	0	b)	iL
INMET	INMET	Dnepropetrovsk	UA	VAIG	KOV	80.00	6[2)]	-1[2)]	b)	
International Water Management Wabag GmbH	IWW	Vienna	AT	WABAG	KOV	100.00	46[2)]	11[2)]	b)	
Korf Direct Reduction Ltd	KORFDR	Glasgow	GB	DVAI	KOV	100.00	3[3)]	0[3)]	b)	
Leitungsbau GmbH	LBG	Linz	AT	EEE	KOV	50.00	371	133	b)	
LinKoMet Engineering spol. s r.o.	LinKoMet	Kosice	SK	VAIG	KOV	100.00	209[2)]	-6[2)]	b)	
MCE Anlagen- und Rohrleitungsbau GmbH	MAR	Ratingen	DE	DVAMCE	KOV	100.00	0	0	b)	iK
P.T. VA Tech Indonesia	ELINDO	Jakarta	ID	EEVG	KOV	51.00	893	712	b)	
P.T.VA TECH South East Asia	SEAMET	Jakarta	ID	ARCMET	KOV	91.00	1,327[2)]	-564[2)]	b)	
				VAIG	KOV	9.00	[2)]	[2)]		
Pfrimer & Möslacher Heizung, Lüftung, Sanitär GmbH	PMG	Klagenfurt	AT	EEE	KOV	100.00	33	-1	b)	
Plafog Planungsges.m.b.H.	PLAF	Kulmbach	DE	WABAG	KOV	100.00	138[2)]	3[2)]	b)	
Schneider Electric High Voltage Taiwan Co. Ltd.	SEHV_TW	Taipeh	TW	SEHV_SA	KOV	100.00	60	25	b)	
Schneider Electric Trading & Distribution	SEHV_VII	Cairo	EG	SEHV_EGYPT	KOV	100.00	0	0	b)	
SGP-VA Inc. Canada	SGPINC	Ontario	CA	WABAG	KOV	100.00	5[2)]	-1[2)]	b)	
Street Light Vision GmbH	SLV	Vienna	AT	EEE	KOV	100.00	338	3	b)	
The Gulf Reyrolle Ltd.	GULF	Al Khobar	SA	TMH	KOV	100.00	0	0	b)	
VA TECH America do Sul Ltda.	VARIO	Rio de Janeiro	BR	VATI	KOV	99.98	72[2)]	-81[2)]	b)	
VA TECH Australia Pty.Ltd.	VAAUST	Melbourne	AU	VATI	KOV	100.00	55[2)]	798[2)]	b)	
VA TECH Beijing Ltd	VATBE	Beijing	CN	VA Tech AG	KOV	100.00	3,250	11	b)	
VA TECH Bouvier Canada Inc.	BCI	Boucherville	CA	BH	KOV	100.00	-24	-45	b)	
VA TECH Chile S.A.	MCECHIL	Santiago	CL	EEVG	KOV	99.90	-130[2)]	-77[2)]	b)	iL
VA TECH d.o.o.	EECRO	Zagreb	CV	EEE	KOV	100.00	0[2)]	0[2)]	b)	
VA TECH ELIN EBG SR s.r.o.	EESK	Bratislava	SK	EEE	KOV	95.02	500	-311	b)	
VA TECH Elin Peru S.A.	ELPER	Lima	PE	EEVG	KOV	99.00	114[2)]	36[2)]	b)	

Name	Abbreviation	Registered office	Country	Parent company	Consoli-dation form	Perc. holding	Equity as at Dec. 31, 2003 in TEUR	Net result 2003 in TEUR	Reason for consol.	Note
				HYDROA	KOV	1.00	[2)]	[2)]		
VA TECH ELIN USA Corporation	AEC	Pittsburgh	US	VAIC	KOV	100.00	2.475[2)]	0[2)]	b)	
VA TECH Escher Wyss S.A.C.	EWPE	Moyapampa	PE	EWR	KOV	99.90	-996	-134	b)	iL
VA TECH ETR s.r.o.	EBG CR	Prague	CZ	EZPRA	KOV	84.00	0	0	b)	
VA TECH ETS a.s.	ETSA	Teplice	CZ	EZPRA	KOV	100.00	210[2)]	-212[2)]	b)	
VA TECH ETS s.r.o.	ETSR	Prague	CZ	EZPRA	KOV	84.20	0	0	b)	
				ETSA	KOV	15.80				
VA TECH Holdings (Malaysia) Sdn Bhd	VATMY	Kuala Lumpur	MY	VATI	KOV	100.00	66[2)]	-3[2)]	b)	
VA TECH HYDRO Brasil Ltda.	VAMEC	Sao Paulo	BR	EEVG	KOV	99.99	-1,600	122	b)	
VA TECH India Pvt. Ltd.	VATINDIA	New Delhi	IN	VATI	KOV	100.00	182[2)]	86[2)]	b)	
VA TECH Industries S.E.A. PTE Ltd	VASEA	Singapore	SG	SEAMET	KOV	100.00	261[2)]	-10[2)]	b)	
VA TECH International (Pty) Ltd	VASA	Randburg	ZA	EEVG	KOV	100.00	110[2)]	-30[2)]	b)	
VA TECH International Argentina SA	VAARGE	Buenos Aires	AR	VATI	KOV	99.98	30[2)]	20[2)]	b)	
VA TECH International spol sro	VABRA	Bratislava	SK	VATI	KOV	100.00	-4[2)]	0[2)]	b)	
VA TECH Patente GmbH	VATPAG	Linz	AT	VA Tech AG	KOV	100.00	33[2)]	0[2)]	b)	
VA TECH Philippines Inc.	VATPHIL	Makati	PH	VATI	KOV	100.00	241[2)]	-2[2)]	b)	
VA TECH Polska Sp.z.o.o	VATPO	Warsaw	PL	VATI	KOV	99.00	14[2)]	10[2)]	b)	
				PART	KOV	1.00	[2)]	[2)]		
VA TECH SAT A/S	SATDK	Horsholm	DK	SATB	KOV	100.00	-842	-519	b)	
VA TECH SAT GmbH	SATG	Vienna	AT	HYDROA	KOV	50.00	224	45	b)	
				TAD	KOV	50.00				
VA TECH SAT Praha s.r.o.	SATPRAG	Prague	CZ	SATB	KOV	100.00	878	47	b)	
VA TECH SAT Sdn Bhd	SATMA	Sungay Buloh	MY	EEIM	KOV	43.00	1,737[2)]	302[2)]	b)	
				SATB	KOV	8.00	[2)]	[2)]		
VA TECH SAT Spólka z.o.o.	EPSAG	Cracow	PL	SATB	KOV	91.00	145	-10	b)	
				SAT	KOV	7.00				
VA TECH Transmisón y Distribución S.A. DE C.V.	ELMEX	Mexico City	MX	TAD	KOV	98.00	-275	149	b)	
VA TECH Transmission & Distribution Algerie	B_ALG	Algiers	AT	SEHV_SA	KOV	100.00	0	0	b)	
VA TECH TSN	TSN	St. Petersburg	RU	EEE	KOV	51.00	0	0	b)	
VA TECH Venezuela CA	VATEVENCA	Caracas	VE	VATI	KOV	100.00	788[2)]	-26[2)]	b)	
VA TECH WABAG Tunisie SARL	VWTUN	Tunis	TN	WABGER	KOV	100.00	2[2)]	-36[2)]	b)	
VA TECH WABAG Algerie SARL	VWALG	Algiers	DZ	WABGER	KOV	90.00	11[2)]	0[2)]	b)	
				WABAG	KOV	10.00	[2)]	[2)]		
VA TECH WABAG Belgium SA	WABBRU	Brussels	BE	WABAG	KOV	98.00	268[2)]	-255[2)]	b)	
				CTW	KOV	2.00	[2)]	[2)]		
VA TECH WABAG Brno spol.Sr.o.	VWBNO	Brno	CZ	WABGER	KOV	100.00	291[2)]	54[2)]	b)	
VA TECH WABAG Introtec Schwarza GmbH	INTROSCH	Rudolfsstadt	DE	WABGER	KOV	80.00	127[2)]	59[2)]	b)	
VA TECH WABAG Italia Srl	CTA	Rom	IT	WABAG	KOV	100.00	107	-369	b)	
VA Tech WABAG Mexico, S.A de C.V.	VWMEX	Mexico City	MX	WABAG	KOV	99.99	-89[2)]	85[2)]	b)	
				WABGER	KOV	0.01	[2)]	[2)]		
VA TECH WABAG SA Pty. Ltd	VWSA	Johannesburg	ZA	WABGER	KOV	100.00	-528[2)]	-777[2)]	b)	
VA TECH WABAG Tetra GmbH	TETRA	Ravensburg	DE	WABGER	KOV	100.00	24[2)]	-6[2)]	b)	
VA TECH WABAG Water Engineering (HK) Lt.d	VWHONG	Hong Kong	CN	WABADD	KOV	100.00	0	0	b)	
VAI (MALAYSIA) SDN BHD	VAI-MAL	Kuala Lumpur	MY	SEAMET	KOV	100.00	-48[2)]	7[2)]	b)	
VAI Automation Inc.	VAI MSD	Benton Harbor	US	AISG	KEA	100.00	1,293[2)]	630[2)]	b)	
VAI Engineering & Automation LTD	INDIA	Kalkata	IN	VAIG	KOV	100.00	-281[2)]	-191[2)]	b)	
VAI Impianti s.p.A.	VAIMG	Genoa	IT	VAIM	KOV	100.00	168[2)]	-71[2)]	b)	iL
VAI Polen Sp. z o.o.	VAIPA	Cracow	PL	VAIG	KOV	100.00	659[2)]	246[2)]	b)	
VAI PRAHA ENGINEERING spol. s r.o.	VAIPE	Prague	CZ	VAIG	KOV	100.00	433[2)]	575[2)]	b)	
VAI Seuthe GmbH	VAISEU	Hemer	DE	VAIG	KOV	100.00	-4,223[2)]	-698[2)]	b)	
VAI SIAS S.A.S.	SIAS	Guyancourt	FR	VAIG	KOV	100.00	2,500[2)]	0[2)]	b)	
VAI TECHNIKA GmbH	TECHNIKA	Schutterwald	DE	FUSTD	KOV	100.00	411[2)]	260[2)]	b)	
VAI Techonologia do Espirito Santo Ltda.	VAISANTO	Espirito Santo	BR	VAI-MS	KOV	99.00	0	0	b)	
VAICO Inc	VAICO	New York	US	VAIC	KOV	100.00	0[2)]	0[2)]	b)	
VAIS do Brasil Ltda.	VAISBR	Volta Redonda	BR	VAIG	KOV	100.00	211[2)]	197[2)]	b)	
VA-MIS Trading GmbH	VAMIS	Linz	AT	VAI	KOV	100.00	1,270[2)]	179[2)]	b)	
VATECO Limitada	VATECO	Bogota	CO	TAD	KOV	99.00	227	130	b)	
				EEVG	KOV	1.00				
VOEST-ALPINE Ankara Engineering and Contracting Lt	VAANK	Ankara	TR	VAIG	KOV	95.00	-304[2)]	-298[2)]	b)	
VOEST-ALPINE ENGINEERING spol. s.r.o.	VAIPE 2	Prague	CZ	VAIG	KOV	90.00	32[2)]	0[2)]	b)	
				ARCMET	KOV	10.00	[2)]	[2)]		
VOEST-ALPINE INDUSTRIAL SERVICES (UK) Limited	VAISUK	London	GB	VAIG	KOV	100.00	-128[2)]	-115[2)]	b)	iL
VOEST-ALPINE INDUSTRIAL-SERVICES SOUTH AFRICA (PTY) Ltd	VAISSA	Meyerton	ZA	VAIG	KOV	100.00	-220[2)]	197[2)]	b)	
VOEST-ALPINE Singapore PTE LTD	VASING	Singapore	SG	VATI	KOV	100.00	120[2)]	0[2)]	b)	

Name	Abbreviation	Registered office	Country	Parent company	Consolidation form	Perc. holding	Equity as at Dec. 31, 2003 in TEUR	Net result 2003 in TEUR	Reason for consol.	Note
Other companies										
Chesapeake Heavy Machine	CHM	Baltimore	US	VASTP	KEA	50.00	710	-24	d)	
Shape Technology Ltd.	Shape	Poole	GB	VAIUK	KEA	50.00	420[2]	228[2]	d)	
Steel Related Technology LLC.	SRT	Blytheville	US	VASTP	KEA	49.00	0	0	d)	
Advanced Information Systems S.A.	AIS	Anderlecht	BE	AISG	KOS	100.00	-1,428[2]	-1,024[2]	g)	
AIS Advanced Information Beteiligungen GmbH	AISG	Linz	AT	VAI	KOS	50.00	0	0	g)	
AIS Advanced Information Systems GmbH & Co	AIS Syst	Linz	AT	VAI	KOS	50.00	0	0	g)	
Alp Hydro SA	ALPHY	Chippis	CH	EWZK	KOS	49.00	611[2]	6[2]	g)	
Business Center Marchfeld Betriebs GmbH	BCM	Vienna	AT	EEE	KOS	25.00	0	0	g)	
Cesi SpA	CESI	Milan	IT	NMG	KOS	4.00	0	0	g)	
COELME International Co. Ltd.	COELMEInt	Patumthani	TH	COELME	KOS	40.00	406[1]	0[1]	g)	
DIATECH DEVELOPMENT LLC	Diatech	Pittsburgh	US	WABAGC	KOS	50.00	15[2]	0[2]	g)	
ec4ec GmbH	EC4EC	Dusseldorf	DE	VA Tech AG	KOS	20.00	2,153[2]	-10,884[2]	g)	
Electron Automation B.V.	ELECTRON	Breda	NL	SATB	KOS	40.00	1,807	514	g)	
EPE Reyrolle (Malaysia) Sdn. Bhd.	ERM	Kuala Lumpur	MY	EEIM	KOS	50.00	-83[1]	0[1]	g)	
FUCHS METMASCH	METMASCH	Cherepovets	RU	FUSTD	KOS	40.00	184[2]	-44[2]	g)	
IndustrieHansa Consulting & Engineering GmbH	IHE	Munich	DE	AISG	KOS	100.00	0	0	g)	
IndustrieHansa GmbH	IHGmbH	Munich	DE	AISG	KOS	100.00	0	0	g)	
Ing. Punzenberger COPA-DATA GmbH	COPADATA	Salzburg	AT	SAT	KOS	30.00	397	70	g)	
INGDESI de Venezuela C.A.	VIA-Ven	Puerto Ordaz	VE	VIA	KOS	100.00	205[2]	87[2]	g)	
INGDESI S.A.	VIA-Chile	Santiago de Chile	CL	VIA	KOS	100.00	-15[2]	-18[2]	g)	
INGDESI S.A. de C.V.	VIA-Mex	Nuevo Leon	MX	VIA	KOS	100.00	117[2]	110[2]	g)	
INGEDSI Corp.	VIA-USA	Delray Beach	US	VIA	KOS	100.00	-103[2]	23[2]	g)	
Intertube Projekt GmbH	Intertube	Dusseldorf	DE	VAI	KOS	37.00	0[2]	0[2]	g)	
IVM Industrieversicherungsmakler GmbH	IVM	Linz	AT	VA Tech AG	KOS	33.33	743[2]	296[2]	g)	
MCE Advanced Services GmbH & Co	MCE Serv	Linz	AT	AIS Syst	KOS	100.00	0	0	g)	
RegioZ Regional Zukunftsmanagement	RZS	Salzburg	AT	EEE	KOS	17.24	0	0	g)	
SAT Systémy automatizacnej techniky, spol sro	SATBRAT	Bratislava	SK	SATB	KOS	60.00	950	36	g)	
Schneider Electric High Voltage (Thailand) Ltd.	SEHV-THL	Bangkok	TH	TMH	KOS	29.94	192[2]	42[2]	g)	
Schneider Electric High Voltage Industry s.a.e	SEHVI	Cairo	EG	SEHV_EGYPT	KOS	99.50	9[1]	0[1]	g)	
S-Invest BeteiligungsgesmbH.	Sinvest	Vienna	AT	EEE	KOS	19.00	0	0	g)	
Studiengesellschaft für Entsorgung von Altfahrzeugen mbH	EVA	Stuttgart	DE	VAIG	KOS	50.00	146[2]	3[2]	g)	
The Hydro Equipment Association Limited	EQUIP	London	GB	EEVG	KOS	33.30	0[2]	0[2]	g)	
URALMASCH-VOEST Metallurgieanlagen Projektierungsges.m.b.H.	VAIUM	Linz	AT	VAI	KOS	50.00	63[3]	0[3]	g)	
VA TECH (Thailand) Limited	VATTHAI	Bangkok	TH	VATI	KOS	49.00	0	0	g)	
VA TECH ELIN EBG Motoren GmbH	EMG	Vienna	AT	EEE	KOS	19.90	0	0	g)	
VA TECH ELIN Reyrolle Ltc	VER	Hong Kong	CN	TAD	KOS	50.00	553	179	g)	
VA TECH International Private Ltd	VAINDIA	New Delhi	IN	VATI	KOS	40.00	2[2]	-50[2]	g)	
VA TECH Malaysia Sdn.	EEIM	Kuala Lumpur	MY	EEVG	KOS	30.00	122[2]	3[2]	g)	
VA TECH Power & Water Co., Ltd.	PWT	Bangkok	TH	TAD	KOS	49.00	169[2]	18[2]	g)	
VAI - INGDESI Automation S.L.	VIA	Bilbao	ES	VAI	KOS	39.00	160[2]	-57[2]	g)	
				VAIG	KOS	10.00	[2]	[2]		
VAI-INGDESI Automation Ltd.	VIABR	Belo Horizonte	BR	VAIG	KOS	51.00	68[2]	17[2]	g)	
VIA Argentina S.A.	VIA-Arg1	Buenos Aires	AR	VIA	KOS	100.00	0[2]	0[2]	g)	
VOEST-ALPINE MECHATRONICS GmbH	VATRON	Linz	AT	VAI	KOS	27.00	2,572[2]	958[2]	g)	
VOEST-ALPINE Technical Services (Nigeria) Ltd	VATSN	Warri	NG	VAIG	KOS	100.00	185[2]	6[2]	g)	iL
				VAIG	KOS	40.00	[2]	[2]		
Wellness & Spa Resort Bad Aussee Entwicklungs GmbH	WELL	Bad Aussee	AT	EEE	KOS	21.00	0	0	g)	
Windhoek Goreangab Operating Company (Pty) Ltd.	WGOC	Windhoek	ZA	VWSA	KOS	33.00	1[2]	-33[2]	g)	

Equity in fully consolidated companies is indicated in accordance with International Financial Reporting Standards (IFRS)
Figures of foreign companies have been converted to euro at the exchange rate on the balance sheet date.

Reason for consolidation	Notes	
a) Pursuant to IAS 27.12 - full consolidation (control)	iG	in foundation
b) Not consolidated - materiality	iK	in bankruptcy
c) Pursuant to IAS 27.13 - excluded for consolidation	iL	in liquidation
d) Pursuant to IAS 28 - associated company - equity method	iA	in composition
e) Pursuant to 31.32 - joint ventures - equity method	na	no significant activities
f) Pursuant to IAS 28.8/10 and 31.35 - excluded from use of equity method		
g) Pursuant to IAS 25.23 - investment		
Remarks	**Consolidation form**	
1) Figures as at Sept. 30, 2003	KVI	Full consolidation (domestic)
2) Figures as at Dec. 31, 2002	KVA	Full consolidation (foreign)
3) Figures as at Dec. 31, 2001	KOV	Affiliated companies exempt from consolidation
	KOS	Other companies exempt from consolidation
	KEA	Equity consolidation (foreign)
	KEI	Equity consolidation (domestic)

Facts and Figures

VA TECH Group

The following presentation is primarily intended for investors and financial analysts who are interested in the development and definition of VA TECH's key figures and ratios of the last 10 years for research purposes.

Since 1998, the VA TECH Group has been using the International Accounting Standards (IAS), which in some respects differ from the Austrian accounting regulations employed previously.

Key figures overview		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake	EUR m	4,336	4,125	4,551	3,894	3,570	3,036	3,204	3,239	2,563	2,340
Order backlog	EUR m	4,314	3,961	4,314	3,709	3,515	2,885	6,229	5,846	4,822	3,895
Sales	EUR m	3,923	3,872	3,999	3,985	3,447	3,216	2,792	2,437	1,896	2,027
EBITDA	EUR m	219	202	229	203	210					
EBITA	EUR m	153	129	146	125	140		–	–	–	–
EBIT	EUR m	101	83	83	93	130	83	–	–	–	–
EBT[1]/profit from ordinary activities[2]	EUR m	–19	–91	42	42	32	43	134	122	92	82
Profit/loss for the period	EUR m	–15	–93	32	30	–95	25	110	102	97	71
Cash earnings	EUR m	75	20	–10	46	95	99	162	160	125	150
Free cash flow	EUR m	185	101	–82	–262	–289	–323	–30	263	5	26
Investments in tangible and intangible assets	EUR m	51	71	89	126	112	105	73	73	48	43
Investments in shareholdings	EUR m	29	27	50	153	98	224	65	29	121	6
Product and process innovation (PPI)	EUR m	76	86	95	98	81	67	82	85	80	73
PPI/sales	%	1.9	2.2	2.4	2.5	2.4	2.1	2.9	3.5	4.2	3.6
Employees		17,478	17,725	18,847	21,341	21,711	17,364	17,924	16,616	15,462	
ROS	%	3.9	3.3	3.7	3.1	4.1	2.7	4.8	5.0	4.9	–
ROE	%	–3.4	–17.9	5.5	6.4	4.2	11.3	19.3	19.7	19.1	–
ROCE[3]	%	2.4	0.7	1.9	2.6	3.2	5.6	12.4	12.6	13.6	–
WACC	%	8.0	8.0	8.5	8.4	8.4	8.8	10.2	10.2	10.2	–
Average capital employed[3]	EUR m	1,551	1,760	1,929	1,911	1,650	1,406	1,098	990	962	–

[1] IAS since 1998
[2] HGB 1993–1997
[3] Change of definition in 2000 and 2002

Stock exchange data		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Share capital	EUR m	109	109	109	109	109	109	109	109	109	109
Number of shares	Mio.	15[1]	15	15	15	15	15	15	15	15	15
Free float	%	56.95	56.95	56.95	56.95	56.95	56.95	56.95	56.95	54.75	51.00
Dividend	EUR m	0[2]	0	7.5	18	18	36	35	33	30	26
Dividend per share	EUR	0	0	0.5	1.2	1.2	2.4	2.3	2.2	2.0	1.7
Dividend yield (year end)	%	–	–	2.0	3.8	1.8	3.2	1.7	1.8	2.2	2.2
Share price (year end)	EUR	25.6	15.5	25	32	66	74	139	123	93	80
Market capitalisation (year end)	EUR m	384	229	370	480	983	1,108	2,091	1,852	1,395	1,197
Total turnover, Vienna Stock Exchange	EUR m	615	397	610	923	1,729	2,554	2,537	1,885	2,528	858
ATX weighting (year end)	%	1.8	1.6	3.1	2.2	4.4	5.5	10.2	11.6	11.0	11.0
Equity per share	EUR	32	34	42	40	40	50	39	36	33	35
P/E-price/earnings ratio (year end)		–	–	11.4	13.3	36.7	13.5	20.0	20.2	16.2	16.6
Market capitalisation/sales	%	10	6	9	12	29	34				
Market capitalisation/equity	%	81	45	59	81	163	148				
Enterprise value	EUR	519	497	838	693	1,035	696				
EPS-earnings per share	EUR	–1.0	–6.3	2.2	2.1	1.8	5.4	7.0	6.1	5.7	4.8

[1] As at December 31, 2003, the number of shares outstanding amounts to 14.98 m.
[2] Proposal to the AGM

Balance sheet

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Fixed assets	EUR m	847	981	1,092	1,214	1,066	816	531	495	486	467
Tangible assets	EUR m	393	451	520	474	425	324	272	249	226	231
Current assets	EUR m	2,736	2,666	3,041	2,726	3,046	2,777	2,768	2,598	2,236	2,103
Goodwill	EUR m	341	378	420	469	350	47	–	–	–	–
Equity (incl. minority interests)	EUR m	477	505	632	596	603	749	588	545	489	530
Liabilities	EUR m	3,106	3,142	3,501	3,344	3,509	2,843	2,719	2,554	2,259	2,052
Current liabilities	EUR m	2,307	2,202	2,401	2,272	2,413	2,137	–	–	–	–
Non-current liabilities	EUR m	799	940	1,100	1,072	1,096	706	–	–	–	–
Balance sheet total	EUR m	3,583	3,647	4,133	3,940	4,112	3,592	3,307	3,099	2,748	2,582
Asset cover	%	56	51	58	49	50	92	111	110	100	113
Tangible asset intensity	%	11	12	13	12	10	9	8	8	8	9
Equity ratio	%	13	14	15	15	15	21	18	18	18	21
Working capital [1]	EUR m	–335	–249	–119	–403	–556	–648	–	–	–	–
Gross liquidity	EUR m	824	822	953	913	1,397	1,399	1,561	1,549	1,303	1,361
Interest-bearing debt capital	EUR m	586	739	974	766	963	457	374	307	338	223
Net liquidity	EUR m	238	83	–21	147	434	942	1,187	1,242	965	1,138
Gearing	%	–50	–16	3	–25	–72	–126	–202	–228	–197	–215
Interest coverage	%	11	4	70							

[1] *New definition since 2000*

Profit and loss statement [2]

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Sales	EUR m	3,923	3,872	3,999	3,985	3,447	3,216	2,792	2,437	1,896	2,027
Expenses for materials and services received	EUR m				–2,151	–1,790	–1,801	–1,825	–1,482	–1,103	–930
Gross profit	EUR m	669	671	680							
EBITA	EUR m	153	129	146	125	140					
EBIT	EUR m	101	83	83	93	130	83	–	–	–	–
Financial result	EUR m	–120	–174	–41	–51	–98	–40	110	93	80	68
EBT/EGT [3]	EUR m	–19	–91	42	42	32	43	134	121	92	82
Extraordinary result	EUR m	–	–	–	–6	–	–	–17	0	10	–6
Taxes	EUR m	–3	–14	–36	–9	–8	42	–7	–19	–5	–5
Result from discontinuing operations	EUR m	–	–	–	–	–122	–57	–	–	–	–
Minority interests	EUR m	7	12	26	4	3	–3	–	–	–	–
Profit/loss for the period	EUR m	–15	–93	32	30	–95	25	110	102	97	71
Sales per employee	TEUR	222	211	205	180	167	182	155	146	121	140
Gross profit per employee	TEUR	38	36	35							
Personnel expenses in % of sales [4]	%	24	25	27	29	29	27	28	31	34	35
Expenses for materials and services received in % of sales [4]	%	62	58	58	55	53	55	57	54	49	47

[2] Cost of sales method since 2001
[3] Profit from ordinary activities (before 1998)
[4] Sales plus changes in inventory up to 2000

Cash flow statement

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Cash earnings	EUR m	75	20	–10	46	95	99	162	160	125	150
Cash flow from operating activities	EUR m	159	97	–202	–153	–48	–70	95	321	125	77
Cash flow from investing activities	EUR m	26	4	120	–109	–241	–253	–125	–58	–120	–51
Free cash flow	EUR m	185	101	–82	–262	–289	–323	–30	263	5	26

Metallurgy

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake	EUR m	1,152	1,050	1,004	1,080	982	891	920	1,106	693	646
Order backlog	EUR m	1,123	954	1,120	1,196	1,153	990	2,425	2,142	1,647	1,417
Sales	EUR m	976	1,024	1,114	1,055	858	1,247	631	666	409	445
EBITA	EUR m	65	16	–72	–26	50	–	–	–	–	–
EBIT	EUR m	55	6	–111	–36	50	87	–	–	–	–
Cash earnings	EUR m	21	–32	–96	–31	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	7	13	18	19	13	15	14	23	8	–
Investments in shareholdings	EUR m	16	17	31	17	61	4	1	12	1	–
Product and process innovation	EUR m	15	27	32	40	32	28	35	39	36	29
Employees		3,430	3,364	4,012	4,136	4,322	3,239	3,141	3,032	2,056	–
ROS	%	6.6	1.6	–6.4	–2.5	5.9	7.0	9.2	7.0	9.5	6.4
ROCE[1]	%	3.8	–1.6	–10.4	–4.5	3.2	11.8	16.5	12.9	17.2	–
WACC	%	8.0	8.0	8.5	8.5	8.4	8.8	10.4	10.4	10.4	–
Average capital employed[1]	EUR m	538	560	666	690	680	654	413	335	299	–

Power Generation

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake	EUR m	1,049	1,011	1,059	637	542	–	–	–	–	–
Order backlog	EUR m	1,562	1,397	1,444	978	827	–	–	–	–	–
Sales	EUR m	919	758	671	738	436	–	–	–	–	–
EBITA	EUR m	64	62	44	38	30	–	–	–	–	–
EBIT	EUR m	58	56	38	33	30	–	–	–	–	–
Cash earnings	EUR m	47	27	33	21	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	8	11	15	12	21	–	–	–	–	–
Investments in shareholdings	EUR m	3	0	6	130	6	–	–	–	–	–
Product and process innovation	EUR m	16	15	15	14	10	–	–	–	–	–
Employees		3,013	3,098	3,151	2,955	1,651	–	–	–	–	–
ROS	%	6.9	8.1	6.5	5.1	6.9	–	–	–	–	–
ROCE[1]	%	10.0	8.5	7.3	5.6	–	–	–	–	–	–
WACC	%	8.0	8.0	8.5	8.5	–	–	–	–	–	–
Average capital employed[1]	EUR m	292	288	286	266	–	–	–	–	–	–

[1] Change of definition in 2000 and 2002

Transmission and Distribution

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake	EUR m	1,186	1,208	1,350	661	724	–	–	–	–	–
Order backlog	EUR m	866	930	1,082	589	663	–	–	–	–	–
Sales	EUR m	1,206	1,258	1,197	752	729	–	–	–	–	–
EBITA	EUR m	35	60	64	51	44	–	–	–	–	–
EBIT	EUR m	16	50	50	38	37	–	–	–	–	–
Cash earnings	EUR m	25	46	18	27	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	21	31	34	55	59	–	–	–	–	–
Investments in shareholdings	EUR m	4	3	1	1	3	–	–	–	–	–
Product and process innovation	EUR m	31	31	34	24	23	–	–	–	–	–
Employees		6,249	6,541	6,691	4,367	5,299	–	–	–	–	–
ROS	%	2.9	4.8	5.3	6.8	6.0	–	–	–	–	–
ROCE[1]	%	1.9	5.7	6.2	3.2	–	–	–	–	–	–
WACC	%	8.0	8.0	8.5	8.5	–	–	–	–	–	–
Average capital employed[1]	EUR m	643	640	600	443	–	–	–	–	–	–

Infrastructure [2]

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake	EUR m	808	742	607	1,339	1,239	1,334	929	1,002	826	661
Order backlog	EUR m	570	504	330	691	674	736	781	809	669	504
Sales	EUR m	722	639	568	1,307	1,311	1,269	972	849	810	711
EBITA	EUR m	34	34	27	59	56	–	–	–	–	–
EBIT	EUR m	29	32	26	57	54	–11	–	–	–	–
Cash earnings	EUR m	42	16	29	18	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	16	10	11	35	36	55	21	18	19	–
Investments in shareholdings	EUR m	3	6	5	4	12	16	45	2	27	–
Product and process innovation	EUR m	9	9	9	15	13	12	11	9	13	18
Employees		3,795	3,571	3,560	8,871	9,500	10,065	8,597	8,203	8,042	–
ROS	%	4.7	5.4	4.8	4.5	4.3	–0.7	3.0	4.4	1.1	2.3
ROCE[1]	%	9,0	6.0	9.6	–	10.1	–1.4	5.8	13.0	9.3	–
WACC	%	8.0	8.0	8.5	–	8.4	8.8	10.4	10.4	10.4	–
Average capital employed [1]	EUR m	212	228	204	–	437	455	354	333	323	–

Water Systems

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake	EUR m	251	225	335	325	249	–	–	–	–	–
Order backlog	EUR m	320	298	369	368	330	–	–	–	–	–
Sales	EUR m	205	275	317	317	253	–	–	–	–	–
EBITA	EUR m	–30	–37	10	12	–12	–	–	–	–	–
EBIT	EUR m	–42	–55	9	12	–14	–	–	–	–	–
Cash earnings	EUR m	–41	–47	4	8	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	1	1	1	3	4	–	–	–	–	–
Investments in shareholdings	EUR m	0	0	0	2	22	–	–	–	–	–
Product and process innovation	EUR m	4	4	4	4	3	–	–	–	–	–
Employees		694	788	827	835	776	–	–	–	–	–
ROS	%	–14.8	–13.5	3.0	3.8	–4.9	–	–	–	–	–
ROCE[1]	%	–41.5	–51.9	3.5	3.8	–21.7	–	–	–	–	–
WACC	%	8.0	8.0	8.5	8.5	8.4	–	–	–	–	–
Average capital employed[1]	EUR m	77	70	80	124	90	–	–	–	–	–

[1] Change of definition in 2000 and 2002

[2] VA TECH ELIN EBG in 2001; VA TECH ELIN EBG and ai informatics since 2002

Structural analyses

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order intake by division	EUR m	4,336	4,125	4,551	3,894	3,570	3,036	3,204	3,239	2,563	2,340
Metallurgy	%	27	25	22	28	27	29	29	34	27	25
Power Generation	%	24	25	23	16	15	–	–	–	–	–
Transmission and Distribution	%	27	29	30	17	20	–	–	–	–	–
Infrastructure [1]	%	19	18	13	34	35	44	29	31	32	30
Water Systems	%	6	5	8	8	7	–	–	–	–	–
Group services and consolidation	%	–3	–2	4	–3	–4	–	–	–	–	–
Order intake by region											
Europe	%	65	63	55	67	62	71	55	61	62	62
North America	%	7	9	15	17	13	9	5	3	4	–
South America	%	2	2	6	2	8	8	1	1	3	–
Asia/Pacific	%	15	18	14	8	12	6	22	11	27	22
Near/Middle East, Africa	%	11	8	10	6	5	6	17	24	4	11
Order intake Metallurgy by region	EUR m	1,152	1,050	1,004	1,080	982	891	920	1,106	693	646
Europe	%	50	54	38	56	33	40	22	23	24	–
North America	%	9	9	10	22	24	20	14	7	11	–
South America	%	4	2	8	5	27	20	1	1	5	–
Asia/Pacific	%	30	29	37	10	7	11	16	4	53	–
Near/Middle East, Africa	%	7	6	7	7	9	9	47	65	7	–
Order intake Power Generation by region	EUR m	1,049	1,011	1,059	637	542	–	–	–	–	–
Europe	%	84	64	58	43	42	–	–	–	–	–
North America	%	3	6	27	37	14	–	–	–	–	–
South America	%	1	1	3	2	2	–	–	–	–	–
Asia/Pacific	%	7	25	4	9	38	–	–	–	–	–
Near/Middle East, Africa	%	5	4	8	9	4	–	–	–	–	–
Order intake Transmission and Distribution by region	EUR m	1,186	1,208	1,350	661	724	–	–	–	–	–
Europe	%	47	49	37	55	57	–	–	–	–	–
North America	%	14	19	22	25	22	–	–	–	–	–
South America	%	3	5	12	2	0	–	–	–	–	–
Asia/Pacific	%	13	9	10	12	14	–	–	–	–	–
Near/Middle East, Africa	%	23	18	19	6	7	–	–	–	–	–
Order intake Infrastructure [1] by region	EUR m	808	742	607	1,339	1,239	1,334	929	1,002	826	661
Europe	%	98	99	98	96	95	93	94	93	96	–
North America	%	0	0	0	1	0	0	1	0	0	–
South America	%	0	0	0	0	1	2	1	0	0	–
Asia/Pacific	%	1	0	1	2	2	3	3	5	2	–
Near/Middle East, Africa	%	1	1	1	1	2	2	1	2	2	–
Order intake Water Systems by region	EUR m	251	225	335	325	249	–	–	–	–	–
Europe	%	44	65	57	61	83	–	–	–	–	–
North America	%	0	0	2	0	0	–	–	–	–	–
South America	%	0	1	0	0	1	–	–	–	–	–
Asia/Pacific	%	30	25	24	17	9	–	–	–	–	–
Near/Middle East, Africa	%	26	9	17	22	7	–	–	–	–	–

[1] VA TECH ELIN EBG in 2001; VA TECH ELIN EBG and ai informatics since 2002

Structural analyses

		IAS 2003	IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994
Order backlog by division	EUR m	4,314	3,961	4,314	3,709	3,515	2,885	6,229	5,846	4,822	3,895
Metallurgy	%	26	24	26	32	33	34	39	37	34	36
Power Generation	%	36	35	33	26	24	–	–	–	–	–
Transmission and Distribution	%	20	23	25	16	19	–	–	–	–	–
Infrastructure [1]	%	13	13	8	19	19	26	13	14	14	13
Water Systems	%	8	8	9	10	9	–	–	–	–	–
Group services and consolidation	%	–3	–3	–1	–3	–4	–	–	–	–	–
Sales by division	EUR m	3,923	3,872	3,999	3,985	3,447	3,216	2,792	2,437	1,896	2,027
Metallurgy	%	25	26	28	26	25	39	23	27	21	22
Power Generation	%	23	20	17	19	13	–	–	–	–	–
Transmission and Distribution	%	31	32	30	19	21	–	–	–	–	–
Infrastructure [1]	%	18	17	14	33	38	39	35	35	43	35
Water Systems	%	5	7	8	8	7	–	–	–	–	–
Group services and consolidation	%	–2	–2	3	–5	–4	–	–	–	–	–
Sales by region											
Europe	%	63	58	56	65	65	55	69	73	75	67
North America	%	10	13	15	15	9	6	5	7	5	–
South America	%	3	6	8	4	3	5	1	1	1	–
Asia/Pacific	%	14	14	11	9	11	13	17	9	10	15
Near/Middle East, Africa	%	10	9	10	7	12	21	8	10	9	12
Employees by division		17,478	17,725	18,847	21,341	21,711	17,364	17,924	16,616	15,462	–
Metallurgy	%	20	19	21	19	20	19	18	18	13	–
Power Generation	%	17	18	17	14	8	–	–	–		–
Transmission and Distribution	%	36	37	36	20	24	–	–	–	–	–
Infrastructure [1]	%	22	20	19	42	44	58	48	49	52	–
Water Systems	%	4	4	4	4	4	–	–	–	–	–
Group services and consolidation	%	1	2	3	1	0	–	–	–	–	–

[1] VA TECH ELIN EBG in 2001; VA TECH ELIN EBG and ai informatics since 2002

Technical Glossary

Metallurgy

Sinter plants
In a sinter plant, a mixture of ore fines, coke dust and additives such as limestone and slaked lime is ignited on a conveyor and baked into a conglomerate (sinter). This is then used directly in the blast furnace.

Blast furnaces
The materials used in the blast furnace process consist of iron ore, sinter, pellets, coke and additives. The iron oxides contained in the ore, sinter and pellets are reduced and melted into liquid hot metal. Tapping takes place at approx. 1,500° C in liquid form.

COREX® process
COREX® is a process for the production of liquid hot metal in blast furnace quality, which does not employ coke or sinter, but coal, lump ore and/or pellets.

LD process
LD (Linz/Donawitz) is a steelmaking process, which involves the blowing of oxygen onto the liquid hot metal contained in a converter (metal vessel). As a result of the subsequent physical-chemical reactions, the hot metal is transformed in steel.

Electric steelmaking
In electric arc furnaces (approx. 30% of global steel production) the heat required for steel making is generated with the aid of an electric arc. Three graphite electrodes conduct the electrical current and form the arc for the metallic charge. Temperatures of up to 3,500°C are created. The high temperatures facilitate the melting of every steel grade irrespective of the charge (scrap, sponge iron, hot metal or any related mixture).

Continuous casting
Liquid steel from a converter or EAF is cast in a water-cooled mould. The partially solidified steel is then drawn through the casting arc and sprayed with water until solidification is complete. After cooling, the strand is divided into slabs or billets using flame cutters. Slabs are input material for flat products rolling mills (e.g. sheets for the automotive industry), billets are processed in long products rolling mils into e.g. sections or bars.

Rolling mills
A rolling mill contains all the machinery required for the production of rolled products. A differentiation is made between hot rolling mills, in which plastic forming occurs at temperatures of 700-1,000°C, and cold rolling mills, in which materials are formed in a cold condition and subjected to a change in their mechanical characteristics.

Strip coating plants
Only a few steel grades are resistant to weather and corrosion without additional protection. Therefore, coatings are employed in order to safeguard steel against corrosion and to provide it with a special visual appearance. There are metallic coatings (sprays, platings, hot dip, electrolytic) and non-metallic coatings (organic, anorganic, plastic, paints, varnishes).

Thin strip casting (EUROSTRIP®)
This is a process for the production of strip direct from liquid steel without the intermediate use of a rolling mill. The technology involves the casting of liquid steel between two rotating water cooled rolls and its immediate solidification into strip. The liquid steel is transformed into hot strip (down to 2 mm thickness) in seconds.

Power Generation

Hydro power plants
Hydro power plants utilise the flow of water in a river for ongoing power generation. They are characterised by the use of large volumes of water at relatively small fall heights (10–50 m). Hydro power plants secure the basic load in electricity networks and are frequently equipped with Kaplan turbines or bulb turbines.

Storage power plants
These are hydro power plants that store the water available and then convert it into energy at times of peak electricity demand. Storage power plants are characterised by relatively small water volumes and larger fall heights (50–1800 m) and as a rule, are fitted with Francis or Pelton turbines.

Pumped storage power plants
These differ from storage power plants due to their mechanical systems. Pumped storage power plants are equipped with storage pumps or reversible pump turbines. During periods of low electricity demand, water is pumped into a reservoir, to form a reserve for the generation of electrical energy at times of peak demand.

Combined cycle power plants
This is the latest type of thermal power station in which extremely high efficiency levels are achieved through a combination of a gas turbine and a downstream steam circuit. The steam can either be used for electricity generation, as industrial process steam, or district heating.

Kaplan turbine
This turbine was designed by the Austrian Victor Kaplan and is primarily employed in hydro power plants on rivers (fall heights 10–50 m, large volumes of water). The Kaplan turbine is characterised by the fact that not only the guide vanes, but also the turbine blades are adjustable and can therefore be matched precisely to the available flow of water.

Francis turbine
This turbine has the widest range of applications and can be used for fall heights of 40–800 m. The Francis turbine is a simply regulated turbine and the runner blades (11–19) cannot be adjusted. The largest Francis turbines have an output of 750 MW.

Pelton turbine
This hydraulic turbine is designed for large fall heights (200–1800 m). The Pelton turbine is characterised by one or several water streams, which hit special buckets (approx. 20). This transforms the kinetic energy contained in the water streams into the mechanical energy of the runner.

Hydromatrix®
Hydromatrix® consists of a large number of compact generator sets with an output of approximately 500 kW, which are contained in a frame in the shape of a matrix. This design is especially suitable for retrofitting in existing structures such as locks, weirs and irrigation dams. The number of units and hence the form of the matrix are closely related to the structural characteristics of the planned plant.

ECO-Bulb™
ECO-BulbTM is a newly design COMPACT bulb turbine for use in small run-of-river power plants. It is characterised by a new, low-cost synchronised generator with direct drive. The gearings and standard auxiliary systems frequently required for small turbines are no longer needed. The turbine is available in a range from 200 kW – 5 MW.

STRAFLOMATRIX™
This is a further development of HYDROMATRIX® and represents a new and innovative concept with synchronised Straflo generators. Condenser batteries are no longer required and the protection system has been simplified. All the advantages of HYDROMATRIX® have been retained.

Hydro power generators
These are electrical generators, which are suitable for low speeds, and powered by a turbine. They are characterised by large diameters of up to 10 m and short lengths of up to 2 m.

Turbo generators
These are electrical generators, which are suitable for high speeds, and are powered by a gas or steam turbine. They are characterised by small diameters of up to 1.8 m and lengths of 3–4 m. The generators are either air- or hydrogen-cooled.

Renewable energy
Hydro power, biomass, wind and tidal power, geothermal and solar energy, etc. The range of renewable energy sources, i.e. fuels continually provided by nature, would appear to be virtually unlimited. 20% of global electricity generation derives from renewable energy sources (Thereof approximately hydro power and the rest from "new renewables").

Neptun
An integrated, overall system for power plant automation on the basis of an international standard for the control and remote surveillance of hydro power plants.

Transmission and Distribution

Liberalisation
In liberalised energy markets power, generation, power transmission and power distribution are separated (unbundled) thus creating competitive forces amongst the power generators with a resultant drop in prices for electric power. In a liberalised energy market each consumer has the right to select his provider of electric power.

Power transmission network
The power transmission network transports the electric power from the generator to the distribution network. In order to transport electric power efficiently between the generator and the distribution network in general the power transmission network is operated at voltages between 110/220 and 500 kiloVolts (kV) as the transmission losses at these voltage levels are relatively low. These networks are also referred to as high-voltage grids.

Distribution network
A distribution network is required in order to supply the end customer with electric power. The distribution network is generally operated at voltages between 380V and 110kV. Networks below 1000 Volts are classified as low voltage, medium voltage ranges from 1000 Volts and 110 kVolts.

Substation
A substation connects the various parts of a network which are operated at different voltage levels.
The core component of a substation is the transformer, which converts the operating voltage from one voltage level to another.
Circuit breakers, disconnectors and instrument transformers are other key components in a substation.

Transformer
Electric power is produced in a generating plant at a relatively low voltage, which would not allow the efficient transmission of the produced power. A transformer increases this voltage to a level which is directly proportional to the distance over which the electric power is to be transported.
A transformer is based on the principle that the voltage in one winding of the transformer induces a voltage in a second winding of the transformer. The voltage is directly proportional to the number of turns of the winding.
In high-voltage applications, power transformers of up to 1300 MVA and 765kV are used.

Circuit breaker
A circuit breaker is a switching device with which parts of the transmission or distribution network can be separated from the power supply. In the event of a fault the circuit breaker protects the systems against overload conditions or short circuits as the circuit breaker opens automatically and thus separates the affected part from the power supply.

Air insulated switchgear
The parts of the switchgear under high voltage potential are separated from each other and from earth potential by appropriate distances in the ambient air which prevents a flashover.
Depending on the voltage level at which the switchgear is operated the distances are considerable which is reflected in the physical size of the switchgear.

Indoor switchgear (GIS)
Instead of utilising air as an insulating medium, sulphurhexafluoride gas (SF6) is employed, which drastically reduces the distances between parts at high voltage.
A GIS is a encapsulated type of switchgear in which the overall dimensions are considerably more compact than those of an air-insulated switchgear installation.

Instrument transformers
The high current and voltage levels at which transmission and distribution systems operate are stepped down in instrument transformers for measuring purposes to levels that can be processed by indicating instruments and protection systems.

Phase shifting transformers
Phase shifting transformers allow the operator of a transmission system to better control the flow of active/reactive power thus increasing the transmission efficiency.

Power compensation
In order to increase the capacity of transmission networks and to the reduce voltage fluctuations caused by load changes, power compensation is provided by means of reactors (reactances) and capacitors. The reactors and capacitors are controlled by power electronic devices, which ensure rapid and precise adjustment of the compensation.

Substation automation
Substation automation employs digital control and monitoring technology, which allows the operators of transmission networks and substations to meet the increased requirements with regard to improved availability of power flows, adaptation of networks and the reduction of operating costs.

Network management systems
Network management systems deal with the operation and control of electrical high voltage and medium-voltage grids, usually from a central control room. Relevant electrical parameters are displayed for the operator on monitors or video walls. Data from the geographically distributed electrical process are communicated by means of remote terminal stations to the central control room. Network management systems offer safe, economic and reliable operation. Additional benefits can be gained through direct data exchange with existing IT systems.

Infrastructure

eBEME
This stands for the electronic registration of a requirement and allows the consumer to place orders directly with the supplier. Electronic catalogues are developed with suppliers and contracts agreed in advance, which regulate prices, rebates, delivery capability, transport, invoicing, etc.

ePROCUREMENT
This involves the electronic sourcing of goods via the internet or EDI links. Automatic orders are passed directly to the suppliers via an approval process, the invoices then being sent straight to the accounts department. Auditing also takes place automatically, making internal procedural tracing unnecessary.

Plant contracting
This is understood as incorporating all forms of contracting during which plants are installed with the purpose of raising energy efficiency levels. Refinancing tales place via the subsequent savings. The contractual period is individually established in accordance with the viability of the project.

Safety Certificate Contractors (SCC)
The SCC system was developed to enhance safety, health and environment standards, in particular, with regard to branches with high levels of safety awareness. It is aimed at providing continuous improvements in safety performance with a special focus on accident reduction.

Life cycle partnership
This involves holistic, forward-looking customer support for sustained value creation. Services are provided through the complete plant life cycle from technology development, engineering, operations and maintenance, to modern automation and services.

Facility management
A holistic approach to property management. The philosophy of a closed and homogeneous cycle is pursued within the framework of technical infrastructure and commercial building management. This approach extends from the provision of consultative services, comprehensive planning and construction activities, to operational and optimisation tasks. The objective is a sustained reduction in property life cycle costs.

Water Systems

Water recycling
Water is the basis of both life and industrial production. Three-quarters of the Earth are covered by water, but only about 3% of these reserves consist of drinking water. Therefore, wastewater treatment and recycling, as well drinking water treatment are increasing in global importance.

Operations
Efficient and cost-conscious operational management guarantees economic advantages for our customers. Operational management extends from service contracts and the operation of existing plants, to models for design, installation and operation.

Sewage sludge drying with "direct feed"
Sewage sludge drying in a fluidised bed takes place using an upward directed gas flow in which the granular material is suspended and dried. In direct feed systems, the sewage sludge is fed directly into the dryer and then dried and granulated in the fluidised bed.

Process water
A secure supply of water in the appropriate quality forms the basis of every industrial activity and constitutes almost 90% of the water consumed by humankind. The spectrum ranges from cooling water in power stations to high-purity water for the pharmaceutical industry.

Wastewater cleaning
Biofiltration is employed as an alternative to conventional sewage plant technology due to its low space requirement. Anaerobic technology is also available for the treatment of heavily polluted water, transforming the biological impurities into biogas. Membrane bio-reactors, comprised of a combination of biological and membrane technology, are used where this is required by the discharge tolerances.

Business Glossary

Asset cover
Gives the equity figure (incl. minority interests) as a percentage of fixed assets.

Tangible asset intensity
Gives tangible assets as a percentage of the balance sheet total.

Cash earnings
Earnings before taxes
± Losses/profits from the sale of fixed assets
± Depreciation/appreciation of fixed assets
± Increase/decrease in long-term provisions
± Taxes paid
= Cash earnings

Dividend yield
Shows the dividend of the respective year in relation to the year-end share price.

EBIT (Earnings before Interest and Taxes)
Corresponds with the operating result before the deduction of financial result and taxes, including the interest from the balance of advance payments received minus advance and partial payments made which is added to sales.

EBITA (Earnings before Interest, Taxes and Amortisation)
Earnings before interest, taxes and goodwill amortisation.

EBT (Earnings before taxes)
The pre-tax result (largely corresponds with the item "Profit from ordinary activities" contained in the Austrian accounting regulations (HGB) employed prior to 1998).

Earnings per share
This figure is calculated on the basis of the profit/loss for the period divided by the average number of shares. In accordance with IAS, the result from discontinuing operations can be added to the net result of the calculation of the result per share. Analogously, in the years in which the HGB was employed, an ÖVFA (Austrian Association of Financial Analysts and Investment Advisors) directive was used under which the earnings per share were calculated on the basis of the Group net result, less minority interests and extraordinary results.

Employees
All employees in a contractual relationship with a VA TECH company within the scope of consolidation (excluding apprentices, leasing personnel, but including temporary absentees, e.g. persons on maternity leave, military conscripts, etc.).

Enterprise Value
+ Market capitalisation
+ Interest bearing debt capital
+ Advance payments received
− Gross liquidity
− Advance payments made
= Enterprise Value

Equity ratio
Gives equity (incl. minority interests) as a percentage of the balance sheet total.

Financial result
Mainly comprises the consolidated interest and investment results. From 1998 onwards, the values are only partially comparable, as, in accordance with the IAS, the interest from the balance of advance payments received minus advance and partial payments made is added to sales.

Free cash flow
This shows the cash generation, including the change in working capital and investments in tangible/intangible assets and shareholdings.
Cash earnings
+ Change in working capital
= Cash flow from operating activities
+ Cash flow from investing activities
= Free cash flow

Gearing
Corresponds with the ratio of net liquidity to equity (incl. minority interests).

Goodwill
Under the Austrian Accounting standards, goodwill from acquisitions is netted against equity, under the IAS, it is capitalised.

Interest coverage
Corresponds with the ratio of EBITDA (less net interest from advance payments received/paid) to interest result adjusted.

Liquidity
Cash and cash equivalents
+ Other interest bearing receivables
+ Fixed asset securities
= Gross liquidity
− Interest bearing liabilities
Liabilities to banks,
other liabilities (interest bearing)
= Net liquidity

Minority interests
Share of result due to minority shareholders. Should the value be positive, any losses from a jointly owned company will be credited on a pro rata basis.

Order backlog
The backlog at the beginning of the period under review, plus the new order intake and minus the orders reported as sales. The order backlog reported according to IAS is lower than that under the HGB due to the different accounting method. According to the IAS, orders are accounted for in accordance with the progress of the work (percentage of completion). Under the HGB, orders are first cleared following their conclusion (final completion method). Therefore, orders under completion are reported entirely as order backlog.

Order intake
All orders which were legally concluded during the respective period under review and have also come into effect.
The IAS evaluation is basically similar to the Austrian accounting regulations (HGB).

Price/earnings ratio
The year-end share price in ratio to the earnings per share.

Product and process innovation
Comprises all innovation expenses from basic research and development up to the market launch of new products, processes and plants.

Profit/loss for the period
Corresponds with the net Group result and under the IAS contains minority interests.

Result from discontinuing operations
Income and expenses from operations and partial operations, which due to closure or sale are no longer part of the Group.

ROCE (Return on Capital Employed)
(change of definition in 2000 and 2002)
Measures business profitability in relation to the capital employed during the respective financial year.

$$ROCE = \frac{\text{Net operating profit after taxes}}{\text{Average capital employed}}$$

Net operating profit after taxes (NOPAT)
(change of definition in 2000 and 2002)

EBITA
− Net interest from advance payments received/paid
+ Interest income from liquidity
+ Investment result
∓ Result from one-time effects
− Taxes
= Net operating profit after taxes

Average Capital Employed
(change of definition in 2000 and 2002)

+ Tangible Assets
+ Intangible Assets
+ Financial Assets
+ Goodwill before adjusted amortisation
+ Working Capital
+ Liquidity
+ Accumulated one-time effects
= Capital employed

ROE (Return on Equity)
Measures the profitability of a company in ratio to average equity.
ROE = Net profit (before result from discontinuing operations) x 100 / Average equity.

ROS (Return on Sales)
Shows the operative profitability of a company
ROS = EBITA x 100 / Sales

Sales
In accordance with the percentage of completion method, under the IAS order clearing takes place in line with the respective degree of completion. Under the HGB, sales contained the orders cleared during the period under review (final completion method).
From 1998, interest was calculated from the balance of advance payments received minus the advance and partial payments made (calculated rate of interest of 4% in 2003).

WACC (Weighted Average Cost of Capital)
The WACC is a numerical benchmark for the weighted costs of the capital employed in a company.
For 2003, the weighted average cost of capital of the VA TECH Group is 8.0%.

Working Capital
This shows the balance of assets and liability items outside the investment and financing area, which can be managed by operative measures.

Inventories
+ Advance payments made
+ Trade accounts receivable
+ Other non-interest bearing assets
− Trade accounts payable
− Advance payments received
− Other provisions
− Other non-interest bearing liabilities
= Working Capital



Risk premium for shares¹
4.5%
x
Business risk premium
10.9%
Beta-factor Group²
2.43
+
Cost of equity
16.1%
x
Equity/ Total capital³
27%
=
Weighted cost of equity
4.3%
Risk free interest rate
5.2%
+
WACC
8.0%
Cost of debt capital
7.3%
+
Cost of debt capital after taxes
5.1%
x
Debt/ Total capital³
73%
=
Weighted cost of debt
3.7%
After tax quota – flat rate
(1−30%)

[1] Risk premium for shares: percentage bonus for higher anticipated share yields as opposed to interest bearing securities.
[2] Beta factor: a benchmark figure for the specific business risk.
[3] Weighted capital costs, which derive from the ratio of equity at market value, as well as of interest bearing debt capital to total capital.

Addresses

VA Technologie AG
Lunzerstrasse 64
A-4031 Linz

Penzingerstrasse 76
A-1140 Vienna

Contact:
Communications and Investor Relations:
Wolfgang Schwaiger
Harald Hagenauer
Gabriele Stimpfl
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6986-3416
E-mail: contact@vatech.at
www.vatech.at

Human Resources Development:
Tel.: (+43/732) 6980-4801
Fax: (+43/732) 6986-5696
E-mail: personal@vatech.at

Mergers and Acquisitions:
Tel.: (+43/732) 89118-4180
Fax: (+43/732) 89100-4103
E-mail: m&a@vatech.at

VA TECH-Securities Identification Numbers
ISIN: AT 0000 937453
ADR-ISIN: US 91819 P 1049
(ISIN: International Securities Identification Number)

Dates for 2004

Results	
Annual Report 2003	March 25, 2004
Quarter 1, 2004	May 25, 2004
Quarters 1-2, 2004	August 26, 2004
Quarters 1-3, 2004	November 25, 2004
Annual General Meeting	April 29, 2004 Design Center Linz

VOEST-ALPINE Industrieanlagenbau GmbH & Co
Turmstrasse 44, P.O. Box 4
A-4031 Linz
Tel.: (+43/732) 6592-8501
Fax: (+43/732) 6980-8632
E-mail: contact@vai.at

VA TECH Hydro GmbH & Co
Penzinger Strasse 76
A-1141 Vienna
Tel.: (+43/1) 89100-2053
Fax: (+43/1) 89100-196
E-mail: contact@vatech-hydro.com

VA TECH Transmission and
Distribution GmbH & Co
Penzinger Strasse 76
A-1141 Vienna
Tel.: (+43/1) 89100-2053
Fax: (+43/1) 89100-196
E-mail: contact@vatech-td.com

VA TECH WABAG GmbH
Siemensstrasse 89
A-1210 Vienna
Tel.: (+43/1) 25105-4610
Fax: (+43/1) 25105-130
E-mail: contact@wabag.com

VA TECH ELIN EBG GmbH
Penzinger Strasse 76
A-1140 Vienna
Tel.: (+43/1) 89990-4017
Fax: (+43/1) 89100-2373
E-mail: contact@elinebg.at

VA TECH ELIN EBG GmbH
Kraussstrasse 1-7
A-4021 Linz
Tel.: (+43/732) 6939-2440
Fax: (+43/732) 6939-2318
E-mail: contact@elinebg.at

applied international
informatics AG
Handelskai 388
A-1020 Vienna
Tel.: (+43/1) 72709-240
Fax: (+43/1) 72709-15
E-mail: marketing@aiinformatics.com

VA TECH International GmbH
Lunzerstrasse 64, P.O. Box 9
A-4031 Linz
Tel.: (+43/732) 6986-3153
Fax: (+43/732) 6980-3428
E-mail: contact@vat-i.co.at

VA TECH FINANCE GmbH
Penzinger Strasse 76
A-1140 Vienna
Tel.: (+43/1) 89118-4130
Fax: (+43/1) 8925481
E-mail: contact@finance.vatech.at



IMPRINT
Publisher: VA Technologie AG
Design: Projektagentur Weixelbaumer, Linz
Lithography: Martin Märzinger, Wels
Photography: Tom Weber, Photonica, VA Technologie AG
Typesetting: text.bild.media, Linz
Print: Gutenberg, Linz

VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Lunzerstrasse 64
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
e-mail: contact@vatech.at

Our Sustainability Report is certain to interest you and we would be pleased to supply it. Simply contact us:
Tel: (+43/732) 6986-9222
e-mail: contact@vatech.at

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